ARLS

P.E.
12-31-03

CharterMac | 2003 Annual Report

1997

CharterMac lists its common shares on the American Stock Exchange.

1998

CharterMac completes its first full year of investments, acquiring revenue bonds totaling approximately $117 million.

CharterMac introduces its Private Label Tender Option Program, the first securitization of its kind for tax-exempt multifamily housing first mortgage bond pools.

1999

CharterMac accesses the equity market for the first time, completing its first preferred share offering to institutional investors.

2000

CharterMac continues to expand its investment portfolio, acquiring revenue bonds totalling approximately $300 million during 2000.

CharterMac launches the first offering of its innovative Convertible Community Reinvestment Act Preferred Shares to financial institutions.

2001

CharterMac completes the acquisition of its mortgage banking subsidiary, PW Funding Inc.

CharterMac's subsidiary completes its first credit enhancement transaction, guaranteeing a first loss position on a pool of multifamily mortgage loans.

2002

CharterMac continues to diversify its revenue sources through its subsidiary's participation in its first low-income housing tax credit yield guarantee transaction.

CharterMac completes a record year, providing over $1.2 billion in financing to the multifamily industry.

2003

CharterMac acquires Related Capital Company, creating one of the nation's largest multifamily finance companies. The acquisition further diversifies CharterMac's revenue sources and operating platform. Since listing on the AMEX in 1997, CharterMac's total market capitalization has increased more than 400% to over $2.5 billion.

CharterMac completes its first follow-on common share offering.

The fair value of CharterMac's revenue bond portfolio surpasses $1 billion.

Providing capital solutions to developers and owners of multifamily rental housing.



From left to right:

Alan P. Hirmes
Chief Operating Officer and Chief Financial Officer

Marc D. Schnitzer
President

Stephen M. Ross
Chairman

Stuart J. Boesky
Chief Executive Officer

Denise L. Kiley
Chief Credit Officer

Financial Highlights

Year ended December 31 (dollars in thousands except per share amounts)	2003	2002
Total revenues	$152,210	$116,413
Net income	$66,586	$60,833
Net income applicable to shareholders	$61,248	$55,905
Net income per share (diluted)	$1.31	$1.31
Cash available for distribution ("CAD")	$84,124	$68,387
CAD applicable to shareholders	$78,791	$63,515
CAD applicable to shareholders per share (diluted)	$1.69	$1.49
Dividends per share	$1.37	$1.26
Common and convertible CRA shares outstanding at year end	50,883,361	44,995,220

This table should be read in conjunction with the Notes to Consolidated Financial Statements.

Dear Fellow Shareholders

The year 2003 was a defining time for CharterMac (the "Company"). For the sixth consecutive full year of operations, we accomplished substantially all of the goals we had set forth for the Company, including the expansion of our operating platform, the diversification of our revenue sources, and the completion of the acquisition of Related Capital Company ("RCC"). With the incorporation of RCC into CharterMac and the increasing synergies with our subsidiary, PW Funding Inc. ("PWF"), the Company completed over $2 billion of multifamily financing during the year. As a result, CharterMac enters 2004 as one of the strongest multifamily finance companies in the nation.

We are particularly proud that solid results in all four of our core businesses -- portfolio investing, real estate fund management, mortgage banking, and credit enhancement -- enabled the Company to grow its 2003 Cash Available for Distribution ("CAD") per share by approximately 13.4% over 2002. In addition, our continuing goal of providing our shareholders with consistent returns and increased value was realized in the share return for the year. The total return on CharterMac common shares (inclusive of dividends), on a tax-adjusted basis, was approximately 33.6% for 2003, and approximately 17.0% on a compounded annual basis since CharterMac's listing on the American Stock Exchange in October 1997. In addition, the Company's successful execution of its business plan has enabled CharterMac to establish an infrastructure that will promote a consistent rate of internal growth, which is less affected by interest rate fluctuations and less dependent on the shape of the yield curve.

Industry Overview

Multifamily Market

The year 2003 was a record year in the multifamily finance industry. According to a recent report by the Mortgage Bankers Association, on the strength of fourth quarter volume, commercial and multifamily mortgage loan originations set a record during 2003, with the multifamily sector's $49.9 billion in loans representing 43% of total loan originations. As an investment, multifamily loans continue to outperform all other real estate loans. According to the Office of Thrift Supervision, as of December 31, 2003, the level of non-current multifamily loans as a percentage of all outstanding multifamily loans was just 0.13%, which compares very favorably to 1.21% for all commercial real estate loans and 0.84% for single-family loans.

While loan originations were at a record pace in 2003, the multifamily industry continued to face some challenges. Fundamentals were weak due to a confluence of factors, including increasing supply, lack of job growth, and increased single-family home ownership. The positive note is that multifamily property values continued to increase, with capitalization rates falling to a 13-year low of 7.05% at the end of 2003. The appreciation in values has boosted apartment investor total returns even in the face of declining net operating income ("NOI"). While most of the apartment real estate investment trusts ("REITs") reported declines in same store NOI throughout the year, investment returns on apartment properties rose to 9.2% during 2003 from 8.8% during 2002.

The affordable multifamily industry also felt the effects of the economic climate in 2003, as large rental concessions at market-rate properties in certain markets eroded the price advantage of low-income housing tax credit ("LIHTC") properties. In addition, rising property tax and insurance expenses at affordable properties continued to affect NOI. During 2003, NOI at properties underlying CharterMac's revenue bond portfolio declined 3.6% as compared with 2002.

Interest Rates

The low interest rate environment continues to be extremely favorable for CharterMac, as the Bond Market Association ("BMA") Municipal Swap Index, the short-term tax-exempt index that is the basis of a majority of the Company's debt, continues to be at historic lows. With the BMA rate averaging just 1.03% for 2003, CharterMac was able to recognize beneficial spreads between our cost of borrowing and the interest rates on our revenue bonds investments. Our weighted average cost of debt at December 31, 2003, was approximately 2.5%, taking into account our current cost of hedging, while the interest rates on our revenue bond investments averaged 6.5% for the year.

Consistent with our previously discussed strategy, CharterMac has begun implementing hedging strategies to mitigate the possible effects of future interest rate fluctuations. We believe short-term rates will remain relatively low throughout most of 2004. Therefore, we have decided to focus CharterMac's hedging activity on 2005 and beyond. Consequently, during the fourth quarter of 2003 and the first quarter of 2004, the Company entered into six different BMA swap transactions with an aggregate notional amount of $450 million. All of the swaps provide protection beginning in 2005 and have a weighted average term of four years.

Portfolio Investing

CharterMac had a record year in its core business of revenue bond acquisitions. During 2003, CharterMac acquired revenue bonds, provided additional fundings, and issued forward commitments aggregating approximately $517.7 million, secured by more than 10,700 units of multifamily housing located in 17 states. CharterMac's investment activity during 2003 represents a 3.0% increase over the Company's investment activity in 2002. The tax-exempt first mortgage bonds funded in 2003 have a weighted average interest rate of 6.55%, a weighted average maturity of 38 years, and a weighted average prepayment lockout of 14 years.

We continue to build a strong and diversified portfolio, with no single bond representing more than 2.53% of the Company's portfolio. As of December 31, 2003, CharterMac had direct and indirect ownership interests in a geographically diversified portfolio of taxable and tax-exempt first mortgage revenue bonds and tax-exempt subordinate revenue bonds with a fair value of approximately $1.9 billion, secured by mortgages on more than 40,500 multifamily housing units. The tax-exempt first mortgage revenue bonds in our portfolio have a weighted average interest rate of 6.83%, a weighted average maturity of 35 years, and a weighted average prepayment lockout of 12 years.

As of December 31, 2003, approximately 33.5% of CharterMac's revenue bond portfolio was comprised of stabilized bonds, with a weighted average debt service coverage ratio of 1.20:1. Average occupancy for the entire stabilized portfolio at year end stayed constant at approximately 92%. We continue to take a very active and hands-on approach to servicing our loan portfolio and monitoring property performance. We are extremely proud of our asset management and loan servicing groups, as they continue to add enormous value to the Company and clearly help distinguish CharterMac from its competitors.

Fund Management

CharterMac's new fund management subsidiary, RCC, also had a record year in 2003, during which it raised approximately $890.4 million

Projected Revenue Sources for 2004


Interest Income 57%
Fund Management Fee Income 24%
Credit Enhancement Fees/LIHTC Guarantee Fees 5%
Mortgage Banking/Servicing Fees 9%
Other Fees* 5%

* Other consists of contingent interest, construction and letter of credit fees, low floater fees, and ARCap revenue.

in equity from institutional investors for its investment funds. This represents a 14% increase over RCC's previous record of $778.7 million in 2002.

During 2003, RCC welcomed several new investors to its Related Corporate Partners multi-investor fund product line, which represented 56% of the total equity raised. In 2003, RCC also established a new fund for a single institutional investor, which raised more than $50 million. Working in tandem with CharterMac, RCC increased its guaranteed fund sales by over 100% from 2002 to $153.8 million.

During the year, RCC made equity investments in 120 properties, representing an 11.0% increase over its investment volume for 2002. Significantly, approximately 27.3% of RCC's acquisition volume was in properties that also received tax-exempt bond financing from CharterMac. This level represents a 16.5% increase over the amount for 2002, further illustrating the valuable synergies between CharterMac and RCC.

Mortgage Banking

During 2003, PWF originated approximately $604.8 million in loans on behalf of Fannie Mae, Freddie Mac, the FHA, and insurance companies. While this is a decrease of approximately 13.5% from PWF's investment activity during 2002, approximately 72% of the loans closed during 2003 were new loans as opposed to portfolio refinancings, thereby adding valuable new servicing to the portfolio. In addition, during 2003, PWF took on the day-to-day loan servicing of a $598 million portfolio of loans subserviced by CreditRe Mortgage Servicing Company, L.L.C., an affiliate of The Related Companies L.P. As a result, PWF's loan servicing portfolio grew to approximately $4.1 billion by December 31, 2003, which is an increase of approximately 28.1% over the size of the servicing portfolio as of December 31, 2002.

PWF also expanded its product offerings and distinguished itself from its competitors on a number of occasions throughout 2003. During the year, PWF closed its first transaction under Fannie Mae's recently launched Delegated Underwriting and Servicing ("DUS™") Early Rate Lock program, which had been enhanced to reduce interest rate risk to owners during the financing process. Additionally, PWF was the first DUS™ lender to rate-lock a loan under Fannie Mae's new "Extended Maturity Option" for conventional DUS™ fixed-rate balloon mortgages, or "Extended Maturity Loans", a program which provides for more efficient pricing of a standard fixed-rate term loan with an optional one-year floating rate period during which there is no prepayment premium. As a result of its past efforts and accomplishments, PWF was recognized during 2003 with the Excellence in Operations Award for 2002 at Fannie Mae's annual DUS™ conference.

We believe that PWF represents a real growth opportunity for CharterMac. Fannie Mae and Freddie Mac participated in over 42% of all multifamily financings during 2003, and PWF originated less than 2.5% of that business. We are committed to aggressively growing PWF's market share in the mortgage banking industry and have begun to make significant strides toward that goal. Last year, PWF was selected as one of four Freddie Mac Program Plus Seller/Servicers approved to originate targeted affordable loans for Freddie Mac on a nation-wide basis. This designation is expected to significantly increase the amount of our Freddie Mac deal flow. Year-to-date, PWF is already the number one Freddie Mac originator in the Northeast region. In November, PWF opened an office in Kansas City, which should increase its presence in the Midwest. PWF has also opened a new office in Washington, D.C., and it has recently announced the hiring of a new national sales manager. With these new changes, PWF is in a position to have a record year during 2004.

Credit Enhancement

In 2003, CharterMac, through a subsidiary, closed its second and third transactions to guarantee tax benefits to investors in partnerships benefiting from federal LIHTCs. In the transactions, CharterMac agreed to back-up the guarantee of an agreed upon internal rate of return by an investment grade-rated financial institution to the investors in Related Capital Guaranteed Corporate Partners II, L.P. – Series B and Related Capital Guaranteed Corporate Partners II, L.P. – Series C. CharterMac received approximately $5.6 million of guarantee fees at the closings and will receive fees aggregating approximately $3.6 million through April 2005, according to the contracted payment schedules.

We believe that the credit enhancement transactions completed by CharterMac in 2003 represent a particularly attractive business line for the Company, as CharterMac receives significant guarantee fees for assuming risks that already are implicit in our core business. CharterMac expects to complete similar transactions in 2004, as they provide a unique opportunity for the Company to realize increased returns.

Capital Markets

In order to fund all of its investment activities,

Dividend Per Share

Compounded Annual Growth Rate = 9.6%



$1.40
$1.30
$1.20
$1.10
$1.14
$1.26
$1.37
'01
'02
'03

Cash Available for Distribution ("CAD") Applicable to Shareholders per Share
(diluted)



$1.80
$1.60
$1.40
$1.20
$1.36
$1.49
$1.69
'01
'02
'03

Compounded Annual Growth Rate = 11.5%

CAD Payout Ratio



90%
80%
70%
84%
85%
81%
'01
'02
'03

CharterMac was particularly active in the capital markets during 2003. The Company successfully implemented new and better ways to finance our business activities, resulting in a lower cost of capital and increased operating margins.

On the equity side, CharterMac continued to broaden the investor base for its Series A Convertible Community Reinvestment Act ("CRA") Preferred Shares. In 2003, the Company completed four CRA offerings, issuing 5,738,053 shares to a total of 26 financial institutions and raising gross proceeds of approximately $107.5 million. This innovative security continues to attract high quality institutional ownership to our Company in the form of national, regional, and local banks across the country. While banks benefit from the CRA credit associated with their stock purchases, CharterMac has the advantage of being able to issue equity in a cost effective manner with minimal disruption to the trading pattern of our shares.

From a debt capital perspective, CharterMac pursued efforts to further diversify the Company's sources of debt financing, adding to its usual sources of debt capital by closing a two-year, $75 million secured revolving tax-exempt bond warehouse line of credit with Fleet National Bank and Wachovia Bank, N.A. in April. The interest rate on the facility is floating and is based on the London Inter-Bank Offer Rate ("LIBOR") plus 1.50% or the Prime Rate plus 0.25%. The Company also closed a $100 million bond securitization transaction, contributing to a trust 19 fixed-rate, tax-exempt multifamily housing and senior housing revenue bonds totaling approximately $196.8 million in aggregate principal, and in turn sold $100 million in Class A Certificates to various institutional investors. Interest on these certificates is fixed at 3.25% for two years.

Rounding out its new sources of debt capital, during 2003, CharterMac issued a new auction rate debt security. For the transaction, CharterMac deposited a portfolio of bonds into CharterMac Auction Rate Certificate Trust I, which in turn issued $100 million of auction rate certificates. The $100 million tranche of auction rate certificates, which are auctioned primarily to corporations as a tax-exempt money market alternative, are reset every 35 days through a Dutch Auction process. For CharterMac, the auction rate structure is an advantageous new way to issue debt, as it precludes the need for a bank to provide a liquidity facility.

Financial Highlights

For the year ended December 31, 2003, CharterMac had total revenues of approximately $152.2 million, representing an increase of approximately 30.8% as compared to total revenues of approximately $116.4 million for the year ended December 31, 2002. For the year ended December 31, 2003, CharterMac had net income applicable to shareholders of approximately $61.2 million, which is an increase of approximately 9.6% as compared to net income applicable to shareholders of approximately $55.9 million for the year ended December 31, 2002. On a diluted per share basis, net income applicable to shareholders was $1.31 for the year ended December 31, 2003, which was equal to net income applicable to shareholders for the year ended December 31, 2002.

For the year ended December 31, 2003, CharterMac's CAD applicable to shareholders, a performance measure, was approximately $78.8 million. CharterMac's 2003 CAD results represent an increase of approximately 24.1% as compared to CAD applicable to shareholders of approximately $63.5 million for the year ended December 31, 2002. On a diluted per share basis, CAD applicable to shareholders was $1.69 for the year ended December 31, 2003, representing an increase of approximately 13.4% as compared to CAD per share of $1.49 for the year ended December 31, 2002.

During 2003, CharterMac was able to generate a level of stable, consistent cash flow that supports strong dividend growth. As a result, CharterMac increased its quarterly distribution three times during the year, resulting in a total annual distribution increase of approximately 15.6%. CharterMac's current annualized distribution of $1.48 per share represents a 7.0% yield based upon the $21.13 per share closing price on December 31, 2003. For the year ended December 31, 2003, CharterMac's distributions to common shareholders were approximately 92% federally tax-exempt, resulting in a taxable equivalent yield of approximately 10.5% for a shareholder in a 35% tax bracket.

Management Changes

In connection with the acquisition of RCC, CharterMac's shareholders approved the expansion of CharterMac's Board of Trustees to 15 members. The new members of our Board bring varied experience and a wealth of knowledge to our Company. In addition, the Board is now comprised of a majority of independent trustees, resulting in the Company's being in early compliance with relevant standards required by both Sarbanes-Oxley legislation and the American Stock Exchange.

Also, in December of 2003, CharterMac's Board of Trustees elected Alan P. Hirmes to the position of Chief Financial Officer, effective March 31, 2004. Mr. Hirmes has replaced Stuart A. Rothstein, who left CharterMac to pursue other opportunities. Mr. Hirmes has 24 years of real estate finance experience, 20 of which have been with RCC, and he has been a Certified Public Accountant in New York since 1978.

CharterMac's varied business lines allow the Company to offer comprehensive capital solutions to developers and owners of multifamily rental housing throughout the country. As such, we believe the Company is well positioned to gain market share in all four of its core business lines in the year ahead. In addition, we will continue to pursue opportunities to add complimentary lines of business to our platform and to diversify our products to better serve the developer and investor community.

With our growing balance sheet, our ability to access capital, and our focused management team, we expect that CharterMac will continue to explore new growth opportunities and become an even stronger company in 2004. Additionally, we will continue to develop the financial community's awareness of and interest in CharterMac as an investment opportunity, as we continue to maintain our commitment to increasing shareholder value.

We invite you to join us at our annual shareholders' meeting on Thursday, June 10, 2004, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York. Your attendance will be very much appreciated.

We thank our shareholders for their support, and we look forward to reporting on CharterMac's progress and achievements in the year ahead.

Stuart J. Boesky
Chief Executive Officer

Stephen M. Ross
Chairman

Marc D. Schnitzer
President

CharterMac | Financial Table of Contents

Selected Financial Data

CharterMac & Subsidiaries

The information set forth below presents our selected financial data. Additional financial information is set forth in the audited consolidated financial statements and notes thereto contained in "Item 8. Financial Statements and Supplementary Data".

For the Years Ended December 31, (Dollars in thousands except for share data)

Operations	2003	2002	2001	2000	1999
Total revenues	$ 152,210	$ 116,413	$ 74,625	$ 59,091	$ 40,437
Operating expenses	(52,871)	(33,397)	(6,074)	(4,563)	(3,151)
Interest expense and financing costs	(33,335)	(19,004)	(16,132)	(16,488)	(8,768)
Other-than-temporary impairments related to investments in revenue bonds	(1,759)	(920)	(400)	--	(1,859)
Equity in earnings of ARCap	2,219	2,219	456	--	--
Gain/(Loss) on repayment of revenue bonds and sales of loans	7,483	14,568	(912)	645	(463)
Income before allocation to preferred shareholders and minority interest	73,947	79,879	51,563	38,685	26,196
Income allocated to preferred shareholders of subsidiary (2)	(9,449)	(17,266)	(12,578)	(8,594)	(3,014)
Income allocated to SCUs	(4,038)	--	--	--	--
Income allocated to minority interest	54	(496)	--	--	--
Income before provision for income taxes	60,514	62,117	38,985	30,091	23,182
Benefit (provision) for income taxes	6,072	(1,284)	--	--	--
Net income	$ 66,586	$ 60,833	$ 38,985	$ 30,091	$ 23,182
Net income applicable to shareholders (3)	$ 61,248	$ 55,905	$ 35,010	$ 27,074	$ 20,951
Net income per share (3)					
Basic	$ 1.31	$ 1.31	$ 1.14	$ 1.22	$ 1.02
Diluted	$ 1.31	$ 1.31	$ 1.14	$ 1.22	$ 1.02
Weighted average shares outstanding					
Basic	46,653,270	42,697,195	30,782,161	22,140,576	20,580,756
Diluted	46,735,232	42,768,139	30,837,340	22,152,239	20,580,756
Financial Position					
Total assets	$ 2,583,273	$ 1,852,868	$ 1,421,059	$ 925,236	$ 673,791
Financing arrangements	$ 900,008	$ 671,659	$ 541,796	$ 385,026	$ 257,770
Notes payable	$ 153,350	$ 68,556	$ 56,586	$ --	$ --
Total liabilities	$ 1,473,417	$ 821,031	$ 663,659	$ 399,222	$ 268,239
Preferred shares of subsidiary (subject to mandatory repurchase)	$ --	$ 273,500	$ 218,500	$ 169,000	$ 90,000
Total shareholders' equity/partners' capital	$ 817,657	$ 753,515	$ 535,248	$ 357,014	$ 315,552
Distributions					
Distributions to Preferred Shareholders	$18,897,500	$17,265,500	$12,577,894	$ 8,593,956	$ 3,014,375
Distributions to shareholders (3)	$64,062,301	$55,118,956	$36,607,592	$23,973,872	$ 20,478,112
Distributions per share (1)	$ 1.37	$ 1.26	$ 1.14	$ 1.07	$ 1.00

(1) Distributions per share are the same for both common shares and Convertible CRA Shares.

(2) Beginning July 2003, income allocated to preferred shareholders of subsidiary was reclassed to interest expense in accordance with SFAS 150.

(3) Includes common shareholders and Convertible CRA Shareholders.

Consolidated Balance Sheets

CharterMac & Subsidiaries

(Dollars in thousands) December 31,	2003	2002
Assets		
Revenue bonds - at fair value	$ 1,871,009	$ 1,579,590
Mortgage servicing rights	33,351	35,595
Cash and cash equivalents	58,257	13,699
Cash and cash equivalents - restricted	26,636	46,785
Investments in partnerships	26,638	--
Deferred costs - net of amortization of $13,463 and $8,451	58,408	48,693
Goodwill	214,744	4,793
Other intangible assets - net of amortization of $4,163 and $1,750	194,203	11,316
Other assets	100,027	112,397
Total assets	$ 2,583,273	$ 1,852,868
Liabilities and Shareholders' Equity		
Liabilities		
Financing arrangements	$ 900,008	$ 671,659
Preferred shares of subsidiary (subject to mandatory repurchase)	273,500	--
Notes payable	153,350	68,556
Accounts payable, accrued expenses and other liabilities	34,886	42,008
Deferred income	23,691	8,998
Deferred tax liability	60,370	10,790
Distributions payable	27,612	19,020
Total liabilities	1,473,417	821,031
Preferred shares of subsidiary (subject to mandatory repurchase)	–	273,500
Minority interest in consolidated subsidiary – SCUs	288,006	----
Minority interest in consolidated subsidiary – PWF	4,193	4,822
Commitments and contingencies		
Shareholders' equity		
Beneficial owners equity - convertible CRA shareholders (8,179,761 and 3,835,002 shares issued and outstanding in 2003 and 2002, respectively)	160,618	58,174
Beneficial owners equity - manager	--	1,126
Beneficial owners equity - special preferred voting shares (16,164,905 shares authorized and issued at par $.01)	161	--
Beneficial owners equity - other common shareholders (100,000,000 shares authorized; 42,726,232 issued and 42,703,600 outstanding and 41,168,618 shares issued and 41,160,218 outstanding in 2003 and 2002, respectively)	622,771	604,496
Deferred compensation	(19,385)	
Treasury shares of beneficial interest (22,632 and 8,400 shares in 2003 and 2002, respectively)	(378)	(103)
Accumulated other comprehensive income	53,870	89,822
Total shareholders' equity	817,657	753,515
Total liabilities and shareholders' equity	$ 2,583,273	$ 1,852,868

See accompanying notes to consolidated financial statements

Consolidated Statements of Income

CharterMac & Subsidiaries

(Dollars in thousands except per share amounts)	Years Ended December 31, 2003	2002	2001
Revenues:			
Revenue bond interest income	$ 113,655	$ 92,681	$ 71,500
Fee income:			
Mortgage banking	13,712	13,681	--
Fund management	12,643	--	--
Other income	12,200	10,051	3,125
Total revenues	152,210	116,413	74,625
Expenses:			
Interest expense	19,859	15,823	13,641
Interest expense - distributions to preferred shareholders of subsidiary	9,448	--	--
Recurring fees - securitizations	4,028	3,181	2,491
General and administrative	40,945	24,506	5,209
Depreciation and amortization	11,926	8,891	865
Loss on impairment of assets	1,759	920	400
Total expenses	87,965	53,321	22,606
Income before gain (loss) on repayment of revenue bonds, sale of loans and equity in earnings of ARCap	64,245	63,092	52,019
Equity in earnings of ARCap	2,219	2,219	456
Gain on sale of loans	5,532	10,683	--
Gain (loss) on repayment of revenue bonds	1,951	3,885	(912)
Income before allocation to preferred shareholders of subsidiary and minority interest	73,947	79,879	51,563
Income allocated to preferred shareholders of subsidiary	(9,449)	(17,266)	(12,578)
Income allocated to SCUs	(4,038)	--	--
(Income) loss allocated to minority interest	54	(496)	--
Income before benefit (provision) for income taxes	60,514	62,117	38,985
Benefit (provision) for income taxes	6,072	(1,284)	--
Net income	$ 66,586	$ 60,833	$ 38,985
Allocation of net income to:			
Special distribution to Manager	$ 5,332	$ 4,872	$ 3,621
Manager	$ 6	$ 56	$ 354
Common shareholders	$ 54,608	$ 52,516	$ 32,558
Convertible CRA shareholders	6,640	3,389	2,452
Total for shareholders	$ 61,248	$ 55,905	$ 35,010
Net income per share			
Basic	$ 1.31	$ 1.31	$ 1.14
Diluted	$ 1.31	$ 1.31	$ 1.14
Weighted average shares outstanding:			
Basic	46,653,270	42,697,195	30,782,161
Diluted	46,735,232	42,768,139	30,837,340

See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

CharterMac & Subsidiaries

(Dollars in thousands)	Beneficial Owner's Equity-Convertible CRA Shareholders	Beneficial Owner's Equity-Manager	Beneficial Owner's Equity-Other Shareholders	Beneficial Owner's Equity-Special Preferred Voting Shares	Treasury Shares of Beneficial Interest	Deferred Compensation	Comprehensive Income	Accumulated Other Comprehensive Gain (Loss)	Total
Balance at January 1, 2001	$ 34,397	$ 716	$344,871	$ --	$ (103)	$ --		$(22,867)	$357,014
Comprehensive income:									
Net income	2,452	3,975	32,558				$ 38,985		38,985
Other comprehensive gain (loss):									
Net unrealized loss interest rate swaps							(2,958)		
Net unrealized gain on Revenue Bonds:									
Net unrealized holding gain arising during the period							26,225		
Add: Reclassification adjustment for net gain included in net income							(3,097)		
Total other comprehensive gain							$ 20,170	20,170	20,170
Comprehensive income							$ 59,155		
Retirement of Convertible CRA shares	(8,986)								(8,986)
Issuance of common shares			168,294						168,294
Distributions	(2,341)	(3,621)	(34,267)						(40,229)
Balance at December 31, 2001	$ 25,522	$ 1,070	$511,456		$ (103)			$ (2,697)	$535,248
Comprehensive income:									
Net income	3,389	4,928	52,516				$ 60,833		60,833
Other comprehensive gain (loss):									
Net unrealized loss on interest rate derivatives							(2,607)		
Net unrealized gain on Revenue Bonds:									
Unrealized holding gain arising during the period							99,011		
Less: Reclassification adjustment for net gain included in net income							(3,885)		
Total other comprehensive gain							$ 92,519	92,519	92,519
Comprehensive income							$153,352		
Issuance of Convertible CRA shares	32,523								32,523
Issuance of common shares	--	--	92,383						92,383
Distributions	(3,260)	(4,872)	(51,859)						(59,991)

Consolidated Statements of Changes in Shareholders' Equity

CharterMac & Subsidiaries

(Dollars in Thousands)	Beneficial Owner's Equity-Convertible CRA Shareholders	Beneficial Owner's Equity-Manager	Beneficial Owner's Equity-Other Shareholders	Beneficial Owner's Equity-Special Preferred Voting Shares	Treasury Shares of Beneficial Interest	Deferred Compensation	Comprehensive Income	Accumulated Other Comprehensive Gain (Loss)	Total
Balance at December 31, 2002	$ 58,174	$ 1,126	$ 604,496	$ --	$ (103)			$ 89,822	$ 753,515
Comprehensive income:									
Net income	6,640	5,338	54,608				66,586		66,586
Other comprehensive gain (loss):									
Net unrealized gain on interest rate derivatives							2,607		
Net unrealized loss on revenue bonds:									
Unrealized holding loss arising during the period							(36,608)		
Less: Reclassification adjustment for net gain included in net income							(1,951)		
Other comprehensive loss:							(35,952)	(35,952)	(35,952)
Comprehensive income							$ 30,634		
Deferred compensation						(19,385)			(19,385)
Decrease in manager interest		(1,132)							(1,132)
Issuance of special preferred voting shares				161					161
Issuance of Convertible CRA shares	102,532								102,532
Issuance of common shares			21,282		(275)				21,007
Distributions	(6,728)	(5,332)	(57,615)						(69,675)
Balance at December 31, 2003	$160,618	$ --	$ 622,771	$ 161	$ (378)	$ (19,385)		$ 53,870	$ 817,657

Consolidated Statements of Cash Flows

CharterMac & Subsidiaries

(Dollars in thousands)	Years Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 66,586	$ 60,833	$ 38,985
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on repayment of revenue bonds	(1,951)	(3,885)	912
Loss on impairment of revenue bonds	1,759	920	400
Depreciation and amortization	13,318	13,839	4,924
Income allocated to preferred shareholders of subsidiary	18,897	17,266	12,578
Equity in earnings of ARCap, in excess of distributions received	--	(104)	(456)
Increase in mortgage servicing rights	(4,015)	(9,500)	(35,646)
Increase in provision for loss under FNMA DUS product line	--	--	1,937
Income allocated to minority interest - SCUs	4,038	--	--
Repayment of project advances	8,786	--	--
Income (loss) allocated to minority interest	(2,250)	496	3,652
Issuance of shares of subsidiary - compensation expenses	--	674	--
Changes in operating assets and liabilities:			
Accounts and interest receivable	(1,864)	(2,562)	(1,255)
Other assets	(8,682)	(2,513)	(20,443)
Increase in deferred income	13,913	3,511	--
Accounts payable, accrued expenses and other liabilities	14,593	122	29,594
Deferred tax liability	(12,326)	539	10,251
Due to/from affiliates	(4,223)	--	--
Derivative assets and liabilities	(2,324)	--	--
Net cash provided by operating activities	108,289	79,636	45,433
Cash flows from investing activities:			
Proceeds from revenue bonds and notes	113,242	122,738	28,605
Revenue bond acquisitions	(444,185)	(467,762)	(305,062)
Investment in preferred shares of ARCap	--	--	(18,494)
Increase in temporary investments	(10,205)	(5,400)	--
Decrease (increase) in promissory notes and notes receivable	19,015	(17,378)	(26,785)
Increase in goodwill	--	(3,590)	(9,842)
Acquisition of Related Capital Company	(56,261)	--	--
Decrease (increase) in cash and cash equivalents - restricted	20,149	(42,115)	(4,670)
Loans made to properties	(1,314)	--	(11,122)
Net cash used in investing activities	(359,559)	(413,507)	(347,370)

Consolidated Statements of Cash Flows – Continued

CharterMac & Subsidiaries

(Dollars in thousands)	Years Ended December 31, 2003	2002	2001
Cash flows from financing activities:			
Distributions to shareholders	(69,132)	(56,441)	(35,790)
Distributions paid to preferred shareholders of subsidiary	(18,897)	(16,234)	(11,847)
Proceeds from financing arrangements	581,415	208,224	309,310
Principal repayments of financing arrangements	(297,224)	(67,313)	(96,826)
Issuance of common and Convertible CRA shares of subsidiary	104,315	124,876	168,264
Retirement of convertible CRA shares	--	--	(8,987)
Increase in preferred shares of subsidiaries	--	52,932	47,614
Increase in other deferred costs	(4,649)	(3,838)	(553)
Net cash provided by financing activities	295,828	242,206	371,185
Net increase (decrease) in cash and cash equivalents	44,558	(91,665)	69,248
Cash and cash equivalents at the beginning of the period	13,699	105,364	36,116
Cash and cash equivalents at the end of the period	$ 58,257	$ 13,699	$ 105,364
Supplemental Information:			
Interest paid	$ 19,412	$ 12,703	$ 4,493
Reclassification of goodwill to intangible assets:			
Decrease in goodwill		(8,639)	
Increase in intangible assets		8,639	
Issuance of restricted shares of stock	19,385		
Supplemental disclosure of noncash activities:			
Acquisition of PW Funding Inc.			
Increase in guaranteed investment contracts			$ (18,406)
Increase in mortgage servicing rights			(35,646)
Increase in promissory notes receivable			(29,325)
Increase in other assets			(2,500)
Increase in notes payable			29,325
Increase in due to FNMA			18,406
Increase in accounts payable, accrued expenses and other liabilities			9,807
Increase in reserves for possible DUS losses			1,938
Increase in minority interest in subsidiary			3,652
Increase in deferred tax liability			10,251
Increase in goodwill			(9,842)
Acquisition of PWF, net of cash acquired			$ (22,340)
Acquisition of Related Capital Company			
Increase in investment in and advances to partnerships	$ (35,424)		
Increase in intangible assets	(185,300)		
Increase in goodwill	(210,294)		
Increase in other assets and liabilities	(1,272)		
Issuance of special common units	288,006		
Increase in notes payable	28,952		
Increase in deferred tax liability	59,071		
	$(56,261)		

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 1 • Organization and Significant Accounting Policies

CharterMac, which we refer to herein as "we", "us", "our", and "our Company", is a Delaware statutory trust, which commenced operations in October 1997. We and our subsidiaries are in the business of (i) portfolio investing, which includes acquiring and holding (directly and indirectly through our subsidiaries) federally tax-exempt multi-family housing revenue bonds issued by various state or local governments, agencies or authorities and other investments designed to produce federally tax-exempt income; (ii) mortgage banking, which includes originating and servicing mortgage loans on behalf of third parties such as the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal Housing Authority ("FHA"); (iii) credit enhancement, which includes guaranteeing tax credit equity returns and mortgage loans; and (iv) fund management, which includes sponsoring investment programs for a fee.

We and a majority of our subsidiaries, are each either treated as partnerships or disregarded for federal income tax purposes. Therefore, we pass through to our shareholders, in the form of distributions, income (including federally tax-exempt income) derived from our investments without paying federal income tax on that income. We intend to operate so that a substantial portion of our ordinary income will be excluded from gross income for federal income tax purposes. Other income, such as capital gains and taxable interest income, as well as any dividend income from CharterMac Corporation ("CM Corp.") our wholly owned subsidiary, generally will be subject to tax.

In 1999, we formed CharterMac Equity Issuer Trust, a wholly owned subsidiary, (collectively, with its subsidiaries, "Equity Issuer") which holds a substantial portion of our revenue bonds. From time to time, Equity Issuer may issue Series A and Series B Cumulative Preferred Shares (cumulatively, "Preferred Shares") to institutional investors. The Preferred Shares have a senior claim to the tax-exempt income derived from the investments owned by Equity Issuer. Any income in Equity Issuer after the payment of the cumulative distributions on its Preferred Shares, and after the fulfillment of certain covenants, may then be allocated to CharterMac. The assets of Equity Issuer, while included in our consolidated financial statements, are legally owned by Equity Issuer and are not available to any creditors of our Company outside of Equity Issuer.

In July 2001, we formed CM Corp. as a wholly owned, consolidated taxable subsidiary to help us more efficiently manage our taxable businesses. CM Corp. and its subsidiaries conduct most of our taxable business, including many of the fee-generating activities in which we may engage. CM Corp. isolates a substantial portion of the taxable income and expenses of our Company. Unlike CharterMac, CM Corp. is a corporation which is subject to both Federal and State income tax.

In December 2001, our Company, through CM Corp. acquired 80% of the outstanding capital stock of PW Funding Inc. and its subsidiaries ("PWF"). Under the acquisition agreement, the stockholders of PWF were granted the right to put their remaining 20% stock interest to CM Corp. after an initial period of 24 to 36 months. The agreement also grants CM Corp. the right to call the remaining 20% stock interest of PWF from PWF's stockholders after the same initial period of 24 to 36 months. Subsequent to the initial purchase of 80% of PWF's outstanding stock, and pursuant to terms of individual employee stock purchase agreements, we have purchased additional PWF stock. At December 31, 2003, we owned approximately 87% of the outstanding shares of PWF stock.

On November 17, 2003, we acquired 100% of the ownership interests in and substantially all of the businesses operated by Related Capital Company ("Related") (other than specific excluded interests). Related had previously acted as our external manager ("Manager"). The acquisition was structured so that the selling principals of Related contributed their ownership interests in Related to CharterMac Capital Company, LLC, a newly formed subsidiary of CM Corp. which we refer to as "CCC", in exchange for 15,854,505 special common units ("SCUs") in CCC. The special common units are exchangeable for cash or, at our option, common shares on a one-for-one basis. All of the selling principals were also issued one special preferred voting share of our Company for each special common unit they received. The special preferred voting shares have no economic interest, but entitle the holder to one vote per special preferred voting share on all matters subject to a vote of the holders of our common shares. One of the selling principals also received $50 million in cash. The selling principals of Related included its four executive managing partners (Stuart J. Boesky, Alan P. Hirmes, Marc D. Schnitzer and Denise L. Kiley), all of whom are members of our board of trustees, and an affiliate of The Related Companies, L.P., a New York limited partnership ("TRCLP") with a majority of its equity controlled by Stephen M. Ross, who is also the non-executive Chairman of our board of trustees. As a result of the acquisition, the economic interest in our Company of (i) TRCLP equals approximately 15.4% and (ii) our management and employees equals approximately 7.1%. We conduct our fund management business through Related.

We are governed by a board of trustees comprised of eight independent managing trustees and seven managing trustees who are affiliated with Related.

Basis of Presentation

Our consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include the valuation of our investments in revenue bonds and interest rate swap agreements.

The consolidated financial statements include the accounts of CharterMac and its majority owned subsidiary business trusts and corporations which it controls. We also own approximately 87% of PWF and 100% of Related through our wholly owned subsidiary, CM Corp. All inter-company accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, the "Company", as hereinafter used, refers to CharterMac and its consolidated subsidiaries.

Reclassifications

Certain amounts from prior years have been reclassified to conform to the 2003 presentation.

Significant Accounting Policies

Investment in revenue bonds

We account for our investments in revenue bonds as available-for-sale debt securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") due to a provision in most of our revenue bonds under which we have a right to require redemption of the revenue bonds prior to their maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified. As such, SFAS 115 requires us to classify these investments as "available-for-sale." Accordingly, investments in revenue bonds are carried at their estimated fair values, with unrealized gains and losses reported in accumulated other comprehensive income. Unrealized gains or losses do not affect the cash flow generated from property operations, distributions to shareholders, the characterization of the tax-exempt income stream or the financial obligations under the revenue bonds.

If in our judgment, we determine it is probable that we will not receive all contractual payments required, when they are due, the revenue bond is deemed impaired and is written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

Because revenue bonds have a limited market, we estimate fair value for each bond as the present value of its expected cash flows using a discount rate for comparable tax-exempt investments. This process is based upon projections of future economic events affecting the real estate collateralizing the bonds, such as property occupancy rates, rental rates, operating cost inflation, market capitalization rates and an appropriate market rate of interest, all of which are based on good faith estimates and assumptions we develop. Changes in market conditions and circumstances may occur which would cause these estimates and assumptions to change; therefore, actual results may vary from the estimates and the variance may be material.

For certain revenue bonds, management believes that certain factors have impacted the near-term fair value. In these instances, the revenue bonds are valued at either the outstanding face amount of the bond or management's estimate of the fair value, whichever is lower.

Equity Investments

Equity investments in other assets on the consolidated balance sheets include the following:

Investment in ARCap - Our preferred equity investment in ARCap Investors, L.L.C. ("ARCap") is accounted for using the equity method because we have the ability to exercise significant influence, but not control, over ARCap's operating and financial policies.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks and investments in short-term instruments with an original maturity of three months or less. Certain amounts of cash and cash equivalents are restricted and serve as additional collateral for borrowings within our existing securitization programs.

Mortgage Banking Activities

PWF is an approved seller/servicer of multi-family mortgage loans for Fannie Mae, Freddie Mac, FHA and the Government National Mortgage Association ("Ginnie Mae"). For Fannie Mae, PWF is approved under the Delegated Underwriting and Servicing ("DUS") program. Under DUS, upon obtaining a commitment from Fannie Mae with regard to a particular loan, Fannie Mae commits to acquire the mortgage loan based upon PWF's underwriting and PWF agrees to bear a portion of the risk of potential losses in the event of a default. Fannie Mae commitments may be made to acquire the mortgage loan for cash or in exchange for a mortgage-backed security backed by the mortgage loan. As a Program Plus lender for Freddie Mac, Freddie Mac agrees to acquire for cash from PWF loans for which PWF has issued commitments. Ginnie Mae agrees to exchange FHA-insured mortgages originated by PWF for Ginnie Mae securities.

Mortgage loans originated for Fannie Mae, Freddie Mac or Ginnie Mae are closed in the name of PWF, which uses corporate cash obtained by borrowing from a warehouse lender to fund the loans. Approximately a week to a month following closing of a loan, loan documentation and an assignment are delivered to Fannie Mae, Freddie Mac, Ginnie Mae, or a document custodian on its behalf and the cash purchase price or mortgage-backed security is delivered to PWF. PWF uses the cash it receives to repay its warehouse loans and the mortgage-backed securities are sold pursuant to prior agreements for cash, which is also used to repay warehouse loans. PWF also underwrites and originates multi-family and commercial mortgages for insurance companies and banks.

PWF receives origination fees which are included in mortgage banking fees in the consolidated statements of income. Neither we nor PWF retain any interest in any of the mortgage loans, except for mortgage servicing rights ("MSRs") and certain liabilities under the loss-sharing arrangement with Fannie Mae.

Mortgage Servicing Rights

PWF recognizes as assets the rights to service mortgage loans for others, whether the MSRs are acquired through a separate purchase or through loan origination, by allocating total costs incurred between the loan and the MSRs retained based on their relative fair value. MSRs are being carried at their adjusted cost basis. MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

We have two areas of loss exposure related to its lending activities. First, while a loan is recorded on the balance sheet, there is exposure to potential loss if a loan becomes impaired and defaults. Second, we have exposure to loss due to the retention of a portion of credit risk within PWF's servicing contract under the Fannie Mae DUS program.

For loans on our balance sheet, we identify loans that are impaired and evaluate the allowance for loss on a specific loan basis for losses believed to currently exist.

We account for exposure to loss under our servicing contract with Fannie Mae, as guarantees under FIN 45, by recording an asset equal to our estimate of the portion of the servicing cash flows deemed to represent compensation for our guarantee for loans originated on/or after January 1, 2003. On an ongoing basis, we will account for the asset by offsetting cash received for the guarantee against the asset and crediting interest income for the change in asset due to the passage of time. The portion of the liability representing an accrual for probable losses under SFAS No. 5, "Accounting for Contingencies" ("FAS 5") is adjusted as loss estimates change; the portion representing our willingness to stand by as guarantor will be amortized over the expected life of the guarantee.

The components of the change in MSRs are as follows:

Servicing Assets	*(Dollars in millions)*
Balance at December 31, 2002	$35.6
MSRs capitalized during the year ended December 31, 2003	6.5
Amortization	(6.3)
Increase in reserves	(2.4)
Balance at December 31, 2003	$33.4

Reserve for Loan Loss Reserves of Servicing Assets	
Balance at December 31, 2002	$ 4.3
Additions	2.4
Balance at December 31, 2003	$ 6.7

The estimated fair values of the MSRs were $39.7 million and $36.7 million, at December 31, 2003 and 2002, respectively.

The significant assumptions used by the third party valuation firm in estimating the fair value of the servicing assets at December 31, 2003 were as follows:

	Fannie Mae	FHA	Freddie Mac
Weighted average discount rate	17.13%	17.00%	17.20%
Weighted average pre-pay speed	13.19%	10.59%	11.27%
Weighted average lockout period	57.6 months	34.9 months	84.8 months
Cost to service loans	$2,450	$1,289	$1,937
Acquisition cost (per loan)	$1,500	$ 500	$1,481

The table below illustrates hypothetical, fair values of PWF's MSRs at December 31, 2003 caused by assumed immediate adverse changes to key assumptions are used to determine fair value.

	(In thousands)
Fair value of MSRs at December 31, 2003	$39,664
Prepayment speed:	
Fair value after impact of +10% change	39,320
Fair value after impact of -10% change	40,012
Fair value after impact of +20% change	39,011
Fair value after impact of -20% change	40,398
Discount rate:	
Fair value after impact of +10% change	37,688
Fair value after impact of -10% change	41,860
Fair value after impact of +20% change	35,900
Fair value after impact of -10% change	44,310
Default rate:	
Fair value after impact of +10% change	39,591
Fair value after impact of -10% change	39,746
Fair value after impact of +20% change	39,528
Fair value after impact of -20% change	39,809

Revenue Recognition

We derive our revenues from a variety of investments and guarantees, summarized as follows:

- **Revenue Bond Interest Income** - Interest income is recognized at the stated rate as it accrues and when collectibility of future amounts is reasonably assured. Contingent interest is recognized when received. Interest income from revenue bonds with modified terms or where the collectibility of future amounts is uncertain is recognized based upon expected cash receipts. Certain construction revenue bonds carry a higher interest rate during the construction period, which declines to a lower rate for the balance of the term. In these cases, we calculate the effective yield on the revenue bond and use that rate to recognize interest over the life of the bond.

- **Mortgage Banking Fees** - PWF fees earned for arranging financings under the Fannie Mae DUS product line as well as Freddie Mac, insurance and banking or other programs are recorded at the point the financing commitment is accepted by the mortgagor and the interest rate of the mortgage loan is fixed. PWF also receives fees for servicing the loans it has originated. This income is recognized on an accrual basis.

- **Other Income**
Interest Income from Promissory Notes and Mortgages Receivable – Interest on mortgage loans and notes receivable is recognized on the accrual basis as it becomes due. Deferred loan origination costs and fees are amortized over the life of the applicable loan as an adjustment to interest income, using the interest method. Interest which was accrued is reversed out of income if deemed to be uncollectible.

Interest Income on Temporary Investments – Interest income from temporary investments, such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

Construction Service Fees – We receive fees, in advance, from borrowers for servicing revenue bonds during the construction period. These fees are deferred and amortized into other income over the anticipated construction period.

Credit Enhancement Fees – We receive fees for providing credit enhancements. The credit enhancement fees are received monthly and recognized in other income when received.

Guarantee Fees – We receive fees for providing guarantees on guaranteed yields. These fees are deferred and recognized in other income on a pro-rata basis over the guarantee period.

- **Fund Management Fees**

  Origination Fees – Origination fees include both property acquisition fees and partnership management fees which are received by Related from the proceeds raised at formation of the investment funds. Property acquisition fees (generally 2% to 4% of equity raised) are for services performed in connection with the acquisition of interests in property-owning partnerships and are recognized when the earnings process is complete and collectibility is reasonably assured, which is defined as the date the investor equity is raised and the properties have been acquired by the investment fund. Partnership management fees (generally 1% of equity raised) are for services to be performed by Related for (i) maintaining the books and records of the investment fund, including requisite investor reporting, and (ii) monitoring the acquired property interests to ensure that their development, leasing and operations comply with low income housing or other tax credit requirements. Related recognizes these fees when such services are rendered, which, per the partnership agreements, are contractually over five years following the initial closing of the investment fund, using the straight-line method.

  Acquisition Fees – Acquisition fees are earned upon acquisition of investments by publicly-held entities for which Related acts as the advisor. These fees are calculated as a percentage of the purchase price of investments acquired, up to 1%.

  Development Fees – Development fees are earned from properties co-developed by Related with unaffiliated developers and sold to investment funds. Recognition of development fees is based on completion and stabilization of properties, after guarantees of completion and deficits are no longer deemed to require funding. The guarantees are issued by an affiliate of Related, which is also a subsidiary of CharterMac to the lender (for the underlying financing of the properties) on behalf of Related and as required by the investment fund.

  Asset Management Fees – Related earns asset management fees from its investment funds on an annual basis calculated based on a percentage of each investment fund's invested assets, generally 0.5%. These fees are paid from the investment fund's available working capital balances, and are earned by Related for managing the Underlying Property assets of the investment fund. These fees are recorded monthly as earned, but only when the management of Related determines that collection is reasonably assured based on the investment funds' working capital balance.

- **Equity in Earnings of ARCap** – Our equity in the earnings of ARCap Investors, LLC ("ARCap") is accrued at our preferred dividend rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this dividend requirement. In the case where earnings are not sufficient to cover the 12% dividend rate, any excess dividends received would be a returned capital and would decrease our investment.

Deferred Costs

Prior to our acquisition of Related, we paid fees to Related, as our Manager, for its activities performed to acquire revenue bonds, including their evaluation and selection, negotiation of mortgage loan terms, coordination of property developers and government agencies, and other direct expenditures of acquiring or investing in revenue bonds. These fees are capitalized and amortized as a reduction to interest income over the terms of the revenue bonds. Direct costs relating to unsuccessful acquisitions and all indirect costs relating to the revenue bonds are charged to operations.

Costs incurred in connection with our TOP, such as legal, accounting, documentation and other direct costs, have been capitalized and are being amortized using the straight-line method over 10 years, which approximates the average remaining term to maturity of the revenue bonds in this program.

Costs incurred in connection with the issuance of preferred shares of Equity Issuer subsidiary, such as legal, accounting, documentation and other direct costs, have been capitalized and are being amortized using the straight line method over the period to the mandatory repurchase date of the shares, approximately 50 years. Costs incurred in connection with the issuance of Convertible Community Reinvestment Act ("CRA") Shares, such as legal, accounting, documentation and other direct costs, have been accounted for as an offset to beneficial owners' equity of such shares.

Basis of Consolidation

We consolidate all of our wholly owned and majority owned subsidiaries. We own a non-controlling interest in ARCap, which we record on an equity basis. We also invest in partnership interests, related to the real estate equity investment funds we sponsor. Typically, we hold these investments for a short period, essentially warehousing the investments until a new fund is established. We exercise no control during this period. The assets are shown as Investments in Partnerships on our consolidated balance sheets. We record our interest in these investments on the equity basis.

Financial Risk Management and Derivatives

We have entered into several derivative instruments, including an interest rate cap, forward commitments and interest rate swaps, all of which are accounted for under the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted. We have designated the interest rate swaps as cash flow hedges on the variable interest payments on our floating rate securitizations. Two of the interest rate swaps do not become effective until 2005. The two interest rate swaps that are currently in place, are recorded at their respective fair market value each accounting period, with changes in market value being recorded in accumulated other comprehensive income to the extent the hedges are effective in achieving offsetting cash flows. These hedges have been perfectly effective, so have generated no ineffectiveness that needs to be included in earnings. The effectiveness of the other two swaps is being measured using the hypothetical swap method, until they go into effect in 2005. For the year ended December 31, 2003, there was no ineffectiveness related to these two swaps. Had there been any ineffectiveness or should there be any ineffectiveness in the future, the amount would have been or will flow through our consolidated statements of income. The interest rate cap, although designed to mitigate our exposure to rising interest rates, was not designated as a hedging derivative; therefore, any change in fair market value flows through the consolidated statements of income, where it is included in interest income. The forward commitments create derivative instruments under SFAS 133, which have been designated as cash flow hedges of the anticipated funding of the revenue bonds, and, as such, are recorded at fair value, with changes in fair value recorded in accumulated other comprehensive income until the revenue bonds are funded.

Goodwill and Other Intangible Assets

We have adopted SFAS 141 on July 1, 2001 and SFAS 142, on January 1, 2002. We have determined that the amounts previously capitalized as goodwill relating to our initial formation and to the merger of American Tax-Exempt Bond Trust meet the criteria in SFAS 141 for recognition as intangible assets apart from goodwill, and accordingly will continue to amortize the remaining $2.2 million over their remaining useful lives, subject to impairment testing. Therefore, the implementation of SFAS 142 did not materially affect our results of operations.

During the quarter ended June 30, 2002, PWF engaged a third party valuation firm to evaluate PWF's licenses with Fannie Mae, Freddie Mac, FHA, GNMA and various private investors. As a result of this process, approximately $8.6 million has been reclassified from goodwill to intangible assets, representing the estimated market value of PWF's licenses. These licenses have an indefinite life and, as a result, are not being amortized.

On November 17, 2003, we completed our purchase of Related, which resulted in additional intangible assets and goodwill, which were based on fair values verified by an independent third party valuation firm. (See Note 2).

We amortize intangible assets on a straight line basis over their estimated useful lives. The goodwill amounts recorded are tested annually for impairment in accordance with the provisions of FAS 142. We have concluded that goodwill was not impaired at December 31, 2003.

Fair Value of Financial Instruments

As described above, our investments in revenue bonds, its mortgage servicing rights and its liability under the interest rate derivatives are carried at estimated fair values. We have determined that the fair value of its remaining financial instruments, including its temporary investments, cash and cash equivalents, promissory notes receivable, mortgage notes receivable and borrowings approximate their carrying values at December 31, 2003 and 2002.

Income Taxes

Effective July 1, 2001, we began operation of a new wholly owned, taxable subsidiary, CM Corp., which conducts most of our taxable business, including our mortgage servicing activities and fund management activities in which we may engage. We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

Segment Information

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", requires enterprises to report certain financial and descriptive information about their reportable operating segments, and certain enterprise-wide disclosures regarding products and services, geographic areas and major customers.

We have three reportable business segments: portfolio investing, mortgage banking and fund management. Portfolio investing includes our activities related to investing in revenue bonds. Mortgage banking includes our activities, carried out through PWF involving origination mortgages on behalf of third parties. Fund management involves our activities related to providing management services to real estate investment programs sponsored by Related.

New Pronouncements

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145, among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and accordingly, the reporting of gains or losses from the early extinguishments of debt as extraordinary items will only be required if they meet the specific criteria of extraordinary items included in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations". The revision of SFAS No. 4 became effective January 2003. The implementation of SFAS No. 145 did not have a material impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 became effective January 1, 2003. The implementation of SFAS No. 146 did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FIN 45. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of this FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We entered into one credit enhancement transaction and two yield guarantee transactions prior to December 31, 2002. The fee for the credit enhancement transaction is received monthly and recognized as income when due. The fees for the yield guarantee transactions, received in advance, were deferred and amortized over the guarantee periods. During 2003, we entered into four more yield guarantee transactions. We believe the fees received for these guarantees approximates the fair value of the obligations undertaken in issuing the guarantees and have recorded liabilities included in deferred income equal to the fair values of the obligations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB statement No. 123. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employer compensation. Because we account for our share options using the fair value method, implementation of this statement did not have an impact on our consolidated financial statements. We have adopted the provisions of SFAS No. 123 for its share options issued to employees. Accordingly, compensation cost is accrued based on the estimated fair value of the options issued, and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to us until the vesting date, we estimate the fair value of the employee options at each period-end up to the vesting date, and adjust expensed amounts accordingly. The fair value of each option grant is estimated using the Black-Scholes option-pricing model. In connection with the purchase of Related, we issued 778,420 common shares to employees, of which 52,863 vested immediately. The balance of 725,557 vests over two, three or four years depending on the number of shares granted to each employee. We recognized compensation expense for the vested shares at the market price for the shares on the grant date and deferred compensation expense for the non-vested shares also at the market price on the grant date.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB issued FIN 46R, which revises FIN 46, codifying certain FASB Staff positions and extending the implementation date. FIN 46, as revised by FIN 46R, clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Prior to the issuance of FIN 46R, we had not applied FIN 46 to any entities; accordingly, the provision of FIN 46R are effective for us beginning March 31, 2004.

FIN 46R is a complex standard that requires significant analysis and judgment. We are still in the process of evaluating its impact on our financial statements, particularly as it applies to the investment fund sponsorship business we acquired by purchasing Related in November of 2003. In that acquisition, and in subsequent fund originations, we became the general partner or equivalent in over 70 investment funds, all of which may represent variable interest entities under FIN 46R. As the general partner, and, in some cases, the guarantor of the underlying fund returns, we may be deemed to be the primary beneficiary of some or all of such entities, even though we have no equity investment in the investment partnerships. If we determine that we are required to consolidate all of our investment partnerships under FIN 46R, our total assets would increase by approximately $2.5 billion. The investment partnerships do not carry debt, so minority partners' interest of approximately $2.5 billion would be recorded between liabilities and equity on our balance sheet.

In recording our acquisition of Related, we ascribed approximately $5 million of the purchase price to the estimated future cash flows to be received from general partner interests in investment partnership in which we maintain a non-equity controlling partner. However, from time to time the general partner of the investment funds, may be called upon to fund investment fund operations which we would advance on behalf of the general partner and would be repaid to us out of future operating cash flow or sale or refinancing proceeds received by the investment fund, so our maximum exposure to loss cannot be quantified. We also have exposure to losses under guarantees of returns on certain funds, as described in Note 16.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 on July 1, 2003, as required, had no impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires that certain financial instruments that have the characteristics of debt and equity be classified as debt. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. Pursuant to SFAS No. 150, on July 1, 2003 we classified the $273.5 million previously shown in the "mezzanine" (between liabilities and equity) in the consolidated balance sheets as "preferred shares of subsidiary subject to mandatory redemption" into the liability section, and the dividends paid on such shares (approximately $9.4 million for the period from July 1, 2003 through December 31, 2003) have been classified as interest expense; dividends related to prior periods continue to be classified as income allocated to preferred shareholders of subsidiary.

NOTE 2 • Acquisition of Related Capital Company

On November 17, 2003, we purchased 100% of the ownership interests and substantially all of the businesses operated by Related for approximately $346 million, of which $50 million was paid in cash and the remainder by SCUs issued by a newly formed, 100% owned subsidiary of CM Corp., CharterMac Capital Company ("CCC"). In conjunction with the acquisition, two bridge loans totaling $60 million were obtained to cover the cash portion of the purchase price as well as other acquisition related costs.

The acquisition is being accounted for as a purchase. The total purchase price was approximately $346 million, including acquisition costs. We allocated our cost of the acquisition on the basis of the estimated fair values of the assets and liabilities assumed, as summarized below. Certain allocations are preliminary as of December 31, 2003 and may be refined as we gather further information on fair value. The excess of the purchase price over the net of the amounts assigned to the assets acquired and liability assumed was recognized as goodwill.

Purchase of Related
Summary of Net Assets
(Dollars in thousands)

Assets:	
Cash	$ 422
Investment in partnerships	34,282
Intangible assets	185,300
Goodwill	210,294
Deferred costs	1,142
Other assets	2,991
Total assets	434,431
Liabilities:	
Note payable	28,952
Deferred tax liability	59,071
Total liabilities	88,023
Purchase price	$ 346,408

We assigned the following amounts to various identifiable intangible assets.

(Dollars in thousands)

Intangible Asset	Estimated Fair Value	Estimated Useful Life	2003 Amortization	December 31, 2003 Unamortized Balance
Trademarks and trade names	$ 25,100	21	$ 143	$ 24,957
Partnership service contract – AMAC	17,900	10	214	17,686
Partnership service contracts – other	29,400	9	390	29,010
Transactional relationships – GSEs	73,400	21	417	72,983
Transactional relationships – other	29,600	6	589	29,011
Joint venture developer relationships	4,800	5	115	4,685
General partner interests	5,100	9	68	5,032
	$185,300		$1,936	$183,364

The estimated amortization expense for these intangible assets for the next five years is as follows:

(Dollars in thousands)

2004	$16,207
2005	$16,207
2006	$16,207
2007	$16,207
2008	$16,092

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if our acquisition of Related had been completed as one of the beginning of the periods presented. The pro forma data includes the actual operating results prior to the acquisition date, adjusted as if the intangible assets had been amortized as of the beginning of the period. These pro forma amounts are not indicative of the results that would have been obtained had the acquisition actually occurred as of the beginning of the periods presented or that may be obtained in future periods.

(Dollars in thousands, except per share data)

	For the Year Ended Dec. 31, 2003	For the Year Ended Dec. 31, 2002
Total revenues	$ 209,547	$ 182,996
Net income	$ 36,634	$ 27,655
Earnings per share:		
Basic	$ 0.79	$ 0.65
Diluted	$ 0.78	$ 0.65

In connection with the acquisition, we established a restricted share program and issued 778,420 of our common shares to employees of Related, other than the Related Principals. As a result of the acquisition, the economic interest in our Company of (i) TRCLP equals approximately 15.4% and (ii) our management and employees equals approximately 7.1%. We conduct our fund management business through Related.

NOTE 3 • Revenue Bonds

The following tables summarize our revenue bond portfolio at December 31, 2003.

		Units		Face Amount of Bond		Fair Value at 12/31/03			Pertinent Weighted Average Dates			Annualized Base Interest			
	Number of Bonds	Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate	Put Date	Optional Redemption Date	Maturity Date	$ Amount	% of Total	Occupancy on Stabilized Properties	DSCR on Stabilized Properties
By Region															
East	80	15,163	37.4%	671,505,172	36.5%	680,636,000	36.4%	6.91%	Sep-17	May-14	May-37	46,326,358	36.5%	92.2%	1.16x
Central	112	18,855	46.5%	898,390,385	48.9%	916,466,000	49.0%	6.96%	Oct-19	Dec-17	Jul-39	61,530,647	48.4%	87.6%	1.12x
West	51	6,538	16.1%	268,905,439	14.6%	273,907,000	14.6%	6.90%	Mar-18	Dec-15	Dec-36	19,145,029	15.1%	94.3%	1.31x
Total	243	40,556	100.0%	1,838,800,996	100.0%	1,871,009,000	100.0%	6.93%	Oct-18	May-16	May-38	127,002,034	100.0%	91.8%	1.20x
By State															
Texas	64	10,318	25.4%	545,976,970	29.7%	564,279,000	30.2%	7.16%	Feb-21	Apr-20	May-41	38,096,626	30.0%	92.3%	0.98x
Georgia	19	4,309	10.6%	211,910,000	11.5%	214,068,000	11.4%	6.47%	Apr-16	Nov-12	Jun-38	13,999,183	11.0%	82.8%	0.91x
California	36	4,354	10.7%	189,936,439	10.3%	197,947,000	10.6%	6.84%	Apr-18	Mar-16	Feb-37	13,579,197	10.7%	94.7%	1.29x
Florida	22	3,950	9.7%	160,614,765	8.7%	163,771,000	8.8%	7.06%	Apr-20	Apr-15	Jun-39	11,274,382	8.9%	95.0%	1.22x
Missouri	11	2,107	5.2%	103,048,000	5.6%	101,612,000	5.4%	6.95%	Sep-14	Jul-09	Dec-29	7,206,965	5.7%	82.0%	1.33x
All others	91	15,518	38.4%	627,314,822	34.2%	629,332,000	33.6%	6.87%	Feb-18	Jul-15	Apr-37	42,845,681	33.7%	94.3%	1.42x
Total	243	40,556	100.0%	1,838,800,996	100.0%	1,871,009,000	100.0%	6.93%	Oct-18	May-16	May-38	127,002,034	100.0%	91.8%	1.20x
By Property Status															
Stabilized	83	15,499	38.2%	613,004,923	33.3%	627,521,000	33.6%	7.22%	Sep-15	Sep-12	Jun-32	43,954,222	34.6%	91.8%	1.20x
Lease-up	66	9,883	24.4%	517,994,377	28.2%	530,357,000	28.3%	7.31%	Sep-18	Apr-16	May-41	37,773,932	29.7%	N/A	N/A
Construction	70	9,907	24.4%	515,001,381	28.0%	520,747,000	27.8%	6.44%	Jul-22	Apr-21	Aug-42	32,967,266	26.0%	N/A	N/A
Rehab	24	5,267	13.0%	192,800,315	10.5%	192,384,000	10.3%	6.33%	Jul-18	Jul-14	Oct-37	12,306,614	9.7%	N/A	N/A
Total	243	40,556	100.0%	1,838,800,996	100.0%	1,871,009,000	100.0%	6.93%	Oct-18	May-16	May-38	127,002,034	100.0%	91.8%	1.20x

(Note 3 Continued on next page)

The following tables summarize redemption statistics for our revenue bond portfolio at December 31, 2003.

		Units		Face Amount of Bond		Fair Value at 12/31/03		
	Number of Bonds	Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate
By Put Date								
No put date	48	1,362	3.4%	80,229,724	4.4%	79,105,000	4.2%	7.3%
With 6 months notice	2	400	1.0%	13,975,000	0.8%	12,538,000	0.7%	8.0%
Pre-2000	--	--	0.0%	--	0.0%	--	0.0%	
2001-2005	7	1,380	3.4%	58,750,000	3.2%	57,840,000	3.1%	7.0%
2006-2010	8	1,806	4.5%	69,835,000	3.8%	69,229,000	3.7%	7.3%
2011-2015	9	2,414	6.0%	89,853,000	4.9%	94,214,000	5.0%	7.1%
2016-2020	153	30,155	74.2%	1,384,440,985	75.2%	1,418,928,000	75.8%	6.9%
2021-2025	6	1,062	2.6%	51,350,000	2.8%	51,768,000	2.8%	5.7%
2026-2030	10	1,977	4.9%	90,367,287	4.9%	87,387,000	4.7%	6.5%
Total	243	40,556	100.0%	1,838,800,996	100.0%	1,871,009,000	100.0%	6.93%
By Maturity Date								
2003-2005	4	--	0.0%	3,317,381	0.2%	2,969,000	0.2%	9.2%
2006-2010	20	640	1.6%	36,187,500	2.0%	32,910,000	1.8%	7.2%
2011-2015	16	293	0.7%	18,943,160	1.0%	17,683,000	0.9%	6.3%
2016-2020	17	1,978	4.9%	100,086,683	5.4%	98,559,000	5.3%	7.0%
2021-2025	10	1,024	2.5%	55,130,800	3.0%	53,282,000	2.8%	9.1%
2026-2030	10	2,132	5.3%	68,847,428	3.7%	71,162,000	3.8%	7.0%
2031-2035	10	1,985	4.9%	81,322,000	4.4%	84,320,000	4.5%	7.0%
2036-2040	54	10,919	26.9%	429,880,490	23.4%	444,699,000	23.8%	7.2%
2041-2045	102	21,585	53.2%	1,045,085,554	56.9%	1,065,425,000	56.9%	6.7%
2046 and after	0	--	0.0%	--	0.0%	--	0.0%	
Total	243	40,556	100.00%	1,838,800,996	100.00%	1,871,009,000	100.00%	6.93%

(Dollars in thousands)

Reconciliation of revenue bonds:	2003	2002	2001
Balance at beginning of period	$1,579,590	$1,137,715	$ 845,405
Acquisitions	432,915	457,060	295,962
Proceeds from repayments of bonds	(83,795)	(108,630)	(24,227)
Periodic principal repayments of bonds	(16,136)	(4,986)	(1,584)
Carrying amount of bonds in excess of (less than) proceeds from the repayment	2,472	4,273	(681)
Bond advance held by Trustee	(3,643)	--	--
Loss on impairment of assets	(1,759)	(920)	(400)
Net change in fair value of bonds	(38,559)	95,126	23,135
Accretion of deferred income and purchase accounting adjustment	(76)	(48)	105
Balance at close of period	$1,871,009	$1,579,590	$1,137,715

Total interest income from revenue bonds, including participating interest, was approximately $113,655,000, $92,681,000 and $71,500,000 for the years ended December 31, 2003, 2002 and 2001 respectively, which represents an average annual yield of 7.06%, 7.32% and 7.40% based on weighted average face amounts of approximately $1,609,000, $1,267,000 and $965,865,000, respectively.

The amortized cost basis of our portfolio of revenue bonds at December 31, 2003 and 2002 was approximately $1,814,180,000 and $1,468,233,000, respectively. The net unrealized gain on revenue bonds of approximately $56,829,000 at December 31, 2003 consisted of gross unrealized gains and losses of approximately $65,394,000 and $8,565,000, respectively. The net unrealized gain on revenue bonds of approximately $95,387,000 at December 31, 2002 consisted of gross unrealized gains and losses of approximately $100,964,000 and $5,577,000, respectively.

The fair value and gross unrealized losses of our revenue bonds aggregated by length of time that individual bonds have been in a continuous unrealized loss position, at December 31, 2003, is summarized in the table below:

(In thousands)	Less than 12 Months	12 Months or More	Total
Fair value	$216,743	$36,660	$253,403
Gross unrealized loss	$ (5,789)	$ (2,777)	$ (8,565)

The following is a table summarizing the maturity dates of our revenue bonds.

(In thousands)	Outstanding Bond Amount	Fair Value	Weighted Average Interest Rate
Due in less than one year	$ 3,159	$ 2,969	9.69%
Due between one and five years	30,822	28,463	6.84%
Due after five years	1,796,085	1,839,577	7.03%
Total	$1,830,066	$1,871,009	7.03%

All of our revenue bonds have fixed interest rates.

The principal and interest payments on each revenue bond are payable only from the cash flows of the Underlying Properties, including proceeds from a sale of an Underlying Property or the refinancing of the mortgage loan securing such revenue bonds. None of the revenue bonds constitutes a general obligation of any state or local government, agency or authority. The structure of each Mortgage Loan mirrors the structure of the corresponding revenue bond that it secures. In order to protect the tax-exempt status of the revenue bonds, the owners of the Underlying Properties are required to enter into certain agreements to own, manage and operate such Underlying Properties in accordance with requirements of the Internal Revenue Code of 1986, as amended.

No single revenue bond provided interest income that exceeded 10% of our total revenue for the years ended December 31, 2003, 2002 or 2001. Based on the face amount of revenue bonds at December 31, 2003, approximately 29.7% are located in Texas, 11.5% are located in Georgia and 10.3% are located in California. No other state comprises more than 10% of the total face amount at December 31, 2003. Based on the face amount of revenue bonds at December 31, 2002, approximately 29.6% were located in Texas, 12.5% were located in California, and 11.2% were located in Florida. No other state comprised more than 10% of the total face amount at December 31, 2002.

Our revenue bonds bear a fixed base interest rate and, to the extent permitted by existing regulations, may or may not also provide for contingent interest and other features. Terms are expected to be five to 35 years, although we may have the right to cause repayment prior to maturity through a mandatory redemption feature (five to seven years with up to six month's notice). In some cases, the bonds call for amortization or "sinking fund" payments, generally at the completion of rehabilitation or construction, of principal based on thirty to forty year level debt service amortization schedules.

Revenue bonds are generally not subject to optional prepayment during the first 5-10 years of our ownership of the bonds and may carry prepayment penalties thereafter beginning at 5% of the outstanding principal balance, declining by 1% per annum. Certain revenue bonds may be purchased at a discount from their face value. Up to 15% of our Total Market Value (as defined in its trust agreement) may be invested in revenue bonds secured by Underlying Properties in which affiliates of Related have a controlling interest, equity interest or security interest. The 15% limit is not applicable to properties to which Related or its affiliates have taken title for the benefit of us and only applies to revenue bonds acquired after the Merger. In selected circumstances and generally only in connection with the acquisition of tax-exempt revenue bonds, we may acquire a small amount of taxable bonds (i) which we may be required to acquire in order to satisfy state regulations with respect to the issuance of tax-exempt bonds and (ii) to fund certain costs associated with the issuance of revenue bonds, that under current law cannot be funded by the revenue bond itself.

Certain revenue bonds provide for "participating interest" which is equal to a percentage of net property cash flow of the net sale or refinancing proceeds. Both the stated and participating interest on the revenue bonds are exempt from federal income tax. During the years ended December 31, 2003, 2002 and 2001, participating interest was collected amounting to approximately $2.0 million, $3.1 million and $1.5 million, respectively. Revenue bonds that contain provisions for contingent interest are referred to as "participating"; revenue bonds lacking this provision are "non-participating".

2003 Transactions

Revenue bonds acquired or additional fundings made during 2003 are summarized below:

(In thousands)	Face Amount	Weighted Average Construction Rate	Weighted Average Permanent Interest Rate
Non-participating revenue bonds			
Construction/rehabilitation properties	$421,595	6.21%	6.58%
Additional fundings of existing bonds	$11,320	7.00%	7.00%

Revenue bonds and notes repaid during 2003 are summarized below:

(In thousands)	Face Amount	Cost	Realized Gains/Losses
Participating revenue bonds			
Stabilized	$23,550	$21,330	$ 2,219
Non-participating revenue bonds			
Stabilized	61,081	60,615	(268)
Notes			
Stabilized	245	245	--
			$ 1,951

2002 Transactions

Revenue bonds and other investments acquired or made during 2002 are summarized below:

(In thousands)	Face Amount	Weighted Average Construction Rate	Weighted Average Permanent Interest Rate
Non-participating revenue bonds			
Construction/rehabilitation properties	$457,060	6.940%	6.981%
Other Investments			
Bridge and mezzanine loans	4,375	N/A	8.257%

Revenue bond and notes repaid during 2002 are summarized below:

(In thousands)	Face Amount	Cost	Realized Gains/Losses
Participating revenue bonds			
Stabilized	$36,175	$39,143	$ 2,968
Non-participating revenue bonds			
Stabilized	81,825	82,749	917
Notes			
Stabilized	7,350	7,350	--
			$ 3,885

Bond Impairment

The original developer of Waterford Place Phase II, is in the process of divesting its assets and unwinding its business, which triggered defaults under our guarantees with the developer. Additionally, we have determined there has been a softening of this market. The equity investor, an affiliate of Related, has agreed to release and transfer its ownership to a nominee of our Company, who will foreclose on the Underlying Property. We have determined this bond is impaired, and as such we have stopped accruing interest and have written down the bond to its estimated fair value of approximately $900,000, taking a loss on impairment of approximately $1.8 million during the quarter ended September 30, 2003. We determined the fair value of the property as equal to the appraised value of the land plus the cost of certain improvements made to date, discounted for the softening in the market.

During the second quarter of 2001, the borrowers of Lexington Trails failed to make the regular interest payments. As a result, we determined the bond was impaired and stopped accruing interest, and have written down the bond to its estimated fair value of approximately $5.5 million and took a loss on impairment of $400,000. During the fourth quarter of 2001, we caused the trustee, for the benefit of us, to foreclose on the Underlying Property. During the fourth quarter of 2002, we began marketing the Underlying Property for sale, and we wrote this bond down to its estimated fair value of $4.5 million resulting in a recorded loss of $920,000. Lexington Trails was sold on December 31, 2003, for a total sales price of approximately $4,412,500 million, which resulted in a loss of $630,695.

NOTE 4 • Investment in Partnerships

Investments in partnerships at December 31, 2003 consisted of:

(In thousands)	2003
Investment to acquire equity interests	$24,644
Investment in properties in development	1,994
	$26,638

A subsidiary wholly owned by Related acquires equity interests in property ownership entities on a short-term basis, and also invests funds with third party developers to develop properties for inclusion in offerings to investors, which are arranged by Related. Such amounts are expected to be distributed from the proceeds of the equity and debt financing when the investment fund has closed. The developer has also guaranteed repayment of these investments to Related. Substantially all of these investments are pledged as collateral for Related's borrowings under the warehouse facility.

Related also invests funds in affiliated entities, whereby subsidiaries of Related co-develops properties to be sold to investment funds. Development investments include amounts invested to fund pre-development and development costs. Investment funds organized by Related acquire the limited partnership interests in these properties. Distributions of the development investment by the affiliated entity is expected to be made from various sources attributable to the properties, including capital contributions of investments funds, cash flow from operations, and/or from co-development partners, who in turn have cash flow notes from the properties. In connection with Related's co-development agreements, affiliates of CharterMac issue construction completion, development deficit guarantees and operating deficit guarantees to the lender and investment funds (for the underlying financing of the properties) on behalf of Related.

NOTE 5 • Other Investments

Investment in ARCap

On October 18, 2001, our Company, through CM Corp., purchased 739,741 units of Series A Convertible Preferred Membership Interests in ARCap Investors, LLC at the price of $25 per unit, with a preferred return of 12%. The carrying value of our interests in ARCap at December 31, 2003 was $19,054,409, which is included in other assets.

ARCap Investors, LLC was formed in January 1999 by REM/CAP and Apollo Real Estate Investors to invest exclusively in subordinated CMBS. Since then, ARCap has changed its focus and has begun to provide portfolio management services for third parties.

NOTE 6 • Deferred Costs

The components of deferred costs are as follows:

	Dec 31,	
(Dollars in thousands)	2003	2002
Deferred bond selection costs [1]	$ 46,479	$ 34,810
Deferred financing costs	11,170	8,030
Deferred costs relating to the issuance of preferred shares of subsidiary (see Note 9)	10,445	10,445
Deferred costs relating to acquisition of Related	--	2,483
Other deferred costs	3,777	1,376
	71,871	57,144
Less: Accumulated amortization	(13,463)	(8,451)
	$ 58,408	$ 48,693

(1) This primarily represents the 2% bond selection fee paid to the Manager prior to our acquisition of Related (see Note 12).

NOTE 7 • Financing Arrangements

We raise capital to acquire additional revenue bonds through two securitization programs.

P-FLOATS/RITES Program ("P-FLOATS")
We have securitized certain revenue bonds through the Merrill Lynch Pierce Fenner & Smith Incorporated ("Merrill Lynch") P-FLOATS/RITES program. Under this program, we transfer certain revenue bonds to Merrill Lynch. Merrill Lynch deposits each revenue bond into an individual special purpose trust together with a credit enhancement guarantee ("Guarantee"). Two types of securities are then issued by each trust, (1) Puttable Floating Option Tax-Exempt Receipts ("P-FLOATS"), a short-term senior security which bears interest at a floating rate that is reset weekly and (2) Residual Interest Tax Exempt Securities ("RITES"), a subordinate security which receives the residual interest payment after payment of P-FLOAT interest and ongoing transaction fees. The P-FLOATS are sold to third party investors and the RITES are generally sold back to us. We have the right, with 14 days notice to the trustee, to purchase the outstanding P-FLOATS and withdraw the underlying revenue bonds from the trust. When the revenue bonds are deposited into the P-FLOAT Trust, we receive the proceeds from the sale of the P-FLOATS less certain transaction costs. In certain other cases, Merrill Lynch may directly buy the revenue bonds from local issuers, deposit them in the trust, sell the P-FLOAT security to investors and then the RITES to us.

For financial reporting purposes, due to the repurchase right, we account for the net proceeds received upon the transfer of our revenue bonds through the P-FLOATS/RITES program as secured borrowings and, accordingly, continue to account for the revenue bonds as assets. When Merrill Lynch purchases revenue bonds directly and sells the RITES to us, the RITES are included in other assets and accounted for at fair value as available-for-sale debt securities.

In order to facilitate the securitization, we have pledged certain additional revenue bonds as collateral for the benefit of the credit enhancer or liquidity provider. At December 31, 2003, the total carrying amount of such additional revenue bonds, cash and cash equivalents and temporary investments pledged as collateral was approximately $168.9 million.

During the year 2003, we transferred 46 revenue bonds with an aggregate face amount of approximately $292.7 million to the P-FLOATS/RITES program and received proceeds of approximately $297.7 million. Additionally, we repurchased 14 revenue bonds with an aggregate face value of approximately $190.5 million.

Our cost of funds relating to its secured borrowings under the Merrill Lynch P-FLOATS/RITES program (calculated as interest expense as a percentage of the weighted average amount of the secured borrowings) was approximately 2.03%, 2.4% and 3.7%, annualized, for the years ended December 31, 2003 and 2002 and 2001, respectively.

MBIA
On May 21, 1998, our Company closed on the MBIA Tender Option Program ("TOPs"). MBIA is a financial insurer, which has entered into a surety commitment with our Company and certain of its subsidiaries whereby MBIA has agreed to credit enhance certain pools of bonds in exchange for certain fees. Under the TOPs structure, we contribute revenue bonds to CharterMac Origination Trust I (the "Origination Trust"), a consolidated wholly owned, indirect subsidiary of our Company. The Origination Trust then contributes certain of these revenue bonds to CharterMac Owner Trust I (the "Owner Trust") and others to CharterMac Action Rate Trust I (the "Auction Rate Trust"), which are controlled by us. The Owner Trust and the Auction Trust contribute selected bonds to specific "Series Trusts." As of December 31, 2003, seven such Series Trusts were created. Six of these series trusts reside beneath Owner Trust including two California only series and four National (non-state specific) series. One series trust resides beneath Auction Trust.

Each Series Trust, issues two equity certificates: (i) a Senior Certificate which has been deposited into a "Certificate Trust" which issues and sells "Floater Certificates" or "Auction Certificates" representing proportional interests in the Senior Certificate to new investors and (ii) a Residual Certificate, issued to the Origination Trust which represents the remaining beneficial ownership interest in each Series Trust.

As of December 31, 2003, the maximum amount of capital that could be raised under the TOPs facility was $650 million, including $425 million in Floater Certificates under the Owner Trust and $225 million in Auction Certificates under the Auction Trust. In addition, the surety commitment by MBIA was recently extended for eight years, through October 1, 2011. As of December 31, 2003, total outstanding under the TOPs program was $483.5 million, including $383.5 million in Floater Certificates and $100.0 million in Auction Certificates.

The surety commitment by MBIA can be used to enhance certificates sold under low floater and auction rate programs. The low floater program requires the existence of liquidity due to the put option available to the buyers of the low floater certificates. The liquidity is currently supplied by a consortium of highly-rated banks. The liquidity commitments are one-year renewable contracts. We expect to renew or replace such commitments upon expiration of their terms. The auction rate program does not require liquidity as the buyers of those securities do not have the option to put their certificates back to the seller.

The effect of the TOPs structure is that a portion of the interest received on the revenue bonds in the Owner Trust and the Auction Trust is distributed through the Senior Certificate to the holders of the Floater or Auction Rate Certificates with any remaining interest remitted to the Origination Trust (and thus to our benefit) via the Residual Certificate. The revenue bonds remaining in the Origination Trust (aggregate principal amount of approximately $160 million) are an additional collateral pool for the Owner Trust's obligations. In addition, five taxable revenue bonds totaling $10.8 million in principal outstanding, have been allocated as additional collateral for Owner Trust's obligations.

Our Company's floating rate cost of funds relating to the TOPs program (calculated as interest expense plus recurring fees as a percentage of the weighted average amount of the outstanding Senior Certificate) was approximately 2.2%, 2.4% and 3.5% for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2003, we further refined the TOP. We placed certain revenue bonds in trusts, in connection with our guarantees of specified rate of returns to third party investors in mortgage pools. (See Note 16). We agreed to subordinate approximately 50% of the par value of the revenue bonds we acquired that are secured by the properties in these pools. The trusts issued Class A Certificates, which have been securitized through the P-Floats/RITES program. The Class B Certificates are currently being held at CharterMac as excess collateral to support our obligations to the Primary Guarantor.

For financial accounting and reporting purposes, the Owner Trust, which is controlled by our Company, is consolidated. Income earned by the Owner Trust is allocated to the minority interest in an amount equal to the distributions through the Senior Certificate to the holders of the Floater Certificates.

On October 30, 2003, we entered into a new form of securitization, under which auction rate certificates secured by an open pool of revenue bonds were auctioned through UBS Financial Services Inc. to corporations as an alternative to tax-exempt money market funds.

We placed revenue bonds with an aggregate par value of approximately $143 million into CharterMac Auction Rate Certificate Trust I, ("ARCSI"). A portion of these bonds, approximately $81 million, had been previously securitized under TOPS in the Nat-1 Series Trust. In order to move the bonds to ARCSI, we redeemed low-floater certificates aggregating approximately $118 million. On October 30, 2003, ARCSI issued $100 million of auction rate certificates. These certificates have an initial rate of 1% which will be reset every 35 days through a dutch auction process.

On April 1, 2003, we closed on our sale of Tax-Exempt Multi-family Housing Trust Certificates Series 2003A (the "Trust"). Pursuant to the terms of the Trust, we contributed revenue bonds with an aggregate par value of approximately $196.8 million in aggregate principal into a trust out of which was sold $100 million in Class A Certificates to various institutional investors. A consolidated wholly owned indirect subsidiary of CharterMac retained the subordinated Class B Certificates totaling approximately $96.8 million. CharterMac has agreed that it will hold the Class B Certificates until the Trust is terminated. The Class A Certificates will accrue interest at the fixed rate of 3.25% per annum for two years. Distributions to the Class A Certificate holders are made on the 15th day of each month, commencing on May 15, 2003. The Class A Certificates will be subject to mandatory tender for purchase at a price equal to the outstanding Certificate Balance thereof plus accrued interest thereon on March 15, 2005. If CharterMac does not exercise its option to terminate the Trust on March 15, 2005, the Class A Certificates will be subject to remarketing. The Class A Certificates will be subject to mandatory tender for purchase and cancellation on the Final Distribution Date from proceeds of the liquidation of the bonds on March 15, 2007.

The following table shows the components of the financing arrangements.

	(Dollars in thousands) Amount Financed December 31,	
Financing Arrangement	2003	2002
P-FLOATS/RITES	$316,508	$215,159
MBIA: Loan Floater	383,500	456,500
MBIA: Auction Rate	100,000	--
Fixed-Rate Securitization	100,000	--
Total	$900,008	$671,659

NOTE 8 • Notes Payable

In connection with the acquisition of PWF, we entered into a loan commitment (the "PWF acquisition loan"). The PWF Acquisition Loan has a term of five years with an interest rate of LIBOR plus 2.25%. The loan is interest only for the first twelve months. Beginning in January 2003 and through the remaining loan term, quarterly straight-line principal amortization on the Initial Advance is paid based on a ten-year amortization period.

At December 31, 2003 and 2002, there was approximately $25.2 and $27.2 million outstanding on this loan, respectively, included in notes payable in the accompanying consolidated financial statements.

PWF has a $100 million secured, revolving mortgage warehouse facility, subject to annual renewal. CM Corp. is a guarantor of this warehouse facility. The interest rate for each warehouse advance is the Fed Funds rate at the end of each year plus 1.25%, which at December 31, 2003 was 2.24%. At December 31, 2003 and 2002, the amount outstanding was approximately $21.9 and $41.3 million, respectively.

In order to further increase financial flexibility, on March 31, 2003, Equity Issuer entered into a $75 million secured revolving tax-exempt bond warehouse line of credit with Fleet Securities, Inc. and Wachovia Securities, Inc. This facility has a built in accordion feature allowing up to a $25 million increase for a total size of $100 million and a term of two years, plus a one year extension at our option. This facility bears interest at 31, 60, 90, or 180-day reserve adjusted LIBOR plus 1.5%, or prime plus 0.25%, at our option. During the third quarter of 2003, Citibank became the third lender under this facility. The outstanding balance of this facility at December 31, 2003 was approximately $21.7 million.

On November 17, 2003, CM Corp. entered into $50 million and $10 million acquisition bridge loan facilities with Wachovia Bank in order to fund the cash portion, fees and expenses of our acquisition of Related. These bridge loan facilities have a nine-month term with two 90-day extension options. We have pledged our common ownership interest in the Equity Issuer as security under these facilities. The facilities are prepayable at any time and bear interest at LIBOR plus 1.5% and 2.4%, respectively. As of December 31, 2003, CM Corp. had borrowed the full $60 million available under these facilities.

On November 17, 2003, Related entered into a warehouse facility in the amount of $85 million, with Fleet National Bank, Merrill Lynch C.D.C and Citicorp, USA. This facility has a maturity date of October 29, 2004 and bears interest, at Related's option, at either LIBOR plus 2% or the prime rate plus .125%. At December 31, 2003, there was an outstanding balance of $24.5 million at a weighted average net rate of 3.73%. This facility is collateralized by a lien on certain limited partnership interests (See Note 4). Payments of interest only are due on a monthly basis. Related has the option to extend the warehouse facility upon its maturity in 2004, renegotiate the terms of the warehouse facility or arrange alternate sources of financing to repay the outstanding balance.

(In thousands)	Payments Due
2004	$109,128
2005	24,456
2006	2,726
2007	2,726
2008 and thereafter	14,314
	$153,350

NOTE 9 • Notes Payable

Since June 1999, our Company, through a consolidated subsidiary, has issued multiple series of "Cumulative Preferred Shares".

Preferred Series	Date of Issuance	Mandatory Tender	Mandatory Repurchase	Number of Shares	Preference per Share	Liquidation Total Face Amount	Dividend Rate
Series A	06/29/99	06/30/09	06/30/49	45	$2,000,000	$90,000,000	6.625%
Series A-1	07/21/00	06/30/09	06/30/49	48	500,000	24,000,000	7.100%
Series A-2	10/09/01	06/30/09	06/30/49	62	500,000	31,000,000	6.300%
Series A-3	06/04/02	10/31/14	10/31/52	60	500,000	30,000,000	6.800%
Series B	07/21/00	11/30/10	11/30/50	110	500,000	55,000,000	7.600%
Series B-1	10/09/01	11/30/10	11/30/50	37	500,000	18,500,000	6.800%
Series B-2	06/04/02	10/31/14	10/31/52	50	500,000	25,000,000	7.200%

In connection with the offerings of these Cumulative Preferred Shares, we caused 100% of the ownership of Origination Trust to be transferred to Equity Issuer, a Delaware business trust and a consolidated indirectly-owned subsidiary in which we own 100% of the common equity. Equity Issuer then issues the Cumulative Preferred Shares and, as a result, Equity Issuer became the direct and indirect owner of the entire outstanding issue of revenue bonds held by the Origination Trust and Owner Trust and its directly-owned and indirectly-owned subsidiaries (see discussion of Private Label Tender Option Program, above). In addition to contributing the ownership of Origination Trust, we also contributed certain additional revenue bonds to Equity Issuer.

Each series of Cumulative Preferred Shares has an annual preferred dividend payable quarterly in arrears upon declaration thereof by the Board of Trustees, but only to the extent of tax-exempt net income for the particular quarter. All series of Cumulative Preferred Shares are subject to mandatory tender by the holders thereof for remarketing and purchase on their respective mandatory tender dates and each remarketing date thereafter at their respective liquidation preference per share plus an amount equal to all distributions accrued but unpaid.

Holders of Cumulative Preferred Shares may elect to retain their shares upon remarketing, with a distribution rate to be determined immediately prior to the remarketing date by the remarketing agent. Each holder of Cumulative Preferred Shares will be required to tender its shares to the Issuer for mandatory repurchase on the mandatory repurchase date, unless we decide to remarket the shares on such date. Cumulative Preferred Shares are not convertible into common shares of our Company.

The Series A, A-1, A-2 and A-3 Cumulative Preferred Shares rank, with respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, senior to all classes or series of Convertible CRA Shares, Series B, B-1 and B-2 Cumulative Preferred Shares and Common shares of our Company. The Series B, B-1 and B-2 Subordinate Cumulative Preferred Shares rank, with respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, senior to our Company's common shares and our Convertible CRA Shares and junior to the Issuer's Series A, A-1, A-2 and A-3 Cumulative Preferred Shares.

Since issuance of the Cumulative Preferred Shares, all quarterly distributions have been declared at each stated annualized dividend rate for each respective series and all distributions due have been paid.

In accordance with FAS 150, we began, in July 2003, to include the Cumulative Preferred Shares in the liability section of our consolidated balance sheet, and to include the dividends paid in those shares as an interest expense on our consolidated statement of operations.

NOTE 10 • Income Taxes

The income tax benefit (provision) consisted of the following components:

	2003	2002
Current:		
Federal	$(2,212)	$(1,303)
State and Local	(1,207)	(520)
Total current	$(3,419)	$(1,823)
Deferred Federal, State and Local	9,491	539
Total benefit (provision) for income taxes	$ 6,072	$(1,284)

Until December 30, 2001, PWF elected for both Federal and state income tax purposes to be treated as an S corporation. As an S corporation, the net earnings of PWF were taxed directly to its stockholders rather than PWF.

Deferred income tax assets and liabilities are computed

based on temporary differences between the financial statement and income tax bases of assets and liabilities that existed at December 31, 2003.

Our effective tax rate for CM Corp. is 44.2% and 45.8% for the years ended December 31, 2003 and 2002, respectively, due to State income taxes, net of the Federal benefit.

A reconciliation of the statutory federal tax rate and the effective tax rate is as follows:

Statutory tax rate	34.0%
State and local	10.2%
Effective tax rate	44.2%

The components of the deferred tax liability are as follows:

	2003	2002
Allowance for loan loss reserves	$ --	$ (752)
Originated mortgage service rights	11,072	12,314
Deferred guarantee fees	(2,619)	(1,456)
Deferred construction servicing fees	(3,352)	(1,477)
Other deferred costs	(503)	2,161
Intangible asset	57,551	--
Deferred management fee fund	(2,229)	--
	$60,370	$10,790

NOTE 11 • Convertible Community Reinvestment Act Preferred Share Offerings

Our Convertible CRA Shares enable financial institutions to receive certain regulatory benefits in connection with their investment. We have developed a proprietary method for specially allocating these regulatory benefits to specific financial institutions that invest in the Convertible CRA Shares. Other than the preferred allocation of regulatory benefits, the preferred investors receive the same economic benefits as common shareholders of our Company, including receipt of the same dividends per share as those paid to common shareholders. The Convertible CRA Shares have no voting rights, except on matters relating to the terms of the Convertible CRA Shares or to amendments to our Trust Agreement which would adversely affect the Convertible CRA Shares Our earnings are allocated pro rata among the common shares and the Convertible CRA Shares, and the Convertible CRA Shares rank on parity with the common shares with respect to rights upon liquidation, dissolution or winding up of our Company.

The investors, at their option, have the ability to convert their Convertible CRA Shares into common shares at a predetermined conversion price. Upon conversion, the investors will no longer be entitled to a special allocation of the regulatory benefit. The conversion price is the greater of (i) our book value per common share as set forth in our most recently issued annual or quarterly report filed with the SEC prior to the respective Convertible CRA Share issuance date or (ii) 110% of the closing price of a common share on the respective Convertible CRA Share's pricing date.

During July and November 2002, we issued approximately 1.4 million and 576,000 Series A Convertible CRA Shares, respectively. The shares were priced at $17.43 and $17.37 respectively, raising net proceeds for the two issuances of approximately $32.5 million. These Series A CRA Shares are convertible on a one to one basis. As of December 31, 2002, there were 3,835,002 Convertible CRA Shares outstanding, which are convertible at the holders option into 3,717,301 common shares. Series A Convertible CRA Shares may be converted to common shares on a one-to-one basis.

In August 2003, we issued approximately 3.1 million Series A Convertible CRA Shares, at $18.48 per share, raising proceeds net of underwriting discounts of approximately $54.2 million. We used these proceeds to fund additional investments in revenue bonds.

In October 2003, we issued approximately 1.7 million and 239,000 Series A Convertible CRA Shares in two separate offerings, at $18.67 and $18.86 per share, respectively, raising proceeds net of underwriting discounts of approximately $30.2 and $4.3 million, respectively. We used these proceeds to invest in additional revenue bonds and for our general purposes, including reduction of our indebtedness.

In December 2003, we completed a private placement of approximately 755,000 Series A Convertible CRA Shares, at $19.87 per share, raising proceeds net of underwriting discounts of approximately $14.4 million. We used these proceeds to invest in additional revenue bonds.

As of December 31, 2003, we had outstanding 1,351,636 Convertible CRA Shares, which could convert to 1,275,512 common shares, and 6,828,125 Series A Convertible CRA Shares convertible to common at a ratio of one-to-one.

NOTE 12 • Related Parties

Due to our acquisition of Related, our related parties have changed substantially from the period prior to the acquisition to the period after the acquisition.

Prior to the Related Acquisition

Prior to our acquisition of Related, we and our subsidiaries had engaged a subsidiary of Related to provide us with management services.

Pursuant to the terms of our prior management Agreement, the Manager was entitled to receive the fees and other compensation set forth below:

Fees/Compensation*	Amount
Bond Selection Fee	2.00% of the face amount of each asset invested in or acquired by CharterMac or its subsidiaries.
Special Distributions/ Investment Management Fee	0.375% per annum of the total invested assets of CharterMac or its subsidiaries.
Loan Servicing Fee	0.25% per annum based on the outstanding face amount of revenue bonds and other investments owned by CharterMac or its subsidiaries.
Operating Expense Reimbursement	For direct expenses incurred by the Manager in an amount not to exceed $901,035 per annum (subject to increase based on increases in CharterMac's and its subsidiaries' assets and to annual increases based upon increases in the Consumer Price Index).
Incentive Share Options	The Manager may receive options to acquire additional Common shares pursuant to the Share Option Plan only if CharterMac's distributions in any year exceed $0.9517 per common share and the Compensation Committee of the Board of Trustees determines to grant such options.
Liquidation Fee	1.50% of the gross sales price of the assets sold by CharterMac in connection with a liquidation of CharterMac assets supervised by Related.

* *Related is also permitted to earn miscellaneous compensation which may include, without limitation, construction fees, escrow interest, property management fees, leasing commissions and insurance brokerage fees. The payment of any such compensation is generally limited to the competitive rate for the services being performed. A bond placement fee of 1.0% to 1.5% of the face amount of each asset invested in or acquired by CharterMac or its subsidiaries is payable to the Manager by the borrower, and not by CharterMac or its subsidiaries.*

Affiliates of Related may provide certain financial guarantees to facilitate leveraging by CharterMac, for which they could be paid market rate fees. In addition, affiliates of Related may provide certain financial guarantees to the owner (or partners of the owners) of the Underlying Properties securing CharterMac's revenue bonds, for which they could be paid market rate fees.

Subsequent to the Related Acquisition

Subsequent to the Related acquisition the Management Agreement was terminated and therefore the fees included in the agreement are no longer applicable. Since most of our employees work directly for Related, certain of our subsidiaries have entered into management agreements with Related, under which Related is due a fee of .1% of the assets under management. CharterMac has entered into a management agreement with Related under which CharterMac will reimburse Related for its actual costs to provide the management services under the provisions of the management agreement, after receiving credit for the .1% management fees paid by its subsidiaries. The fees between CharterMac, our subsidiaries, and Related all eliminate in consolidation.

General

The costs, expenses and the special distributions paid or payable to Related, prior to our acquisition of Related, its affiliates, and TRCLP for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Paid or Payable to TRCLP	Paid or Payable to Related and Affiliates		
	Nov 18 - Dec 31	Jan 1 - Nov 17	Year Ended December 31,	
(In thousands)	2003	2003	2002	2001
Bond selection fees	$ --	$ 8,905	$ 11,104	$ 7,853
Special distribution/Investment management fee	--	3,809	4,872	3,621
Bond servicing fees	--	5,764	3,792	2,535
Expense reimbursement	--	901	768	556
Shared service agreement	755	--	--	--
	$ 755	$ 19,379	$ 20,536	$ 14,565

Related Party Transactions

Substantially all of Related's revenues are received from investment funds they have originated and manage. Affiliates of Related maintain a continuing equity interest in the investment funds' general partner and/or managing member/advisor. Related has no direct investments in these general partner and/or managing member/advisor entities, and Related does not guarantee the obligations of the general partner and/or managing member/advisor entities. Related has agreements with these entities under which Related provides ongoing services for the investment funds on behalf of the general partners and/or managing members/advisors, and receives all fee income to which these entities are entitled. Related does not participate in the investment funds' operating income or losses or on gains or losses from property sales.

As of December 31, 2003, the obligors of certain revenue bonds are local partnerships for which the general partners of the controlling investment partnerships are non-equity managing partners controlled by Related.

On November 17, 2003, CCC entered into an agreement with TRCLP for the purpose of TRCLP to provide various services to CCC and any of its affiliates including Related. The services provided include computer support, office management, payroll, human resources and other office services as defined in the agreement. The majority of the services are charged to CCC at 100% of the direct costs incurred by TRCLP.

As of December 31, 2002, the owner of the Underlying Property and obligor of the Highpointe revenue bond was an affiliate of Related who has not made an equity investment. This entity has assumed the day-to-day responsibilities and obligations of the Underlying Property. Buyers are being sought who would make equity investments in the Underlying Property and assume the nonrecourse obligations for the revenue bond or otherwise buy the property and payoff all or most of the revenue bond obligation.

In December 2001, we completed a credit enhancement transaction with Merrill Lynch Capital Services, Inc. ("MLCS") pursuant to which CM Corp. initially will receive an annual fee of approximately $1.2 million in return for assuming MLCS's $46.9 million first loss position on a $351.9 million pool of tax-exempt weekly variable rate multi-family mortgage loans originated by CreditRe Mortgage Capital, LLC, an affiliate of Credit Suisse First Boston and the Related Companies, L.P. During 2003, two of the tax-exempt weekly variable rate multi-family mortgage loans were repaid in the amount of $8.9 million. These repayments reduced the first loss position to $38 million and the pool of multi-family mortgage loans to $288.6 million. This reduced our maximum exposure under the terms of the transaction to approximately $19 million.

On April 11, 2000, Relcap Holding Company LLC ("Relcap"), an entity which was formed to hold the excluded assets and liabilities not included with the Related acquisition, entered into an agreement to purchase $500,000 of the outstanding face amount of the Walnut Park bonds, in $100,000 increments annually beginning April 1, 2001. Relcap has agreed, pursuant to an Intercreditor Agreement that its right to payment on the purchased bonds is subordinate to the right to payment on the bonds held by our Company.

We have entered into several agreements with an unrelated third party (the "Primary Guarantor") to guarantee agreed-upon internal rates of return for pools of multi-family properties owned by real estate investment funds for which we have received guarantee fees during 2003 totaling approximately $7.3 million.

Related Management Company ("RMC"), which is wholly

owned by TRCLP earned fees for performing property management services for various properties held in investment funds, which are managed by Related. The fees totaled $2,903,000, $2,516,000 and $2,261,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 13 • Earnings per Share, Profit and Loss Allocations, and Distributions

Prior to our acquisition of Related, pursuant to our Trust Agreement and the Management Agreement with the Manager, Related was entitled, in its capacity as our general partner, to a special distribution equal to .375% per annum of our total invested assets (which equals the face amount of the revenue bonds and other investments), payable quarterly. After payment of the special distribution, distributions were made to the shareholders in accordance with their percentage interests.

Income was allocated first to Related in an amount equal to the special distribution. The net remaining profits or losses, after a special allocation of .1% to Related, were then allocated to shareholders in accordance with their percentage interests.

Subsequent to the Related acquisition, CCC's income is allocated first to the holders of the SCUs in an amount equivalent to the dividend per common share divided by .72, to take into account the fact that dividends paid on the SCUs are taxable.

Net income per share is computed in accordance with SFAS No. 128, Earnings Per Share. Basic income per share is calculated by dividing income allocated to Common and Convertible CRA Shareholders ("Shareholders") (See Note 9) by the weighted average number of Common and Convertible CRA Shares outstanding during the period. The Convertible CRA shareholders are included in the calculation of shares outstanding as they share the same economic benefits as Common shareholders, including receipt of the same dividends per share as common shareholders. Diluted income per share is calculated using the weighted average number of shares outstanding during the period plus the additional dilutive effect of common share equivalents. The dilutive effect of outstanding share options is calculated using the treasury stock method. The dilutive effect of the SCUs is calculated using the "if-converted method". The SCUs will always be antidilutive, because while the shares are convertible on a one-to-one basis, the dividends paid will always be greater than the dividends paid per common share.

(Dollars in thousands, except per share data)	For the Year Ended December 31, 2003 Income Numerator	Shares* Denominator	Per Share Amount
Net income allocable to shareholders (Basic EPS)	$ 61,248	46,653,270	$ 1.31
Effect of Dilutive securities – 1,119,914 stock options	--	81,962	
Diluted net income allocable to shareholders (Diluted EPS)	$ 61,248	46,735,232	$ 1.31

	For the Year Ended December 31, 2002 Income Numerator	Shares* Denominator	Per Share Amount
Net income allocable to shareholders (Basic EPS)	$ 55,905	42,697,195	$ 1.31
Effect of Dilutive securities – 263,509 stock options	--	70,944	
Diluted net income allocable to shareholders (Diluted EPS)	$ 55,905	42,768,139	$ 1.31

	For the Year Ended December 31, 2001 Income Numerator	Shares* Denominator	Per Share Amount
Net income allocable to shareholders (Basic EPS)	$ 35,010	30,782,161	$ 1.14
Effect of Dilutive securities – 228,262 stock options	--	55,179	
Diluted net income allocable to shareholders (Diluted EPS)	$ 35,010	30,837,340	$ 1.14

* *Includes convertible capitalized CRA shares*

NOTE 14 • Capital Stock and Share Option Plan

We have adopted an incentive share option plan (the "Incentive Share Option Plan"), the purpose of which is to (i) attract and retain qualified persons as trustees and officers and (ii) to provide incentive and more closely align the financial interests of Related and its employees and officers with the interests of the shareholders by providing Related and its employees with substantial financial interest in our success. The Compensation Committee of our board of trustees administers the Incentive Share Option Plan. Pursuant to the Incentive Share Option Plan, the maximum number of common shares that may be awarded is the lesser of (i) 10% of the number of shares outstanding as of December 31 preceding issuances of such awards and (ii) the limited prescribed by the American Stock Exchange or any other national security exchange or national quotation system on which the shares may then be listed.

All options granted by the Compensation Committee have an exercise price equal to or greater than the fair market value of the common shares on the date of the grant. The maximum option term is ten years from the date of grant. All common share options granted pursuant to the Incentive Share Option Plan may vest immediately upon issuance or in accordance with the determination of the Compensation Committee.

We have adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its share options issued to non-employees. Accordingly, compensation cost is accrued based on the estimated fair value of the options issued. The accrued compensation cost is being amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to us until the vesting date. We estimate the fair value of the non-employee options at each period-end up to the vesting date, and adjust the expense accordingly. The fair value of each option grant is estimated using the Black-Scholes option-pricing model.

On May 1, 2000, options to purchase 297,830 common shares were granted to our officers and certain employees of an affiliate of Related, none of who are our employees. The exercise price of these options is $11.5625 per share. The term of each option is ten years. The options vest in equal installments on May 1, 2001, 2002 and 2003. The options granted on May 1, 2000 had an estimated fair value at December 31, 2003, 2002 and 2001 of $886,542, $681,038 and $445,752, respectively. At December 31, 2003, the fair value, was calculated using the Black-Scholes model, used the following assumptions: dividend yield of 6.8%, estimated volatility of 20%, swap rate of 3.83% and expected lives of 7.1 years. On May 1, 2001, one-third, or 99,276, of the options vested, of which 69,568 were exercised. On May 1, 2002 an additional 99,276 options vested, of which 4,753 were exercised. On May 1, 2003 the remaining one-third of the options vested, leaving a balance of 79,914 fully vested and not exercised. We recorded compensation cost of $228,447, $379,206 and $168,936 during the years ended December 31, 2003, 2002 and 2001, respectively, relating to these option grants.

During the quarter ended September 30, 2002, we issued 40,000 options at a strike price of $17.56. These options vest equally, in thirds, in September 2003, 2004 and 2005 and expire in 10 years. These options were antidilutive for the year ended December 31, 2003, so were not taken into account in the calculation of diluted shares. At December 31, 2003, these options had a fair value of $62,500 based on the Black-Scholes pricing model, using the following assumptions: dividend yield of 6.7%, estimated volatility of 20%, swap rate of 4.175% and expected lives of 8.7 years. We recorded compensation cost of $35,705 and $3,222 for the years ended December 31, 2003 and 2002, relating to these options, respectively.

As part of the Related acquisition, we issued 1,000,000 options to Stephen M. Ross, at a strike price of $17.78, which vest over five years and expire in 10 years. At December 31, 2003, these options had a fair value of $3,460,000.

Also, in conjunction with the Related acquisition, we issued 778,420 restricted common shares to various individuals who are either employees of Related or TRCLP. A small portion of these shares, 52,863, vested immediately. The balance of 725,557 vest over periods ranging from three months to four years.

We have recorded deferred compensation of approximately $19.4 million equal to the number of shares for the share awards at $19.33, not yet vested, included in the equity section of our consolidated balance sheet. The deferred compensation is being amortized as compensation expense on a straight line basis over the respective vesting periods. Distributions paid related to these non-vested shares are being recorded directly to equity. We recorded compensation expense of $1,021,842 related to the 52,863 which vested immediately.

The following table shows the number of options outstanding granted, exercised and exercisable and the exercise price of those options.

	Year Ended December 31,					
	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of year	263,509	$ 11.5625	228,262	$11.5625	297,830	$ 11.5625
Options granted during the year	1,000,000	$ 17.78	40,000	$ 17.56	--	$ --
Options exercised during the year	143,595	$ 11.5625	4,753	$11.5625	69,568	$ 11.5625
Options outstanding at end of year	1,119,914		263,509	$11.5625	228,262	$ 11.5625
Options exercisable at end of year	93,247	$ 11.5625	124,231	$11.5625	29,708	$ 11.5625
Weighted-average fair value of options granted during the year		$3,460,000		$ 33,600		$ --

The following table summarizes information about stock options outstanding at December 31, 2003.

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$11.5625	79,914	7.4	$11.5625	79,914	$11.5625
$17.56	40,000	9.7	$17.5600	13,333	$17.5600
$17.78	1,000,000	9.9	$17.7800	--	$17.7800

Other

Through November 17, 2003, two of our independent trustees are entitled to receive annual compensation for serving as trustees in the aggregate amount of $17,500 payable in cash (maximum of $7,500 per year) and/or common shares valued at their fair market value on the date of issuance. The third independent trustee is entitled to receive annual compensation in the aggregate amount of $30,000 payable in cash (maximum of $20,000 per year) and/or common shares. As of December 31, 2003 and 2002, 1,728 and 1,830 common shares, respectively, having an aggregate value on the date of issuance of $30,000 each year, were issued to the independent trustees as compensation for services rendered during the years ended December 31, 2002 and 2001. The independent trustees also received an aggregate of 5,535 shares, worth $97,500 at the time of issuance, as payment for their work on the special committee analyzing the proposed acquisition of Related. After the acquisition of Related, the five new independent trustees received $18,750 as compensation for their services rendered during the year ended December 31, 2003. In 2004, all eight of the independent trustees will receive annual compensation of $30,000 payable in cash (maximum of $15,000 per year) and/or common shares valued at their fair market value on the date of issuance.

Effective May 3, 2000, we implemented a dividend reinvestment and Common share purchase plan (the "Plan"). Under the Plan, common shareholders may elect to have their distributions from our Company automatically reinvested in additional common shares at a purchase price equal to the average of the high and low market price from the previous day's trading. If a common shareholder participates in the Plan, such shareholder may also purchase additional common shares through quarterly voluntary cash payments with a minimum contribution of $500. There are no commissions for common shares purchased under the Plan. Participation in the Plan is voluntary and a common shareholder may join or withdraw at any time. The opportunity for participation in the Plan began with the distributions paid in

August 2000.

The Board of Trustees has authorized the implementation of a Common share repurchase plan, enabling us to repurchase, from time to time, up to 1,500,000 of its common shares. The repurchases will be made in the open market and the timing is dependant on the availability of common shares and other market conditions. As of December 31, 2003 and 2002, we have acquired 22,632 and 8,400 of its common shares for an aggregate purchase price of approximately $378,000 and $103,000, respectively (including commissions and service charges). Repurchased common shares are accounted for as treasury shares of beneficial interest.

NOTE 15 • Selected Quarterly Financial Data (unaudited)

(Dollars in thousands) (Unaudited)	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues:				
Revenue bonds interest income	$ 26,250	$ 26,925	$ 30,353	$ 30,127
Fee income:				
Mortgage banking fees	3,067	3,473	3,171	4,001
Fund management	--	--	--	12,643
Other income	2,604	2,810	2,324	4,462
Total revenues	31,921	33,208	35,848	51,233
Expenses:				
Interest expense	3,816	4,887	4,889	6,267
Interest expense - distributions to preferred shareholders of subsidiary	--	--	4,724	4,724
Recurring fees - securitizations	963	1,019	1,039	1,007
General and administrative	7,054	5,935	7,673	20,284
Depreciation and amortization	1,687	2,915	2,242	5,082
Loss on impairment of assets	--	--	1,758	--
Total expenses	13,520	14,756	22,325	37,364
Income before gain (loss) on repayment of revenue bonds, gain on sale of loans and equity in earnings of ARCap	18,401	18,452	13,523	13,869
Equity in earnings of ARCap	555	555	555	554
Gain on sale of loans	2,139	411	444	2,538
Gain (loss) on repayment of revenue bonds	(412)	2,652	557	(846)
Income before allocation to preferred shareholders of subsidiary and minority interest	20,683	22,070	15,079	16,115
Income allocated to preferred stockholders of subsidiary	(4,724)	(4,725)	--	--
Income allocated to SCUs	--	--	--	(4,038)
Income (loss) allocated to minority interest	(28)	67	147	(132)
Income before provision for income taxes	15,931	17,412	15,226	11,945
Provision for income taxes	1,976	788	689	2,619
Net income	$ 17,907	$ 18,200	$ 15,915	$ 14,564
Allocation of net income to:				
Special distribution to Manager	$ 1,411	$ 1,459	$ 1,583	$ 879
Manager	$ 2	$ 1	$ 2	$ 1
Common shareholders	$ 15,089	$ 15,316	$ 12,727	$ 11,476
Convertible CRA shareholders	1,405	1,424	1,603	2,208
Total for shareholders	$ 16,494	$ 16,740	$ 14,330	$ 13,684
Net income per share				
Basic	$ 0.37	$ 0.37	$ 0.31	$ 0.27
Diluted	$ 0.37	$ 0.37	$ 0.31	$ 0.27
Weighted average shares outstanding:				
Basic	45,013,292	45,090,477	46,331,385	50,121,357
Diluted	45,070,595	45,130,042	46,366,342	50,256,026

(Dollars in thousands except per share amounts) (Unaudited)	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues:				
Revenue bonds interest income	$ 22,920	$ 22,025	$ 22,819	$ 24,917
Fee income:				
Mortgage banking fess	3,509	3,403	2,644	4,125
Other income	2,374	2,632	2,621	2,424
Total revenues	28,803	28,060	28,084	31,466
Expenses:				
Interest expense	3,991	3,793	3,850	4,189
Recurring fees relating to the Private Label Tender Option Program	727	751	811	892
General and Administrative	6,365	6,052	5,041	7,048
Depreciation and amortization	2,240	1,760	2,024	2,867
Loss on impairment of assets	--	--	532	388
Total expenses	13,323	12,356	12,258	15,384
Income before gain (loss) on repayment of revenue bonds, gain on sale of loans and equity in earnings of ARCap	15,480	15,704	15,826	16,082
Equity in earnings of ARCap	547	563	555	554
Gain on sale of loans	3,287	3,119	1,465	2,812
Gain (loss) on repayment of revenue bonds	3,757	222	--	(94)
Income before allocation to preferred shareholders of subsidiary and minority interest	23,071	19,608	17,846	19,354
Income allocated to preferred shareholders of subsidiary	(3,764)	(4,053)	(4,724)	(4,725)
Income allocated to minority interest	(302)	49	(124)	(119)
Income before (provision) benefit for income taxes	19,005	15,604	12,998	14,510
(Provision) benefit for income taxes	(181)	(1,457)	656	(302)
Net income	$ 18,824	$ 14,147	$ 13,654	$ 14,208
Allocation of net income to:				
Special distribution to Manager	$ 1,088	$ 1,240	$ 1,294	$ 1,250
Manager	$ 18	$ 13	$ 12	$ 13
Common shareholders	$ 16,866	$ 12,350	$ 11,439	$ 11,861
Convertible CRA shareholders	852	544	909	1,084
Total shareholders	$ 17,718	$ 12,894	$ 12,348	$ 12,945
Net income per share:				
Basic	$ 0.45	$ 0.30	$ 0.28	$ 0.29
Diluted	$ 0.45	$ 0.30	$ 0.28	$ 0.29
Weighted average shares outstanding:				
Basic	38,781,464	43,035,102	44,209,982	44,676,079
Diluted	38,845,985	43,107,175	44,282,733	44,752,197

NOTE 16 • Commitments and Contingencies

PW Funding Inc.

Through PWF, we originate and service multi-family mortgage loans for Fannie Mae, Freddie Mac and FHA. PWF and its subsidiaries' mortgage lending business is subject to various governmental and quasi-governmental regulation. PWF and/or its subsidiaries, collectively, are licensed or approved to service and/or originate and sell loans under Fannie Mae, Freddie Mac, Ginnie Mae and FHA programs. FHA and Ginnie Mae are agencies of the Federal government and Fannie Mae and Freddie Mac are federally-chartered investor-owned corporations. These agencies require PWF and its subsidiaries to meet minimum net worth and capital requirements and to comply with other requirements. Mortgage loans made under these programs are also required to meet the requirements of these programs. In addition, under Fannie Mae's DUS program, PWF has the authority to originate loans without a prior review by Fannie Mae and is required to share in the losses on loans originated under this program.

The DUS program is Fannie Mae's principal loan program. Under the Fannie Mae DUS Product Line, PWF originates, underwrites and services mortgage loans on multi-family residential properties and sells the project loans directly to Fannie Mae. PWF assumes responsibility for a portion of any loss that may result from borrower defaults, based on the Fannie Mae loss sharing formulas, Levels I, II or III. At December 31, 2003, all of PWF's loans consisted of Level I loans. For such loans, PWF is responsible for the first 5% of the unpaid principal balance and a portion of any additional losses to a maximum of 20% of the original principal balance. Level II and Level III loans carry a higher loss sharing percentage. Fannie Mae bears any remaining loss.

Under the terms of the Master Loss Sharing Agreement between Fannie Mae and PWF, PWF is responsible for funding 100% of mortgagor delinquency (principal and interest) and servicing (taxes, insurance and foreclosure costs) advances until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, for Level I loans, we may request interim loss sharing adjustments which allow us to fund 25% of such advances until final settlement under the Master Loss Sharing Agreement. No interim loss sharing adjustments are available for Level II and Level III loans.

We maintain an allowance for loan losses for loans originated under the Fannie Mae DUS product line at a level that, in management's judgment, is adequate to provide for estimated losses. At December 31, 2003, that reserve was approximately $6.7 million, which we believe represents its maximum liability at this time. Unlike loans originated for Fannie Mae, PWF does not share the risk of loss for loans it originates for Freddie Mac or FHA.

In connection with the PWF warehouse line, both CharterMac and CM Corp. have entered into guarantees for the benefit of Fleet National Bank ("Fleet"), guaranteeing the total advances drawn under the line, up to the maximum of $100 million, together with interest, fees, costs, and charges related to the PWF warehouse line.

PWF maintains, as of December 31, 2003, treasury notes of approximately $4.7 million and a money market account of approximately $1.3 million, which is included in cash and cash equivalents-restricted in the consolidated balance sheet, to satisfy the Fannie Mae collateral requirements of $6.0 million.

Due to the nature of PWF's mortgage banking activities, PWF is subject to supervision by certain regulatory agencies. Among other things, these agencies require PWF to meet certain minimum net worth requirements, as defined. PWF met these requirements for all agencies, as applicable, as of December 31, 2003.

At December 31, 2003, PWF had commitments of approximately $49.8 million to five borrowers.

Credit Enhancement Transaction

In December 2001, CM Corp. completed a credit enhancement transaction with Merrill Lynch Capital Services, Inc. ("MLCS"), as described previously. Pursuant to the terms of the transaction, CM Corp. assumes MLCS's $46.9 million first loss position on a $351.9 million pool of tax-exempt weekly variable rate multifamily mortgage loans. The Related Companies, L.P. has provided CM Corp. with an indemnity covering 50% of any losses that are incurred by CM Corp. as part of this transaction. As the loans mature or prepay, the first loss exposure and the fees paid to CM Corp. will both be reduced. The latest maturity date on any loan in the portfolio occurs in 2009. The remainder of the real estate exposure after the $46.9 million first loss position has been assumed by Fannie Mae and Freddie Mac. In connection with the transaction, CharterMac has guaranteed the obligations of CM Corp., and as security therefore, have posted collateral, initially in an amount equal to 50% of the first loss amount, which may be reduced to 40% if certain post closing conditions are met. Our maximum exposure under the terms of this transaction is approximately $23.5 million. During 2003, two of the tax-exempt weekly variable rate multi-family mortgage loans were repaid in the amount of $8.9 million. These repayments reduced the first loss position to $38 million and the pool of multi-family mortgage loans to $288.6 million. This reduced our maximum exposure under the terms of the transaction to approximately $19 million.

CM Corp. performed due diligence on each property in the pool, including an examination of loan-to-value and debt service coverage both on a current and "stressed" basis. CM Corp. analyzed the portfolio on a "stressed" basis by increasing capitalization rates and assuming an increase in the low floater bond rate. As of December 31, 2003, the credit enhanced pool of properties are performing according to their contractual obligations and we do not anticipate any losses to be incurred on its guaranty.

Should our analysis of risk of loss change in the future, a provision for probable loss might be required; such provision could be material.

Fees related to the credit enhancement transaction for the years ended December 31, 2003 and 2002, included in other income, was approximately $1,131,000 and $1,251,000, respectively. Income is recognized monthly as the fees are received.

Yield Guarantee Transaction

On October 31, 2003, we entered into two agreements with Merrill Lynch (the "Primary Guarantor") to guarantee an agreed upon rate of return for a pool of seven multi-family properties owned by RCGCP II, an investment fund sponsored by Related prior to our acquisition of Related.

The transaction was structured as two separate guarantees, one primarily guaranteeing the return through the lease-up phase of the properties and the other guaranteeing the return through the operating phase of the properties. The fee for the first guarantee, in the amount of approximately $2.0 million, was paid in October 2003 at closing. The fee for the second guarantee will be paid in two installments. The first installment, in the amount of approximately $1.0 million, will be paid in October 2004, and the final installment, in the amount of approximately $341,000, will be paid in April 2005. These fees will be recognized in income on a straight line basis over the period of the respective guarantees.

In connection with the transaction, we posted $3.9 million in bonds for approximately ten years and $4.8 million in bonds until the earlier of lease-up to 90% occupancy or LIHTC Certification. The release of the $4.8 million in collateral can occur in two steps with 50% being released when at least 50% of the assets in the fund have reached the occupancy or certification hurdle and with the remaining 50% being released when all of the properties have met the hurdle.

In addition, we agreed to subordinate approximately 50% of the approximately $112.3 million in bonds it acquired that are secured by the properties in this fund. The Class A Certificates, which total approximately $56.15 million in par value, have been securitized through the P-Floats/RITES program. The Class B Certificates, which total approximately $56.15 million in par value, are currently being held at CharterMac as excess collateral to support our obligations to the Primary Guarantor.

On September 24, 2003, we entered into two agreements with Primary Guarantor to guarantee an agreed-upon rate of return for a pool of 14 multi-family properties each owned by a local partnership which in turn, is majority-owned by RCGCP – Series B, an investment fund sponsored by Related prior to our acquisition of Related for which we will receive two guarantee fees totaling approximately $5.9 million.

The transaction was structured as two separate guarantees, one primarily guaranteeing the return through the lease-up phase of the properties and the other guaranteeing the return through the operating phase of the properties. The fee for the first guarantee, in the amount of approximately $3.6 million, was paid in September 2003 at closing. The fee for the second guarantee will be paid in two installments. The first installment, in the amount of approximately $1.7 million, will be paid in July 2004, and the final installment, in the amount of approximately $562,000, will be paid in January 2005. These fees will be recognized in income on a straight line basis over the period of the respective guarantees.

Of the 14 local partnerships, 13 financed their properties with the proceeds of revenue bonds acquired by an affiliate of CharterMac. In connection with the transaction, the Primary Guarantor required that those revenue bonds be deposited into a trust pursuant to which the revenue bonds were divided into senior and subordinated interests with 50% of each revenue bond being subordinated. We have financed the senior trust interest as part of the Merrill Lynch P-FloatsSM/RitesSM program. The subordinate trust interests are being used as collateral in other of our financing programs.

In connection with the transaction, we posted $14.5 million of revenue bonds as collateral to the Primary Guarantor in the form of either cash or Revenue bonds.

On July 18, 2002, we entered into two agreements with Primary Guarantor to guarantee an agreed-upon rate of return for a pool of 11 multi-family properties owned by RCGCP, an investment fund sponsored by Related prior to our acquisition of Related.

In connection with the transaction, we posted $18.2 million of revenue bonds as collateral to the Primary Guarantor, which will be reduced to $1.4 million over a period of up to 20 years as the properties reach certain operating benchmarks. In addition, we agreed to subordinate 25% of each of the bonds it acquired that are secured by the properties and to not use the subordinated portion of such bonds as collateral in connection with any borrowings.

The total potential liability to us pursuant to these guarantees is approximately $228 million. We have analyzed the expected operations of the Underlying Properties and believe there is no risk of loss at this time. Should our analysis of risk of loss change in the future, a provision for probable losses might be required; such provision could be material.

Other

During December 2002, we entered into three transactions related to three properties, Coventry Place, Canyon Springs and Arbor Ridge. Pursuant to the terms of these deals, we will provide credit support to the construction lender for project completion and Fannie Mae conversion and acquire subordinated bonds to the extent the construction period bonds do not fully convert.

Up until the point of completion, we will guaranty the construction lender reimbursement of any draw on its construction letter of credit up to 40% of the stated amount of the Letter of Credit. Following completion, up until the project loan converts to permanent loan status, we will guarantee the full amount of the letter of credit.

The developer has also issued several guarantees to the construction lender, each of which would be called upon before our guarantees, and each of which would be assigned to us should its guarantees are called.

Once the construction loans convert to permanent loans, we are obligated to acquire subordinated loans for the amount by which each construction loan exceeds the corresponding permanent loan, if any. The subordinated bonds will bear interest at 10%. Under FNMA guidelines, the size of the subordinated bonds will be limited to a 1.0x debt service coverage based on 75% of the cash flow after the senior debt.

Our maximum exposure, related to these three transactions, is 40% of the stated amount of the Letter of Credit of approximately $27 million.

We have entered into six transactions to purchase revenue bonds pursuant to agreements which require us, at the earlier of stabilization or conversion to permanent financing to acquire Series A and Series B revenue bonds at a predetermined price and interest rates. We are obligated to purchase the revenue bonds only if construction is completed. We are obligated to buy the Series B revenue bonds only if, at the date the Series A bonds are stabilized, the property's cash flow is sufficient to provide debt service coverage of 1.15x for both the Series A and B bonds. An unrelated third party lender will advance funds to the developer, as needed during the construction period, at a floating rate. These forward commitments create derivative instruments under SFAS No. 133, which have been designated as a cash flow hedge of the anticipated funding of the revenue bonds, and are recorded at fair value, with changes in fair value recorded in accumulated other comprehensive income until the revenue bonds are funded. The total potential amount we could possibly be required to fund is $84.4 million.

We are subject to routine litigation and administrative proceedings arising in the ordinary course of business. Management does not believe that such matters will have a material adverse impact on our financial position, results of operations or cash flows.

In connection with the PWF warehouse line, both the CharterMac and CM Corp. have entered into guarantees for the benefit of Fleet, guaranteeing the total advances drawn under the line, up to the maximum of $100 million, together with interest, fees, costs, and charges related to the PWF warehouse line.

PWF maintains, as of December 31, 2003, treasury notes of approximately $4.7 million and a money market account of approximately $1.3 million, which is included in restricted cash and securities in the consolidated balance sheet, to satisfy the Fannie Mae collateral requirements of $6.0 million.

Due to the nature of our mortgage banking activities, we are subject to supervision by certain regulatory agencies. Among other things, these agencies require us to meet certain minimum net worth requirements, as defined. We met these requirements for all agencies, as applicable, as of December 31, 2003.

NOTE 17 • Acquisition of PW Funding Inc.

On December 31, 2001, CM Corp. acquired 80% of the outstanding capital stock of PWF, for approximately $34.9 million, of which, approximately $21.6 million was financed and $7.6 million was paid in cash. Additionally, we repaid a $5.7 million loan on behalf of PWF. It is anticipated that CM Corp. will acquire the remaining 13% of the issued and outstanding capital stock of PWF over the next 12 months. Under the agreement, the stockholders of PWF were granted the right to put their remaining 20% stock interest to CM Corp. after an initial period of 24 to 36 months. The agreement also grants CM Corp. the right to call the remaining 20% stock interest of PWF from PWF's stockholders after the same initial period of 24 to 36 months.

CharterMac is entitled to a cumulative preferential distribution from PWF's cash available for distribution equal to 10% of its invested capital. The remaining cash available for distribution will be distributed approximately 87% to CharterMac and 13% to the other stockholders. CharterMac will also be entitled to an additional cumulative priority return equal to 4.3% of its invested capital prior to the purchase payments to PWF's stockholders on exercise of the put or call options. The fee income generated by PWF will be taxable income. However, CM Corp. incurs tax-deductible expenses which will be used to offset a portion of this taxable income.

The acquisition of PWF was accounted for using the purchase method of accounting, with approximately $7.9 million of the purchase price allocated to mortgage service rights, based on their estimated fair value.

During 2002 and the first quarter of 2003, CM Corp. made additional payments to the original shareholders of PWF of approximately $3.6 million ("the True-Up payments") pursuant to the original acquisition agreement. The True-Up payments were based on i) the increase in value of servicing rights due to certain loans closing, ii) positive changes in the audited balance sheets used for the initial purchase price and the audited balance sheet at December 31, 2001, iii) payments of certain servicing fees, and iv) forward conversions of loans previously committed. The acquisition agreement stipulates additional true-up payments to be made periodically for a period of up to three years from the acquisition date.

As part of the PWF acquisition, the purchase agreement provided that CharterMac has the right to purchase the remaining 20% of PWF shares within the 37 months following the close of the acquisition, (the "Call Option"). The agreement also gives the owners of the remaining 20% of PWF's shares the right to put those shares to CharterMac (the "Put Option"), within the 34 months following the close of the acquisition. We consider these two options to be a single unit (a forward contract), due to the fact the Put Option and Call Option were entered into at the same time, have the same counter parties, have the same risk, and could have been accomplished in a single transaction. The price at which the shares of stock are to be repurchased is based on many factors, determined in the future including the performance of the underlying revenues of PWF, the value of PWF's servicing portfolio and other factors which are not currently determinable. We determined the forward contract should not be recorded until the contract is settled and the associated shares transferred to our Company. During the period of the forward contract, we will allocate subsidiary income or loss to the minority interest on a pro-rata basis, determined by its ownership percentage.

NOTE 18 • Financial Risk Management and Derivatives

Our revenue bonds generally bear fixed rates of interest, but the P-FLOATS and TOP financing programs incur interest expense at variable rates re-set weekly, so we are exposed to interest rate risks. Various financial vehicles exist which allow our management to hedge against the impact of interest rate fluctuations on our cash flows and earnings.

We currently manage a portion of our interest rate risk through the use of The Bond Market Association ("TBMA") indexed interest rate swaps. Under each interest rate swap agreement, for a specified period of time we are required to pay a fixed rate of interest on a specified notional amount to the transaction counterparty and we receive a floating rate of interest equivalent to the TBMA index, which is the most widely used tax-exempt floating rate index. As of December 31, 2003, we have entered into two such swaps with MLCS as counterparty: the first has a notional amount of $50 million fixed at an annual rate of 3.98%, which expires in January 2006. The second has a notional amount of $100 million fixed at an annual rate of 3.64%, which expires in February 2004. We have also entered into two interest rate swaps with Fleet as the counterparty. One has a notional amount of $100 million fixed at an annual rate of 2.56% beginning in January 2005 and expiring in December 2007. The other swap with Fleet has a notional amount of $50 million and fixed rates of 2.00%, 2.78%, and 3.27% for the twelve months beginning January 2005, 2006, and 2007, respectively.

The average BMA rates for 2003 and 2002, were 1.03% and 1.38%, respectively. Net swap payments received by us, if any, will be taxable income to our Company and, accordingly, to shareholders. A possible risk of such swap agreements is the possible inability of the Counterparty to meet the terms of the contracts with us; however, there is no current indication of such an inability.

We adopted SFAS No. 133, as amended and interpreted, on January 1, 2001. Accordingly, we have established a policy for risk management and our objectives and strategies for the use of derivative instruments to potentially mitigate such risks. We evaluate our interest rate risk on an ongoing basis to determine whether or not it would be advantageous to engage in any further hedging transactions. At inception, we designated these interest rate swaps as cash flow hedges on the variable interest payments on our floating rate securitizations. Two of the interest rate swaps do not become effective until 2005. The two interest rate swaps that are currently in place are recorded at their respective fair market value each accounting period, with changes in market value being recorded in accumulated other comprehensive income to the extent that the hedges are effective in achieving offsetting cash flows. We assess, both at the inception of the hedge and on an ongoing basis whether the swap agreements are perfectly effective in offsetting changes in the cash flows of the hedged financing. Any ineffectiveness in the hedging relationship is recorded in earnings. There was no ineffectiveness in the hedging relationship during 2002 or 2003, and we expect that these hedging relationships will be highly effective in achieving offsetting changes in cash flow throughout their terms. Net amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense.

At December 31, 2003, the first two interest rate swaps were recorded as a liability with a combined fair market value of approximately $2.4 million, included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. Interest paid or payable under the terms of the swaps, of approximately $4.1 million, is included in interest expense. The two new interest rate swaps were recorded as an asset with a fair market value of $1.7 million, included in other assets on the consolidated balance sheets.

We estimate that approximately $3.3 million of the net derivative loss included in accumulated other comprehensive income will be reclassed into interest expense within the next twelve months.

During January 2002, we entered into an interest rate cap agreement with Fleet, with a cap of 8% on a notional amount of $30 million. Although this transaction is designed to mitigate our exposure to rising interest rates, we have not designated this interest rate cap as a hedging derivative. As of December 31, 2003, this interest rate cap was recorded as an asset with a fair market value of $34,004 included in other assets in the consolidated balance sheets. Because we have not designated this derivative as a hedge, the change in fair market value flows through the consolidated statements of income, where it is included in interest income, in the amount of $27,050 for the year ended December 31, 2003.

NOTE 19 • Business Segments

We have three reportable business segments with include portfolio investing, mortgage banking, and fund management.

The portfolio investing segment consists primarily of subsidiaries holding investments in revenue bonds producing primarily tax-exempt interest income and includes our credit enhancement activities.

The mortgage banking segment consists of subsidiaries which originate mortgages on behalf of third parties and receive mortgage origination and mortgage servicing fees generated by those activities.

The fund management segment consists of subsidiaries that generate fee income from the asset management, underwriting, originating and other services provided to the real estate equity investment programs Related sponsors, and the management and related services provided to us and a publicly-traded real estate investment trust.

Segment results include all direct and contractual revenues and expenses of each segment and allocations of indirect expenses based on specific methodologies. These reportable segments are strategic business units that primarily generate revenue streams that are distinctly different and are generally managed separately.

The following table provides more information regarding our Company's segments:

	December 31, 2003				December 31, 2002		
(Dollars in thousands)	Portfolio Investing	Mortgage Banking	Fund Management [1]	Total	Portfolio Investing	Mortgage Banking (2)	Total
Revenues:							
Revenue bonds interest income	$113,655	$ --	$ --	$113,655	$ 92,681	$ --	$ 92,681
Fee income:							
Mortgage banking fees	--	13,712	--	13,712	--	13,681	13,681
Fund management	--	--	12,643	12,643	--	--	--
Other income	7,120	3,978	1,102	12,200	5,527	4,524	10,051
Total revenues	120,775	17,690	13,745	152,210	98,208	18,205	116,413
Expenses:							
Interest expense	18,794	799	266	19,859	14,558	1,265	15,823
Interest expense - distributions to preferred shareholders of subsidiary	9,448	--	--	9,448	--	--	--
Recurring fees - securitizations	4,028	--	--	4,028	3,181	--	3,181
General and administrative	11,746	16,635	12,564	40,945	8,621	15,885	24,506
Depreciation and amortization	3,370	6,426	2,130	11,926	1,131	7,760	8,891
Loss on impairment of assets	1,759	--	--	1,759	920	--	920
Total expenses	49,145	23,860	14,960	87,965	28,411	24,910	53,321
Income before gain (loss) on repayment of revenue bonds, gain on sale of loans and equity in earnings of ARCap	71,630	(6,170)	(1,215)	64,245	69,797	(6,705)	63,092
Equity in earnings of ARCap	2,219	--	--	2,219	2,219	--	2,219
Gain on sale of loans	--	5,532	--	5,532	--	10,683	10,683
Gain on repayment of revenue bonds	1,951	--	--	1,951	3,885	--	3,885
Income (loss) before allocation to preferred shareholders of subsidiary and minority interest	75,800	(638)	(1,215)	73,947	75,901	3,978	79,879
Income allocated to preferred shareholders of subsidiary	(9,449)	--	--	(9,449)	(17,266)	--	(17,266)
Income allocated to SCUs	--	--	(4,038)	(4,038)	--	--	--
Income (loss) allocated to minority interest	54	--	--	54	(496)	--	(496)
Income (loss) before provision for income taxes	66,405	(638)	(5,253)	60,514	58,139	3,978	62,117
Benefit (Provision) for income taxes	5,763	309	--	6,072	213	(1,497)	(1,284)
Net income (loss)	$ 72,168	$ (329)	$ (5,253)	$ 66,586	$ 58,352	$ 2,481	$ 60,833
Total assets	$2,102,755	$90,094	$390,425	$2,583,274	$1,729,194	$123,674	$1,852,868

(1) The Fund Management segment began with our acquisition of Related on November 17, 2003.

(2) The Mortgage Banking segment began January 1, 2002.

NOTE 20 • Goodwill and Intangible Assets

We adopted SFAS 141 on July 1, 2001 and SFAS 142, on January 1, 2002. We have determined that the amounts previously capitalized as goodwill relating to our initial formation and to the merger of American Tax Exempt Bond Trust, meet the criteria in SFAS 141 for recognition as intangible assets apart from goodwill, and accordingly will continue to be amortized over their remaining useful lives, subject to impairment testing.

During the quarter ended June 30, 2002, PWF engaged a third party valuation firm to evaluate PWF's licenses with Fannie Mae, Freddie Mac, FHA, Ginnie Mae and various private investors. As a result of this process approximately $8.6 million has been reclassified from goodwill to intangible assets, representing the estimated market value of PWF's licenses. These licenses have an indefinite life and, as a result, are not being amortized.

During 2002 and the nine months ended September 30, 2003, pursuant to the original acquisition agreement, we paid approximately $3.0 and $.7 million, respectively, in "true-up" payments representing payments due to the original PWF stockholders which was recorded as additional goodwill during the fourth quarter of 2002 and the first nine months of 2003. These true-up payments were based on i) the increase in the value of MSRs due to certain loans closing, ii) positive changes between PWF's audited balance sheet used for the initial purchase price and the audited balance sheet at December 31, 2001, iii) payments of certain servicing fees, and iv) forward conversions of loans previously committed. The acquisition agreement stipulates additional true-up payments to be made periodically for a period of up to three years from the acquisition date.

In conjunction with our purchase of Related, we acquired additional intangible assets and goodwill. The value of the intangible assets was verified via third party valuation. The excess of the total paid over the fair value of the assets and liabilities was classified as goodwill. (See Note 2).

The following table provides further information regarding our intangible assets:

(Dollars in thousands)

	Other Identifiable Intangible Assets	PWF Licenses	Related Intangible Assets	Total Identifiable Intangible Assets	Goodwill
Balance at December 31, 2002	$ 4,427	$ 8,639	$ --	$ 13,066	$ 4,793
Accumulated amortization	(1,750)	--	--	(1,750)	--
Net balance at December 31, 2002	2,677	8,639	--	11,316	4,793
Additions (see Note 2)	--	--	185,300	185,300	209,951
Amortization expense	(477)	--	(1,936)	(2,413)	--
Balance at December 31, 2003	$ 2,200	$ 8,639	$183,364	$194,203	$ 214,744
Amortization expense for the year ended December 31, 2003	$ 477	$ --	$ 1,936	$ 2,413	$ --
Estimated amortization expense per year for next five years	$ 477	$ --	$ 16,207	$ 16,684	$ --

The amortization is included as a reduction to revenue bond interest income.

The amounts indicated as goodwill in the accompanying consolidated financial statements as of December 31, 2003 are related to the acquisition, on December 31, 2001 of PWF and on November 17, 2003 of Related. These amounts represent goodwill under SFAS 142, and therefore, are not being amortized. In accordance with SFAS 142, we have concluded that no impairment exists at December 31, 2003. We will perform the required annual impairment tests in the fourth quarter of 2004.

NOTE 21 • Dividends and Restricted Assets

CharterMac may not receive any distributions from our consolidated subsidiary, Equity Issuer, until Equity Issuer has either paid all accrued but unpaid distributions related to its preferred shares, or in the case of the next following distribution payment date, set aside funds sufficient for payment. The distributions related to the preferred shares are payable only from Equity Issuer's quarterly net income, defined as the tax-exempt income (net of expenses) for the particular calendar quarter. Equity Issuer is required, under the terms of its preferred share issuance, to meet certain leverage ratios calculated as its total obligations divided by the gross fair value of investments. This could limit the ability of Equity Issuer to distribute cash or revenue bonds to us or to make loans or advances to us.

Equity Issuer and its subsidiaries hold revenue bonds which at December 31, 2003, had an aggregate carrying amount of approximately $1.71 billion that serve as collateral for securitized borrowings or are securitized. The total securitized borrowings at December 31, 2003 were approximately $517 million. Equity Issuer's net assets at December 31, 2003 were approximately $455 million.

CharterMac may not receive any distributions from CCC, until CCC has paid all distributions related to the SCUs. These distributions are payable first from CCC and then to the extent CCC lacks sufficient cash flow to pay the distributions, from CharterMac, except for all but $5 million of these distributions. Any such remaining shortfall will earn interest at a market rate and will be payable from time to time as CCC has sufficient cash flow. Dividends are payable to the holders of SCUs only if dividends are declared and paid to common shareholders.

NOTE 22 • Mortgage Servicing Rights

PWF recognizes as assets the rights to service mortgage loans for others, whether the MSRs are acquired through a separate purchase or through loan origination, by allocating total costs incurred between the loan and the MSRs retained based on their relative fair value. MSRs are being carried at their adjusted cost basis. MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

We have two areas of loss exposure related to its lending activities. First, while a loan is recorded on the balance sheet, there is exposure to potential loss if a loan becomes impaired and defaults. Second, we have exposure to loss due to the retention of a portion of credit risk within PWF's servicing contract under the Fannie Mae DUS program.

When a loan is owned by PWF and recorded on the balance sheet, PWF identifies loans that are impaired and evaluates the allowance for loss on a specific loan basis for losses believed to currently exist in the recorded loan portfolio. An impaired loan is defined, as noted within accounting guidance, when we determine it is probable that not all required contractual payments will be made when due. PWF's primary tool for determining which loans are likely to currently have a loss associated with them is to evaluate the debt service coverage ratio based on PWF's historical experience of similar properties and the frequency of such losses. Loans that are impaired and specific loans that are not impaired but have debt service coverage ratios below a certain threshold, which indicates a high likelihood of future foreclosure and currently have an existing loss, are evaluated. The estimate of currently existing loss includes the estimated severity of the loss which would include any advances made or existing property loss. Property maintenance costs (when foreclosure occurs) are expensed when incurred and not included in the loss estimate. However, as most loans are sold very quickly after origination, there typically is not a significant amount of loan loss allowance recorded.

We have exposure to loss due to our retention of a portion of credit risk within PWF's servicing contract under the Fannie Mae DUS program. For loans which have been sold as commercial mortgage-backed securities for which PWF retains the servicing under Fannie Mae's DUS program, PWF's share of loss is associated with the servicing contract and determined in accordance with the loss sharing provisions under the program. Prior to the issuance of Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), because the loss sharing on these serviced loans was associated with the servicing contract, they were valued within the servicing right and the anticipated cash flows that are associated with such servicing activities. We have determined that these potential losses are guarantees under the definition of FIN 45 and therefore, record an asset and a corresponding liability based on our estimate of the portion of the servicing cash flows deemed to represent compensation for our guarantee for loans originated on/or after January 1, 2003. On an ongoing basis, we will account for the asset by offsetting cash received for the guarantee against the asset and crediting interest income for the change in asset due to the passage of time. The portion of the liability representing an accrual for probable losses under SFAS No. 5, "Accounting for Contingencies" ("FAS 5") is adjusted as loss estimates change; the portion representing our willingness to stand by as guarantor will be amortized over the expected life of the guarantee.

NOTE 23 • Subsequent Events

New Acquisitions

Subsequent to December 31, 2003, CharterMac has acquired eight revenue bonds with a total aggregate face amount of approximately $70.2 million, secured by 1,321 multifamily units.

Interest Rate Swap Transactions

On January 15, 2004, CharterMac entered into two interest rate swap agreements with Fleet as the counterparty. One has a notional amount of $50 million fixed at an annual rate of 2.86% beginning in January 2005 and expiring in January 2008. The other swap has the same notional amount of $50 million fixed at an annual rate 3.08% beginning in January 2005 and expiring in January 2009. On February 13, 3004, CharterMac also entered into two interest rate swaps with RBC Capital Markets and Fleet as counterparties, respectively. Both have a notional amount of $100 million. The one with RBC has a fixed annual rate of 3.075% beginning in January 2005 and expiring in January 2009. The other swap with Fleet has a fixed annual rate of 3.265% beginning in January 2005 and expiring in January 2010.

Independent Auditors' Report

To the Board of Trustees
and Shareholders of
CharterMac
New York, New York

We have audited the accompanying consolidated balance sheets of CharterMac and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CharterMac and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York

March 15, 2004

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the intent, belief or current expectations of us and our management and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions, which will, among other things, affect the availability and creditworthiness of prospective tenants, lease rents and the terms and availability of financing for properties financed by revenue bonds owned by us; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate development and acquisition; government actions and initiatives; and environment/safety requirements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Overview

We are one of the nation's leading full-service multi-family finance companies. We focus on providing both capital solutions to developers and owners of multi-family rental housing throughout the country, as well as quality investment products to institutional and retail investors. Collectively, we and our subsidiaries offer financing for every part of a multi-family property's capital structure.

We are a Delaware statutory trust. Our subsidiaries which hold the tax-exempt revenue bonds are either treated as partnerships or disregarded for federal income tax purposes, and therefore we pay no federal income taxes on this portion of our income. This tax-exempt income is passed along, in the form of distributions, to our shareholders.

Conversely, our mortgage banking, fund management and credit enhancement activities are conducted in subsidiaries organized as corporations, and generate taxable income, which is also passed along, in the form of distributions, to our shareholders.

Portfolio Investing and Low-Income Housing Tax Credits

A large portion of our business, as it's currently structured, focuses on providing debt financing to developers of affordable, multi-family housing, which we accomplish by investing in tax-exempt revenue bonds issued by state and local governments or their agencies to finance affordable multi-family housing. These tax-exempt revenue bonds have tax credits attached to them, which are passed along to investors. Typically, the investors acquire a direct limited partnership interest in an upper-tier, or investment partnership. The investment partnership, in turn, invests as a limited partner in one or more lower-tier, or operating partnerships, that own and operate the housing projects.

The tax credits are allocated on a state-by-state basis for investments in qualifying affordable housing properties. The tax credit rate is set by the Internal Revenue Service and is earned over a ten year period starting at the point the construction or rehabilitation is completed. The property must continue to qualify as an affordable housing property for an additional five years, or a portion of the tax credits can be recaptured.

Limited partners in the investment partnerships are most often corporations who are able to utilize the tax benefits and, in most cases, derive no economic benefit from the investment other than the expected tax credits and tax losses from the operations. In some cases, in conjunction with the final disposition of the property, there may be some additional return to the limited partners. Investors, however, anticipate that the partnership will generate housing credits and tax losses, including depreciation and interest expense, over the life of the property, which will be almost entirely allocated to the limited partners.

We also guarantee third party mortgage loans and tax credit specified returns to investors in tax credit equity funds, for which we receive a fee.

The table below shows selected information regarding our portfolio investing activities:

(In thousands)	For the Year ended December 31, 2003	2002	2001
Acquisitions	$432,195	$457,060	$295,962
Weighted average interest rate of revenue bonds acquired	6.33%	6.98%	7.53%
Revenue bonds repaid	$ 84,631	$118,000	$ 24,030
Revenue bond interest income	$113,655	$ 92,681	$ 71,500
Interest expense and securitizations fees	$ 33,335	$ 19,004	$ 16,132
Loss on impairment of revenue bonds	$ 1,759	$ 920	$ 400
Gain (loss) on repayments of revenue bonds	$ 1,951	$ 3,885	$ (912)

The fair value and gross unrealized losses of our revenue bonds aggregated by length of time that individual bonds have been in a continuous unrealized loss position, at December 31, 2003, is summarized in the table below:

(In thousands)	Less than 12 Months	12 Months or More	Total
Fair value	$216,743	$ 36,660	$253,403
Gross unrealized loss	$ (5,789)	$ (2,777)	$ (8,565)

Our ability to find attractive investments has been strong and we expect it to continue to be so. Our intent is to diversify our revenue bond holdings, both in terms of geographic regions and relationships with developers. We intend to maintain our current market share in states where we already have a strong presence and identify regions where we can increase our presence.

The low interest rate environment was extremely favorable for us in 2003. BMA, the short-term tax-exempt index, continues to be at historic lows, having averaged only 1.03% for the year ended December 31, 2003 and remaining under 1% since the beginning of 2004. Our weighted average cost of debt at December 31, 2003 was approximately 2.5%, taking into effect our current hedging. We continue to recognize healthy spreads between our cost of borrowing and the interest rates on our revenue bonds. The interest rates on our tax exempt first mortgage bonds for 2003 had a weighted average permanent interest rate of 6.5% and our entire tax-exempt first mortgage bond portfolio had a weighted average interest rate of 6.8% at year end.

Based upon recent comments by the Federal Reserve Board, we believe short term rates will remain relatively low throughout most of 2004. Therefore, we have decided to focus our hedging activity on 2005 and beyond. We have entered into six different TBMA swap transactions with an aggregate notional amount of $450 million, all which provide protection beginning in 2005. These swaps have a weighted average term of 4 years.

We face increasing levels of competition both in terms of new competitors and new competing products. Some of our competitors have substantially greater financial and operational resources than we do. However, we believe we are able to effectively compete based on our long standing relationships with developers, our "Direct Purchase Program" and our broad array of product offerings. We continually seek to develop new products that will compete not only with other tax-exempt lending products, but with the expansive number of taxable products that exist in the market place.

Mortgage Banking

Through PWF, we are also a mortgage banker, originating and servicing multi-family mortgage loans on behalf of government sponsored entities (GSEs), including, among others, Fannie Mae, Freddie Mac, and FHA. PWF originates third party mortgage loans, for which it receives origination fees. PWF initially funds the loans, which are subsequently purchased by the GSEs. PWF retains the mortgage servicing rights (MSRs) on mortgages that it originates and receives fees for providing that service. We have exposure to loss related to the MSRs PWF retains in connection with the loans originated for Fannie Mae, pursuant to the terms of a master loss sharing agreement with Fannie Mae.

The table below shows selected information regarding PWF's mortgage banking activities:

(In thousands)	For the Year Ended December 31, 2003	2002
Originations	$ 604,579	$ 698,893
Total loans serviced	$4,114,293	$3,237,197
Mortgage servicing rights	$ 33,350	$ 35,595
Mortgage servicing fees	$ 4,683	$ 7,971
Mortgage origination fees	$ 9,029	$ 5,710

While PWF's loan originations declined in 2003 compared to 2002, of the loans closed in 2003, nearly three-quarters were new loans rather than portfolio refinancings, which add valuable new servicing to the portfolio.

We are committed to aggressively growing PWF's market share as an agency lender and have begun to make strides to do so. Last year, PWF was selected as one of four Freddie Mac Program Plus Seller/Servicers approved to originate targeted affordable loans for Freddie Mac on a national basis, as part of Freddie Mac's push to increase their presence in the affordable housing market. We believe that this designation should increase the amount of our Freddie Mac deal flow.

In November, PWF opened an office in Kansas City, which should increase our presence in the Midwest. This individual will be focusing on managing our Company's market-rate multifamily product lines.

We continue to offer a wide array of competitive products to multifamily developers, but are continually working with Fannie Mae, Freddie Mac, FHA and Ginnie Mae to develop new, attractive products and to participate in new lending programs they may initiate.

Fund Management

Through our acquisition on November 17, 2003, of Related, we now provide management services to real estate equity investment funds we sponsor and a publicly traded real estate investment trust that originates and acquires a variety of taxable construction, permanent, bridge, mezzanine and participating mortgage debt for multi-family housing. The funds we sponsor are the upper tier investment funds, discussed above, that provide low-income housing tax credits for investors.

This is a new line of business for us, which we expect will generate significant revenues. Related's fund management activities generate origination and acquisition fees associated with originating real estate equities investment funds and acquiring the assets that will be included in these funds. Related also receives asset management fees and partnership management fees for the services we perform for the funds we sponsor once they are operating.

Related had a record year in 2003. While Related's efforts from January 1 to November 17 did not impact us directly, Related raised over $890.4 million in tax credit equity from institutional investors for its investment funds, which is a 14% increase over 2002. This represents an approximate 15% market share for all tax credit equity raised in 2003, which clearly makes Related one of the leading tax credit fund managers.

Our acquisition of Related has enabled us to accomplish many of our goals. First, we are now internally managed, which has eliminated any perceived conflicts of interest in the market place and should broaden our access to capital. Internalizing management has also created a more effective cost structure for a Company of our size. Second, the acquisition diversifies our revenue streams. Similar to our mortgage banking subsidiary, PWF, Related derives its revenue from fee income, which is much less interest rate sensitive and much less capital intensive than our core portfolio investing business.

We face many competitors, some of whom have substantially greater financial and operational resources than we do. However, we feel we can effectively compete due to our on-going relationships with certain developers.

To the extent the economy softens in certain markets, we may not be able to find sufficient investments that meet our investment criteria. Additionally continued consolidation especially within the banking industry may decrease our investor pool.

Results of Operations

The following is a summary of our operations for the years ended December 31, 2003, 2002 and 2001. Net income for the years ended December 31, 2003, 2002 and 2001 was approximately $66.6 million, $60.8 million and $39.0 million, respectively.

Revenues

	For the Year Ended December 31,				
(In thousands)	2003	2002	% Change	2001	% Change
Revenue bond interest income	$113,655	$92,681	22.6%	$71,500	29.6%
Fee income					
Mortgage banking fees	13,712	13,681	0.2%	N/A	N/A
Fund management fees	12,643	N/A	N/A	N/A	N/A
Other income	12,200	10,051	21.4%	3,125	221.6%
Total revenues	$152,210	$116,413	30.8%	$74,625	56.0%

Total revenues for the year ended December 31, 2003, increased by approximately 30.8% or $35.8 million over 2002, primarily due to increases in revenue bond interest income of approximately 22.6% or $21.0 million and $12.6 million in fund management fees.

The increase in revenue bond interest income is primarily due to new bonds acquired during the fourth quarter of 2002 and during 2003. The increase in fund management fees represents the fee income earned by Related for the period from November 18, 2003 to December 31, 2003.

Total revenues for the year ended December 31, 2002, increased by approximately 56.0%, or $41.8 million over 2001, primarily due to increases in revenue bond interest income of approximately 29.6% or $21.2 million and $13.7 million in mortgage banking fees.

The increase in revenue bond interest income is primarily due to new bonds acquired during the fourth quarter of 2001 and during 2002. The increase in mortgage banking fees represents PWF's fees subsequent to our acquisition of PWF in December 2001.

Expenses

(In thousands)	2003	2002	% Change	2001	% Change
	For the Year Ended December 31,				
Interest expense	$19,859	$15,823	25.5%	$13,641	16.0%
Interest expense – distribution to preferred shareholders of subsidiary	9,448	N/A	N/A	N/A	N/A
Recurring fees – securitizations	4,028	3,181	26.6%	2,491	27.7%
General and administrative	40,945	24,506	67.1%	5,209	370.5%
Depreciation and amortization	11,926	8,891	34.1%	865	927.9%
Loss on impairment of assets	1,759	920	91.2%	400	130.0%
Total expenses	$87,965	$53,321	65.0%	$22,606	135.9%

Total expenses increased approximately 65.0% or $34.6 million for the year ended December 31, 2003 versus 2002, primarily due to increases of 67.1%, or $16.4 million in General and Administrative expenses and $9.4 million in interest expense represented by distributions to our preferred shareholders.

The increase in General and Administrative expenses is predominantly due to our acquisition of Related and the associated recognition of approximately $12.6 million in expenses for the period from November 18, 2003 through December 31, 2003. The largest components of Related's General and Administrative expenses are approximately $6.4 million in salaries and benefits and approximately $4.3 million in origination and offering ("O&O") costs. We initially record all O&O costs associated with the set up of new investment partnerships as receivables and immediately charge the total to expense, due to the fact we are not able to reliably quantify the amount of O&O expenses the investments will reimburse to us. To the extent these costs are reimbursed by the investment funds, we reverse the expense.

The increase in interest expense – distribution to preferred shareholders of subsidiary when compared to the 2002 reclassified amount of income allocated to preferred shareholders is approximately $1.6 million, attributable to the preferred offering consummated on June 4, 2002.

Total expenses increased approximately 135.9%, or $30.7 million for the year ended December 31, 2002 versus 2001, primarily due to increases of approximately $19.3 million in General and Administrative expenses and $8.0 million in depreciation and amortization.

The increase in General and Administrative expenses was primarily due to our acquisition of PWF and the growth of our Company. Depreciation and amortization increased in 2002 from 2001 primarily due to the amortization of PWF's mortgage servicing rights.

Other Items

(In thousands)	2003	2002	% Change	2001	% Change
	For the Year Ended December 31,				
Equity in earnings of ARCap	$ 2,219	$ 2,219	--	$ 456	386.6%
Gain on sale of loans	$ 5,532	$ 10,683	(48.2)%	$ --	N/A
Gain(loss) on repayment of revenue bonds	$ 1,951	$ 3,885	(49.8)%	$ (912)	N/A
Income allocated to preferred shareholders of subsidiary	$(9,449)	$(17,266)	(45.3)%	$(12,578)	37.2%
Income allocated to special common units	$(4,038)	$ --	--	$ --	--
Loss(income) allocated to minority interest	$ 54	$ (496)	N/A	$ --	--
Benefit(provision) for income taxes	$ 6,072	$ (1,284)	N/A	$ --	--

Gains on sales of loans decreased approximately 48.2% or $5.2 million for the year ended December 31, 2003 versus 2002, due to the decrease in PWF's loan origination activity in 2003 versus 2002.

The total income allocated to preferred shareholders of subsidiary for the year ended December 31, 2003, including the portion reclassified to interest expense, increased approximately $1.6 million as compared to 2002, attributable to the preferred offering consummated on June 4, 2002.

The income allocated to special common units represents the distributions payable to the holders of the SCUs for the period from November 18, 2003 to December 31, 2003.

The change in the benefit (provision) for income taxes results from the receipt of guarantee fee, construction service fees, asset management and partnership management fees which are recognized currently for income tax purpose but earned over the time such services are preformed.

During the year ended December 31, 2002, we recorded a gain on repayment of revenue bonds of approximately $3.9 million versus a loss of approximately $912,000 in 2001, due to differences in the number and size of revenue bonds repaid.

Income allocated to preferred shareholders of subsidiary increased 49.8% or $4.7 million due to preferred offerings consummated on October 9, 2001 and June 4, 2002.

Liquidity and Capital Resources

Short-term liquidity provided by operations comes primarily from interest income from revenue bonds and promissory notes in excess of the related financing costs, mortgage origination and servicing fees, and fund management fees. For the year ended December 31, 2003, we had net cash from operations of approximately $112.1 million. Additionally, we have entered into three revolving warehouse facilities, one, in the amount of $100 million, used by PWF, another, in the amount of $75 million, used by us to fund mortgage loans and investments in revenue bonds on a short term basis and the third in the amount of $85 million used by Related to acquire equity interests in property ownership entities prior to the inclusion of these equity interests into investment funds. The PWF facility is renewable annually, the CharterMac facility matures March 31, 2005, with a one year extension at our option, and the Related facility matures on October 29, 2004.

On November 17, 2003, CM Corp. entered into a $50 million and $10 million acquisition bridge loan facilities with Wachovia Bank in order to fund the cash portion, fees and expenses of our acquisition of Related. These bridge loan facilities have a nine-month term with two 90-day extension options. We have pledged our common ownership interest in Equity Issuer as security under these facilities. The facilities are pre-payable at any time and bear interest at LIBOR plus 1.5% and 2.4%, respectively.

Our long term liquidity needs are met using primarily two sources of capital: collateralized debt securitization and various types of equity offerings. We believe that our financing capacity and cash flow from current operations are adequate to meet our current and projected liquidity requirements. Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way.

The following table summarizes, on a gross basis, our and our subsidiaries' capital raising activities.

Capital Source	Amount of Capital Raised During *(in $000's)*: 2003	2002	2001 and prior
Equity:			
Preferred			
Series A	$ --	$ 30,000	$ 145,000
Series B	--	25,000	73,500
Convertible CRA	103,197	34,000	35,596
Total	$ 103,197	$ 89,000	$ 254,096
Common	$ --	$ 92,835	$ 177,823
Securitizations:			
MBIA			
Floater Certificates	$ (73,000) (1)	$ 106,500	$ 350,000
Auction Rate	100,000	--	--
P-Floats/RITES	101,348	23,272	191,887
Fixed Rate	100,000	--	--
Total	$ 228,348	$ 129,772	$ 541,887
Other Debt:			
PW Acquisition Facility	$ (2,044) (2)	$ --	$ 27,261
Related Warehouse Line	24,532	--	--
PW Warehouse Line	(19,424) (3)	11,969	29,325
Fleet Line of Credit	21,730	--	--
Wachovia Bank Loan	60,000	--	--
Total	$ 84,794	$ 11,969	$ 56,586
Total of all capital activity	$ 416,339	$ 323,576	$ 1,030,392

(1) Negative amount is due to the restructuring of the MBIA program.
(2) Negative amount is due to the principal pay down of the PW Acquisition Facility.
(3) Negative amount is due to the principal pay down of the PW Warehouse Line.

Convertible Community Reinvestment Act Preferred Share Offerings

We first issued Convertible CRA Shares during 2000. Since then the program has become increasingly popular with a broad range of banks that invest in our shares to both make an investment in us and to make a qualifying Community Reinvestment Act investment. At December 31, 2003 26 different banks had invested in our Convertible CRA Shares.

During 2003 we issued 5,738,053 Convertible CRA Shares raising gross proceeds of approximately $103.2 million. At December 31, 2003, we had 8,179,761 shares outstanding, of which 1,351,636 shares are convertible at the holders' options into 1,275,512 common shares. The remaining 6,828,125 shares are convertible on a one-to-one basis. Our Convertible CRA

Shares continue to be a viable method to raise capital, which we intend to continue to use in the future.

Securitizations and Debt Financings

We use floating rate securitization programs to leverage our portfolio of revenue bonds to generate capital for the acquisition of additional revenue bonds. In each of our securitization programs, we contribute revenue bonds into trusts, which are generally credit enhanced by investment grade rated third party entities and then floating rate certificates are sold out of the trust. We retain a residual interest in each of the trusts.

We use two primary securitization programs: MBIA securitizations and P-Floats/Rites ("P-Float") program.

Under our MBIA securitizations, pools of bonds are contributed into trusts, which are credit enhanced by MBIA, a large financial insurer, and then low-floater certificates are sold. The low-floater certificates sold have an interest rate that is reset weekly ("floating rate") or an interest rate that is reset periodically based on a dutch auction process ("auction rate securitizations"). MBIA has agreed to provide us with up to $650 million in credit enhancement through 2011. Using the MBIA credit enhancement we can complete up to $425 million of floating rate securitizations and $225 million of auction rate securitization. At December 31, 2003, we had $383.5 million of floating rate securitization and $100.0 million of auction rate securitizations outstanding.

In the P-Floats program, Merrill Lynch deposits individual revenue bonds into a special purpose trust and provides a credit enhancement guarantee enabling the trust to sell a weekly reset floating rate security. We are required to post additional bonds with Merrill Lynch as collateral for the credit enhancement provided. At December 31, 2003, we had approximately $316.5 million outstanding revenue bonds under the P-Floats program

During 2003, we completed an new fixed rate securitization, whereby we sold $100 million of two-year certificates with a fixed rate of 3.25% collateralized by $196.8 million bonds and requiring no credit enhancement.

Our continued ability to raise capital through the use of securitization programs is dependent on the following factors: (i) the availability of seasoned bonds to be used in securitizations or as excess collateral; (ii) the depth of the market of buyers for tax-exempt floating rate investments and (iii) our ability to maintain and expand our relationships with credit enhancers.

We continue to actively manage our balance sheet and our relationships to mitigate the impact of the factors listed above and to continue to diversify our sources of capital.

We believe that our current financing capacity and cash flow from current operations are adequate to meet our current and projected liquidity requirements.

Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions sometimes involve future events which cannot be determined with absolute certainty. Therefore, our determination of estimates requires that we exercise our judgment. While we have used our best estimates based on the facts and circumstances available to us at the time, different results may actually occur and any such differences could be material to our financial statements.

We believe the following policies may involve a higher degree of judgment and complexity and represent the critical accounting policies used in the preparation of our financial statements.

Investment in revenue bonds

We account for our investments in revenue bonds as available-for-sale debt securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") due to a provision in most of our revenue bonds under which we have a right to require redemption of the revenue bonds prior to their maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified. As such, SFAS 115 requires us to classify these investments as "available-for-sale." Accordingly, investments in revenue bonds are carried at their estimated fair values, with unrealized gains and losses reported in accumulated other comprehensive income. Unrealized gains or losses do not affect the cash flow generated from property operations, distributions to shareholders, the characterization of the tax-exempt income stream or the financial obligations under the revenue bonds.

If, in our judgment, it is determined probable that we will not receive all contractual payments required, when they are due, the revenue bond is deemed impaired and is written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

Because revenue bonds have a limited market, we estimate the fair value for each bond as the present value of its expected cash flows using a discount rate for comparable tax-exempt investments. This process is based upon projections of future economic events affecting the real estate collateralizing the bonds, such as property occupancy rates, rental rates, operating cost inflation, market capitalization rates and an appropriate market rate of interest, all of which are based on good faith estimates and assumptions developed by us. Changes in market conditions and circumstances may occur which would cause these estimates and assumptions to change; therefore, actual results may vary from the estimates and the variance may be material.

For certain revenue bonds, we believe that certain factors have impacted the near-term fair value. In these instances, the revenue bonds are valued at either the outstanding face amount of the bond or management's estimate of the fair value, whichever is lower.

Mortgage Banking Activities
PWF is an approved seller/servicer of multi-family mortgage loans for Fannie Mae, Freddie Mac and Ginnie Mae. For Fannie Mae, PWF is approved under the DUS program. Under DUS, upon obtaining a commitment from Fannie Mae with regard to a particular loan, Fannie Mae commits to acquire the mortgage loan based upon PWF's underwriting and PWF agrees to bear a portion of the risk of potential losses in the event of a default. Fannie Mae commitments may be made to acquire the mortgage loan for cash or in exchange for a mortgage-backed security backed by the mortgage loan. As a Program Plus lender for Freddie Mac, Freddie Mac agrees to acquire for cash from PWF loans for which PWF has issued commitments. Ginnie Mae agrees to exchange FHA-insured mortgages originated by PWF for Ginnie Mae securities.

Mortgage loans originated for Fannie Mae, Freddie Mac or Ginnie Mae are closed in the name of PWF, which uses corporate cash obtained by borrowing from a warehouse lender to fund the loans. Approximately a week to a month following closing of a loan, loan documentation and an assignment are delivered to Fannie Mae, Freddie Mac, Ginnie Mae, or a document custodian on its behalf and the cash purchase price or mortgage-backed security is delivered to PWF. PWF uses the cash it receives to repay its warehouse loans and the mortgage-backed securities are sold pursuant to prior agreements for cash, which is also used to repay warehouse loans. PWF also underwrites and originates multi-family and commercial mortgages for insurance companies and banks.

PWF receives origination fees which are included in mortgage banking fees in the consolidated statements of income. Neither we nor PWF retains any interest in any of the mortgage loans, except for mortgage servicing rights ("MSRs") and certain liabilities under the loss-sharing ar-rangement with Fannie Mae.

Mortgage Servicing Rights
PWF recognizes as assets the rights to service mortgage loans for others, whether the MSRs are acquired through a separate purchase or through loan origination, by allocating total costs incurred between the loan and the MSRs retained based on their relative fair value. MSRs are being carried at their adjusted cost basis. MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

We have two areas of loss exposure related to PWF's lending activities. First, while a loan is recorded on the balance sheet, there is exposure to potential loss if a loan becomes impaired and defaults. Second, we have exposure to loss due to the retention of a portion of credit risk within PWF's servicing contract under the Fannie Mae DUS program.

When a loan is owned by PWF and recorded on the balance sheet, PWF identifies loans that are impaired and evaluates the allowance for loss on a specific loan basis for losses believed to currently exist in the recorded loan portfolio. An impaired loan is defined, as noted within accounting guidance, when PWF determine it is probable that not all required contractual payments will be made when due. PWF's primary tool for determining which loans are likely to currently have a loss associated with them is to evaluate the debt service coverage ratio based on PWF's historical experience of similar properties and the frequency of such losses. Loans that are impaired and specific loans that are not impaired but have debt service coverage ratios below a certain threshold, which indicates a high likelihood of future foreclosure and currently have an existing loss, are evaluated. The estimate of currently existing loss includes the estimated severity of the loss which would include any advances made or existing property loss. Property maintenance costs (when foreclosure occurs) are expensed when incurred and not included in the loss estimate. However, as most loans are sold very quickly after origination, there typically is not a significant amount of loan loss allowance recorded.

We have exposure to loss due to PWF's retention of a portion of credit risk within PWF's servicing contract under the Fannie Mae DUS program. For loans which have been sold as commercial mortgage-backed securities for which PWF retains the servicing under Fannie Mae's DUS program, PWF's share of loss is associated with the servicing contract and determined in accordance with the loss sharing provisions under the program. Prior to the issuance of Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), because the loss sharing on these serviced loans was associated with the servicing contract, they were valued within the servicing right and the anticipated cash flows that are associated with such servicing activities. We have determined that these potential losses are guarantees under the definition of FIN 45 and therefore, record an asset and a corresponding liability based on our estimate of the portion of the servicing cash flows deemed to represent compensation for our guarantee for loans originated on/or after January 1, 2003. On an ongoing basis, we will account for the asset by offsetting cash received for the guarantee against the asset and crediting interest income for the change in asset due to the passage of time. The portion of the liability representing an accrual for probable losses under SFAS No. 5, "Accounting for Contingencies" ("FAS 5") is adjusted as loss estimates change;

the portion representing our willingness to stand by as guarantor will be amortized over the expected life of the guarantee.

Revenue Recognition
We derive revenues from a variety of investments and guarantees, summarized as follows:

Revenue Bond Interest Income – Interest income is recognized at the stated rate as it accrues and when collectibility of future amounts is reasonably assured. Participating interest is recognized when received. Interest income from revenue bonds with modified terms or where the collectibility of future amounts is uncertain is recognized based upon expected cash receipts. Certain construction revenue bonds carry different interest rates during the construction and permanent financing periods. In these cases, we calculate the effective yield on the revenue bond and use that rate to recognize interest income over the life of the bond.

Mortgage Banking Fees

Mortgage Banking Fees – PWF fees earned for arranging financings under the Fannie Mae DUS product line or on behalf of Freddie Mac, insurance companies and banks or other lenders are recorded at the point the financing commitment is accepted or the mortgagor and the interest rate of the mortgage loan is fixed.

Mortgage Servicing Fees – PWF receives fees for servicing the loans it has originated or purchased. This income is recognized on an accrual basis over the estimated life of the loans being serviced.

Fund Management Fees

Origination Fees – Origination fees include both property acquisition fees and partnership management fees which are received by Related from the proceeds raised at formation of the investment funds. Property acquisition fees (generally 2% to 4% of equity raised) are for services performed in connection with the acquisition of interests in property-owning partnerships and are recognized when the earnings process is complete and collectibility is reasonably assured, which is defined as the date the investor equity is raised and the properties have been acquired by the investment fund. Partnership management fees (generally 1% of equity raised) are for services to be performed by Related for (i) maintaining the books and records of the investment fund, including requisite investor reporting, and (ii) monitoring the acquired property interests to ensure that their development, leasing and operations comply with low income housing or other tax credit requirements. Related recognizes these fees when such services are rendered, which, per the partnership agreements, are contractually over five years following the initial closing of the investment fund, using the straight-line method.

Acquisition Fees – Acquisition fees are earned upon acquisition of investments by a publicly-held entity for which Related acts as the advisor. These fees are calculated as a percentage of the purchase price of investments acquired, up to 1%.

Development Fees – Development fees are earned from properties co-developed by Related with unaffiliated developers and sold to investment funds. Recognition of development fees is based on completion and stabilization of properties, after guarantees of completion and deficits are no longer deemed to require funding. The guarantees are issued by another one of our subsidiaries on behalf of Related and as required by the investment fund.

Asset Management Fees – Related earns asset management fees from its investment funds on an annual basis calculated based on a percentage of each investment fund's invested assets, generally 0.5%. These fees are paid from the investment fund's available working capital balances, and are earned by Related for managing the Underlying Property assets of the investment fund. These fees are recorded monthly as earned, but only when the management of Related determines that collection is reasonably assured based on the investment funds' working capital balance. Amounts not recorded as revenues, due to inadequate working capital at the investment fund level, are due upon sale or refinancing of the fund's properties; receipt of such amounts is highly uncertain. The alternative accounting would be to accrue the full amount of the fees and then reserve for the portion that management estimates will not be paid until there is a sale or refinancing of the Underlying Properties in the investment fund. Related believes that the assessment of collectibility is an integral part of revenue recognition; if this factor was not considered, net income and assets could be materially overstated. The investment funds are separate legal entities that are subject to factors and market conditions that are beyond the control of Related, and may not generate adequate cash to pay all fees due to Related.

Other Income

Interest Income from Promissory Notes and Mortgages Receivable – Interest on mortgage loans and notes receivable is recognized on the accrual basis as it becomes due. Deferred loan origination costs and fees are amortized over the life of the applicable loan as an adjustment to interest income, using the interest method. Interest which was accrued is reversed out of income if deemed to be uncollectible.

Other Interest Income – Interest income from temporary investments, such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

Construction Service Fees – CM Corp. and Related receive fees, in advance, from borrowers for servicing revenue bonds during the construction period. These fees are deferred and amortized into other income over the anticipated construction period.

Credit Enhancement and Guarantee Fees – CM Corp. and Related receive fees for providing credit enhancement and for backing up primary guarantors' obligations to guarantee agreed upon internal rates of return to the investors in programs sponsored by Related. The credit enhancement fees are recognized in other income when received. The guarantee fees are deferred and recognized in other income on a prorata basis over the guarantee periods.

Equity in Earnings of ARCap – Our equity in the earnings of ARCap is accrued at the preferred dividend rate of 12% on the preferred shares we hold, unless ARCap does not have earnings and cash flows adequate to meet this dividend requirement.

Financial Risk Management and Derivatives

We have entered into several derivative instruments, including an interest rate cap, forward commitments and interest rate swaps, all of which are accounted for under the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted. We have designated the interest rate swaps as cash flow hedges on the variable interest payments on our floating rate securitizations. Two of the interest rate swaps do not become effective until 2005. The two interest rate swaps that are currently in place, are recorded at their respective fair market value each accounting period, with changes in market value being recorded in accumulated other comprehensive income to the extent the hedges are effective in achieving offsetting cash flows. These hedges have been perfectly effective, so have generated no ineffectiveness that needs to be included in earnings. The effectiveness of the other two swaps is being measured using the hypothetical swap method, until they go into effect in 2005. For the year ended December 31, 2003, there was no ineffectiveness related to these two swaps. Had there been any ineffectiveness or should there be any ineffectiveness in the future, the amount would have flowed or will flow through our consolidated statements of income. The interest rate cap, although designed to mitigate our exposure to rising interest rates, was not designated as a hedging derivative; therefore, any change in fair market value flows through the consolidated statements of income, where it is included in interest income. The forward commitments create derivative instruments under SFAS 133, which have been designated as cash flow hedges of the anticipated funding of the Revenue Bonds, and, as such, are recorded at fair value, with changes in fair value recorded in accumulated other comprehensive income until the revenue bonds are funded.

Income Taxes

Effective July 1, 2001, we began operation of a new wholly owned, taxable subsidiary, CM Corp., which conducts most of our taxable business, including any mortgage servicing activities and fund management activities in which we may engage. We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

Share Options and Share Awards

We have issued options to employees for our common shares. We have issued restricted common shares to non-employees and employees, some of which vested immediately upon issuance and some of which vest over various periods ranging from nine months to four years. Additionally, we have issued SCUs of CCC to some employees, which vest in 2006 and 2007.

We account for our share options in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation cost is accrued based on the estimated fair value of the options issued, and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to us until the vesting date, we estimate the fair value of the share options at each period-end up to the vesting date, and adjust the expense accordingly. The fair value of each option grant is estimated using the Black-Scholes option-pricing model.

Our share awards have been recorded as a separate deferred compensation line in the equity section of our consolidated financial statements. The amount of the deferred compensation expense was calculated as the number of shares awarded at the average of the high and low price of our common shares at the date of award, which was $19.33. Individuals holding those awards are entitled to dividends on their shares, even if the shares have not yet vested. Any such payments will be recorded directly to Beneficial Owner's Equity – other common shareholders. However, if any individual should forfeit their awards, any amounts previously recorded directly to Beneficial Owner's Equity, would be reversed and charged to compensation expense. The amount of the deferred compensation will be charged to compensation expense on a pro rata basis over the relevant vesting period.

Goodwill and Intangible Assets

In connection with our acquisition of Related, we have recorded goodwill in the amount of approximately $210.3 million and identifiable intangible assets in the aggregate amount of $183.3 million. The intangible assets were recorded at this fair value as verified by an independent third party valuation firm and are amortized over their estimated useful lives. The goodwill is the excess of the purchase price we paid over the fair value of the assets and liabilities acquired including deferred tax liabilities, and is not being amortized. We have adopted FAS No. 141 and 142 which required us to test the goodwill for impairment at least annually and more often if circumstances indicate there may be reason to believe goodwill has been impaired. Any such impairment would be charged to expense in the period in which it is determined. Additionally, the useful lives of the identifiable intangible assets may need to be reassessed and amortization accelerated, or such intangible assets could be deemed impaired. Any such amounts could have a material impact on our consolidated financial statements.

Commitments and Contingencies

Mortgage Banking Activities

Through PWF, we originate and service multi-family mortgage loans for Fannie Mae, Freddie Mac and FHA. PWF's mortgage lending business is subject to various governmental and quasi-governmental regulations. PWF is licensed or approved to service and/or originate and sell loans under Fannie Mae, Freddie Mac, Ginnie Mae and FHA programs. FHA and Ginnie Mae are agencies of the Federal government and Fannie Mae and Freddie Mac are federally-chartered investor-owned corporations. These agencies require PWF and its subsidiaries to meet minimum net worth and capital requirements and to comply with other requirements. Mortgage loans made under these programs are also required to meet the requirements of these programs. In addition, under Fannie Mae's DUS program, PWF has the authority to originate loans without a prior review by Fannie Mae and is required to share in the losses on loans originated under this program.

The DUS program is Fannie Mae's principal loan program. Under the Fannie Mae DUS Product Line, PWF originates, underwrites and services mortgage loans on multi-family residential properties and sells the project loans directly to Fannie Mae. PWF assumes responsibility for a portion of any loss that may result from borrower defaults, based on the Fannie Mae loss sharing formulas, Levels I, II or III. At December 31, 2003, all of PWF's loans consisted of Level I loans. For such loans, PWF is responsible for the first 5% of the unpaid principal balance and a portion of any additional losses to a maximum of 20% of the original principal balance. Level II and Level III loans carry a higher loss sharing percentage. Fannie Mae bears any remaining loss.

Under the terms of the Master Loss Sharing Agreement between Fannie Mae and PWF, PWF is responsible for funding 100% of mortgagor delinquency (principal and interest) and servicing (taxes, insurance and foreclosure costs) advances until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, for Level I loans, we may request interim loss sharing adjustments which allow us to fund 25% of such advances until final settlement under the Master Loss Sharing Agreement. No interim loss sharing adjustments are available for Level II and Level III loans.

We maintain an accrued liability for probable losses under FAS 5 for loans originated under the Fannie Mae DUS product line at a level that, in management's judgment, is adequate to provide for estimated losses. At December 31, 2003, that liability was approximately $6.7 million, which we believe represents its probable liability at this time. Unlike loans originated for Fannie Mae, PWF does not share the risk of loss for loans PWF originates for Freddie Mac or FHA.

In connection with the PWF warehouse line, both our Company and CM Corp. have entered into guarantees for the benefit of Fleet National Bank ("Fleet"), guaranteeing the total advances drawn under the line, up to the maximum of $100 million, together with interest, fees, costs, and charges related to the PWF warehouse line.

PWF maintains, as of December 31, 2003, treasury notes of approximately $4.7 million and a money market account of approximately $1.3 million, which is included in cash and cash equivalents-restricted in the consolidated balance sheet, to satisfy the Fannie Mae collateral requirements of $6.0 million.

Due to the nature of PWF's mortgage banking activities, PWF is subject to supervision by certain regulatory agencies. Among other things, these agencies require PWF to meet certain minimum net worth requirements, as defined. PWF met these requirements for all agencies, as applicable, as of December 31, 2003.

At December 31, 2003, PWF had commitments of approximately $49.8 million to five borrowers.

Off Balance Sheet Arrangements

Credit Enhancement Transaction

In December 2001, CM Corp. completed a credit enhancement transaction with Merrill Lynch Capital Services, Inc. ("MLCS"). Pursuant to the terms of the transaction, CM Corp. assumed MLCS's $46.9 million first loss position on a $351.9 million pool of tax-exempt weekly variable rate multi-family mortgage loans. TRCLP, has provided CM Corp. with an indemnity covering 50% of any losses that are incurred by CM Corp. as part of this transaction. As the loans mature or prepay, the first loss exposure and the fees paid to CM Corp. will both be reduced. The latest maturity date on any loan in the portfolio occurs in 2009. The remainder of the real estate exposure after the $46.9 million first loss position has been assumed by Fannie Mae and Freddie Mac. In connection with the transaction, we have guaranteed the obligations of CM Corp., and have met its obligation to post collateral, in an amount equal to 40% of the first loss amount. Our maximum exposure under the terms of this transaction is approximately $23.5 million. During 2003, two of the tax-exempt weekly variable rate multi-family mortgage loans were repaid in the amount of $8.9 million. These repayments reduced the first loss position to $38 million and the pool of multi-family mortgage loans to $288.6 million. This reduced our maximum exposure under the terms of the transaction to approximately $19 million.

CM Corp. performed due diligence on each property in the pool, including an examination of loan-to-value and debt service coverage both on a current and "stressed" basis. CM Corp. analyzed the portfolio on a "stressed" basis by increasing capitalization rates and assuming an increase in the low floater bond rate. As of December 31, 2003, the credit enhanced pool of properties are performing according to their contractual obligations and we do not anticipate any losses to be incurred on its guaranty. Should the Company's analysis of risk of loss change in the future, a provision for probable loss might be required; such provision could be material.

Yield Guarantee Transactions

CM Corp. has entered into six agreements with Merrill Lynch (the "Primary Guarantor") to guarantee agreed-upon rates of return for three pools of multi-family properties each owned by a local partnership which in turn, is majority-owned by affiliates of Related for which CM Corp. has or will receive guarantee fees.

Each transaction was structured as two separate guarantees, one primarily guaranteeing the returns through the lease-up phase of the properties and the other guaranteeing the returns through the operating phase of the properties. CM Corp. receives a fee for each guarantee up front at the start of each guarantee period. These fees will be recognized in income on a straight line basis over the period of the respective guarantees. Total potential exposure pursuant to these guarantees is approximately $228.0 million. We have analyzed the expected operations of the Underlying Properties and believe there is no risk of loss at this time. Should our analysis of risk of loss change in the future, a provision for possible losses might be required; such provision could be material. We account for these guarantees under the FIN 45. We have determined that the fees received represent the fair value of the respective liabilities and accordingly have recorded such fees as a liability included in deferred income on our consolidated balance sheets.

Some of the local partnerships have financed their properties with the proceeds of our revenue bonds. In these cases, the Primary Guarantor has required that those revenue bonds be deposited into a trust pursuant to which the revenue bonds were divided into senior and subordinated interests with approximately 50% of each revenue bond being subordinated. We have financed the senior trust interest as part of the Merrill Lynch P-FloatsSM/RitesSM program. The subordinate trust interests are being used as collateral in other of our Company's financing programs.

In connection with these transactions, we have posted $159.0 million as collateral with the Primary Guarantor in the form of either cash or revenue bonds.

Revenue Bond Forward Transactions

We have entered into six transactions to purchase revenue bonds pursuant to agreements which require us, at the earlier of stabilization or conversion to permanent financing to acquire Series A and Series B revenue bonds at a predetermined price and interest rates. We are obligated to purchase the revenue bonds only if construction is completed. We are obligated to buy the Series B revenue bonds only if, at the date the Series A bonds are stabilized, the property's cash flow is sufficient to provide debt service coverage of 1.15x for both the Series A and B bonds. An unrelated third party lender will advance funds to the developer, as needed during the construction period, at a floating rate. These forward commitments create derivative instruments under SFAS No. 133, which have been designated as a cash flow hedge of the anticipated funding of the revenue bonds, and are recorded at fair value, with changes in fair value recorded in other accumulated comprehensive income until the revenue bonds are funded. The total potential amount we could possibly be required to fund is $84.4 million.

Other Guarantees

We have entered into three transactions related to three properties, Coventry Place, Canyon Springs and Arbor Ridge. Pursuant to the terms of these transactions, we will provide credit support to the construction lender for project completion and Fannie Mae permanent loan conversion and acquire subordinated bonds to the extent the construction period bonds do not fully convert. Up until the point of completion, we will reimburse the construction lender for any draw on its construction letter of credit up to 40% of the stated amount of the letter of credit. Following completion, up until the project loan converts to permanent loan status, we will, should the need arise, reimburse the full amount of the letter of credit. We closely monitor these two properties, and believes there is no need currently, to provide for any potential loss. Should our analysis of risk of loss change in the future, a provision for loss might be required; such provision could be material. The developer has also issued several guarantees to the construction lender, each of which would be called upon before our guarantees, and each of which would be assigned to us should its guarantees be called. Once the construction loans convert to permanent loans, we are obligated to acquire subordinated loans for the amount by which each construction loan exceeds the corresponding permanent loan, if any. The subordinated bonds will bear interest at 10%. Under Fannie Mae guidelines, the size of the subordinated bonds will be limited to a 1.0x debt service coverage based on 75% of the cash flow after the senior debt.

Our maximum exposure, related to these two transactions, is 40% of the stated amount of the letter of credit of approximately $27 million.

The following table reflects our maximum exposure and carrying amount for guarantees we and our subsidiaries have entered into:

(In thousands)	Maximum Exposure	Carrying Amount
Payment guarantees	$ 17,933	$ --
Insured tax credits guarantee	15,000	--
Completion guarantees	53,236	--
Operating deficit guarantees	614	--
CMC credit enhancement	19,000	--
LIHTC guarantees	228,000	5,850
	$ 333,783	$ 5,850

Contractual Obligations

The following table provides our commitments as of December 31, 2003 to make future payments under our debt agreements and other contractual obligations.

	Payments due by Period				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$153,350	$109,128	$ 27,182	$17,040	$ --
Operating lease obligations	1,376	545	831	--	--
Unfunded loan commitments	178,930	49,750	129,180	--	--
Fixed rate securitization	100,000	--	100,000	--	--
Employee contracts	6,000	2,000	4,000	--	--
Total	$439,656	$161,423	$261,193	$17,040	$ --

Income Taxes

We are organized as a Delaware statutory trust and, for tax purposes, are classified as a partnership. Almost all of our recurring income is tax-exempt. From time to time we may sell or securitize various assets which may result in capital gains and losses. This tax structure allows us to have the pass-through income characteristics of a partnership for both taxable and tax-exempt income. We do not pay tax at the partnership level. Instead, the distributive share of our income, deductions and credits is reported to each shareholder for inclusion on their respective income tax return. The tax-exempt income derived from most of our revenue bonds remains tax-exempt as it is passed through to shareholders. Any cash dividends received by us from subsidiaries, organized as corporations, will be recorded as dividend income for tax purposes. For such subsidiaries, created in 2001, there were no dividends distributed for tax purposes.

We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

We derive a substantial portion of our income from ownership of first mortgage "Private Activity Bonds." The interest from these bonds is generally tax-exempt from regular Federal income tax. However, the Tax Reform Act of 1986 classifies the interest earned on Private Activity Bonds issued after August 7, 1986 as a tax preference item for alternative minimum tax purposes ("AMT"). The percentage of our tax-exempt interest income subject to AMT for the years ended December 31, 2002, 2001 and 2000 was approximately 85%, 79% and 88% respectively. AMT is a mechanism within the Internal Revenue Code to ensure that all taxpayers pay at least a minimum amount of taxes. All taxpayers are subject to the AMT calculation requirements although the vast majority of taxpayers will not actually pay AMT. As a result of AMT, the percentage of our income that is exempt from federal income tax may be different for each shareholder depending on that shareholder's individual tax situation.

Recently Issued Accounting Standards

In November 2002, the FASB issued FIN 45. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of this FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. CM Corp. entered into one credit enhancement transaction and two yield guarantee transactions prior to December 31, 2002. The fee for the credit enhancement transaction is received monthly and recognized as income when due. The fees for the yield guarantee transactions, received in advance, were deferred and amortized over the guarantee periods. During 2003, CM Corp. entered into four more yield guarantee transactions. We believe the fees received for these guarantees approximates the fair value of the obligations undertaken in issuing the guarantees and have recorded liabilities included in deferred income equal to the fair values of the obligations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB statement No. 123. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employer compensation. Because we account for our share options using the fair value method, implementation of this statement did not have an impact on our consolidated financial statements. We have adopted the provisions of SFAS No. 123 for our share options issued to non-employees. Accordingly, compensation cost is accrued based on the estimated fair value of the options issued, and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to us until the vesting date, we estimate the fair value of the non-employee options at each period-end up to the vesting date, and adjust expensed amounts accordingly. The fair value of each option grant is estimated using the Black-Scholes option-pricing model. In connection with the purchase of Related, we issued 778,420 restricted common shares to employees, of which 52,863 vested immediately. The balance of 725,557 shares vest over two, three or four years depending on the number of shares granted to each employee. We have adopted the provisions of SFAS No. 123 for these employee grants. Accordingly, we recognized compensation expense for the vested shares at the market price for the shares on the grant date and deferred compensation expense for the non-vested shares also at the market price on the grant date.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB issued FIN 46R, which revises FIN 46, codifying certain FASB Staff positions and extending the implementation date. FIN 46, as revised by FIN 46R, clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Prior to the issuance of FIN 46R, we had not applied FIN 46 to any entities; accordingly, the provisions of FIN 46R are effective for us beginning March 31, 2004.

FIN 46R is a complex standard that requires significant analysis and judgment. We are still in the process of evaluating its impact on our financial statements, particularly as it applies to the investment fund sponsorship business we acquired by purchasing Related in November of 2003. In that acquisition, and in subsequent fund originations, we, through our ownership of Related, became the general partner or equivalent in over 70 investment funds, all of which may represent variable interest entities under FIN 46R. As the general partner, and, in some cases, the guarantor of the underlying fund returns, we may be deemed to be the primary beneficiary of some or all of such entities, even though we have no equity investment in the investment partnerships. If we determine that we are required to consolidate all of our investment partnerships under FIN 46R, our total assets would increase by approximately $2.5 billion. The investment partnerships do not carry debt, so minority partners' interest of approximately $2.5 billion would be recorded between liabilities and equity on our balance sheet.

In recording our acquisition of Related, we ascribed approximately $5 million of the purchase price to the estimated future cash flows to be received from general partner interests in investment partnerships in which we maintain a non-equity controlling partner. However, from time to time the general partner of the investment funds, may be called upon to fund investment fund operations which we would advance on behalf of the general partner and would be repaid to us out of future operating cash flow or sale or refinancing proceeds received by the investment fund, so our maximum exposure to loss cannot be quantified. We also have exposure to losses under guarantees of returns on certain funds, as described in Note 16.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires that certain financial instruments that have the characteristics of debt and equity be classified as debt. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. Pursuant to SFAS No. 150, on July 1, 2003 we have reclassed $273.5 million previously shown in the "mezzanine" (between liabilities and equity) in the consolidated balance sheets as "preferred shares of subsidiary subject to mandatory redemption" into the liability section, and the dividends paid on such shares (approximately $9.4 million for the year ended December 31, 2003) has been classified as interest expense; dividends related to prior periods continue to be classified as income allocated to preferred shareholders of subsidiary.

The following recent pronouncements had no material impact on our consolidated financial statements:

- SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections".
- SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities".
- SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

Inflation

Inflation did not have a material effect on our results for the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

We invest in certain financial instruments, primarily revenue bonds and other bond related investments that are subject to various forms of market risk, including real estate risk, interest rate risk, credit and liquidity risk and prepayment risk. We seek to prudently and actively manage such risks to earn sufficient compensation to justify the undertaking of such risks and to maintain capital levels which are commensurate with the risks we undertake.

Real Estate Risk

We derive income by investing in revenue bonds secured by multi-family affordable residential properties. Investing in such revenue bonds collateralized by such properties subjects us to various types and degrees of risk that could adversely affect the value of our assets and our ability to generate revenue. The factors that may reduce our revenues, net income and cash available for distributions to shareholders include the following: the property securing a revenue bond may not generate income sufficient to meet its operating expenses and debt service on its related revenue bond; economic conditions, either local, regional or national, may limit the amount of rent that can be charged for rental units at the properties, and may result in a reduction in timely rent payments or a reduction in occupancy levels; occupancy and rent levels may be affected by construction of additional housing units and national, regional and local politics, including current or future rent stabilization and rent control laws and agreements; federal LIHTC and city, state and federal housing subsidy or similar programs which apply to many of the properties, could impose rent limitations and adversely affect the ability to increase rents to maintain the properties in proper condition during periods of rapid inflation or declining market value of such properties; and, if a revenue bond defaults, the value of the property securing such revenue bond (plus, for properties that have availed themselves of the federal LIHTC, the value of such credit) may be less than the face amount of such revenue bond.

All of these conditions and events may increase the possibility that a property owner may be unable to meet its obligations to us under its mort-gage revenue bond. This could affect our net income and cash available for distribution to shareholders. We manage these risks through diligent and comprehensive underwriting, asset management and ongoing monitoring of loan performance.

We may be adversely affected by periods of economic or real estate downturns that result in declining property performance or property values. Any material decline in property values used as collateral for our revenue bonds increases the possibility of a loss in the event of default. Additionally, some of our income may come from additional interest received from the participation of a portion of the cash flow, sale or refinancing proceeds on Underlying Properties. The collection of such additional interest may decrease in periods of economic slowdown due to lower cash flows or values available from the properties. In a few instances, the revenue bonds are subordinated to the claims of other senior interest and uncertainties may exist as to a borrower's ability to meet principal and interest payments. Because of these economic factors, debt service on the revenue bonds, and therefore net income and cash available for distribution to shareholders is dependent on the performance of the Underlying Properties.

Interest Rate Risk

The nature of our investments and the instruments used to raise capital for their acquisition expose us to income and expense volatility due to fluctuations in market interest rates. Market interest rates are highly sensitive to many factors, including governmental policies, domestic and international economic and political considerations and other factors beyond our control.

The revenue bonds generally bear interest at fixed rates, or pay interest according to the cash flows of the Underlying Properties, which do not fluctuate with changes in market interest rates. In contrast, payments required under our floating rat securitization programs vary based on market interest rates based on TBMA index and are re-set weekly.

In addition, we have floating rate debt related to our acquisition financing of PWF and Related and our warehouse facilities. PWF has loans receivable and short term borrowings related to its mortgage origination operations which are not expected to subject PWF to significant interest rate risk. PWF typically provides mortgages to borrowers (mortgages receivable) by borrowing from third parties (short-term borrowings). Since PWF's mortgages receivable are typically subject to a take-out commitment by Fannie Mae, Freddie Mac or FHA, the related borrowings to finance such mortgages are typically short-term. The interest income or expense that represents the difference between the interest charged to borrowers and the interest paid to PWF's lender during the warehousing period will be earned by PWF.

Other long-term sources of capital, such as Equity Issuer's various series of Cumulative Preferred Shares, carry a fixed dividend rate and as such, are not impacted by changes in market interest rates.

A rising interest rate environment could reduce the demand for multi-family tax-exempt and taxable financing, which could limit our ability to invest in revenue bonds or to structure transactions. Conversely, falling interest rates may prompt historical renters to become homebuyers, in turn potentially reducing the demand for multi-family housing.

An effective interest rate management strategy can be complex and no strategy can insulate us from all potential risks associated with interest rate changes. Various financial vehicles exist which would allow us to mitigate the impact of interest rate fluctuations on our cash flows and earnings. Beginning in 2001, based upon management's analysis of the interest rate environment and the costs and risks of such strategies, we entered into interest rate swaps in order to hedge a portion of the risk of rising interest rates and the impact of such a rise on our MBIA and P-Floats programs.

On January 5, 2001, we entered into a five-year interest swap that fixes BMA index to 3.98% on a notional amount of $50 million. On February 5, 2001, we entered into a three-year interest swap that fixes the BMA index to 3.64% on a notional amount of an additional $100 million. We have designated both of these swaps on hedging derivatives and FAS No. 133.

During January 2002, concurrent with our acquisition of PWF and pursuant to the financing put in place to complete the acquisition, we entered into an interest rate cap agreement with Fleet Bank, with a cap of 8% on a notional amount of $30 million. Although this transaction is designed to mitigate our exposure to rising interest rates, we have not designated this interest rate cap as a hedging derivative under FAS 133.

On December 17, 2003, we entered into a three-year interest rate swap that fixes TBMA at 2.56%, beginning January 2005, on a notional amount of $100 million. On December 30, 2003, we entered into a three-year interest rate swap that fixes TBMA at 2.00%, 2.78% and 3.27% for the twelve months beginning January 3, 2005, January 3, 2006 and January 3, 2007, respectively, on a notional amount of $50 million.

Interest rate swap agreements are subject to risk of early termination by us or the counterparty, possibly at times unfavorable to us and, depending on market conditions at the time, may result in the recognition of a significant gain or loss from changes in the market value of the hedging instrument. There can be no assurance that we will be able to acquire hedging instruments at favorable prices, or at all, when the existing arrangements expire or are terminated which would then fully expose us to interest rate risk to the extent of the balance of debt subject to such hedges. In addition, there is no assurance that the counterparty to these hedges will have the capacity to pay or perform under the stated terms of the interest rate swap agreement; however, we seek to enter into such agreements with reputable and investment grade rated counterparties.

We adopted statement of Financial Accounting Standards No. 133, as amended and interpreted, on January 1, 2001. Accordingly, we have documented and established our policy for risk management and the related objectives and strategies for the use of derivative instruments to potentially mitigate such risks. Currently, our strategy is intended to reduce interest rate risk through the use of interest rate swaps. At inception, we designated these interest rate swaps as cash flow hedges on the variable interest payments on its floating rate financing. Accordingly, the interest rate swaps are recorded at their fair market values each accounting period, with changes in market values being recorded in accumulated other comprehensive income to the extent that the hedge is effective in achieving offsetting cash flows. We assess, both at the inception of the hedge and on an ongoing basis, whether the swap agreements are highly effective in offsetting changes in the cash flows of the hedged financing. Any ineffectiveness in the hedging relationship is recorded in earnings. There was no ineffectiveness in the hedging relationship during 2001, 2002 or 2003, and we expect that these hedging relationships will be highly effective in achieving offsetting changes in cash flow throughout their terms. Net amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense.

At December 31, 2003, the combined fair market value of the two interest rate swaps we entered in 2001 was a liability of approximately $2.4 million, included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. Interest paid or payable under the terms of the swaps of approximately $4.1 million and $3.5 million, is included in interest expense for the years ended December 31, 2003 and 2002, respectively. The combined fair market value of the two new interest rate swaps we entered into in 2003 was an asset of approximately $1.78 million, included in the other assets on the consolidated balance sheets.

At December 31, 2003, the interest rate cap was recorded as an asset with a fair market value of $34,004 included in other assets on the consolidated balance sheets. Because we have not designated this derivative as a hedge, the change in fair market value flows through the consolidated statements of income, where it is included in interest income.

With respect to the portion of our floating rate financing programs which are not hedged, a change in TBMA rate would result in increased or decreased payments under these financing programs, without a corresponding change in cash flows from the investments in revenue bonds. For example, based on the unhedged $803 million ($953 million outstanding under these financing programs at December 31, 2003, less the $150 million notional amount subsequently hedged and assuming a perfect hedge correlation), we estimate that an increase of 1.0% in TBMA rate would decrease our annual net income by approximately $8.0 million. Conversely, a decrease in market interest rates would generally benefit us in the same amount described above, as a result of decreased allocations to the minority interest and interest expense without corresponding decreases in interest received on revenue bonds.

Changes in market interest rates would also impact the estimated fair value of our portfolio of revenue bonds. We estimate the fair value for each revenue bond as the present value of its expected cash flows, using a discount rate for comparable tax-exempt investments. Therefore, as market interest rates for tax-exempt investments increase, the estimated fair value of our revenue bonds will generally decline, and a decline in interest rates would be expected to result in an increase in their estimated fair values. For example, we estimate, using the same methodology used to estimate the portfolio fair market value under FAS 115, that a 1% increase in market rates for tax-exempt investments would decrease the estimated fair value of our portfolio of revenue bonds from its December 31, 2003 value of approximately $1,871,009,000 to approximately $1,708,894,753. A 1% decline in interest rates would increase the value of the December 31, 2003 portfolio to approximately $1,955,110,897. Changes in the estimated fair value of the revenue bonds do not impact our reported net income, earnings per share, distributions or cash flows, but are reported as components of other accumulated comprehensive income and affect reported shareholders' equity.

Changes in interest rates would also affect the PWF acquisition loan with Fleet, the PWF warehouse lines and the Related acquisition facility. A 1% change in the underlying interest rates would affect our annual net income by approximately $931,000 (based on the outstanding balances at December 31, 2003 of approximately $25.2 million for the PWF acquisition loan, $21.9 million for the PWF warehouse line and $24.5 million for the Related acquisition facility).

The assumptions related to the foregoing discussion of market risk involve judgments involving future economic market conditions, future corporate decisions and other interrelating factors, many of which are beyond our control and all of which are difficult or impossible to predict with accuracy. Although we believe that the assumptions underlying the forward-looking information are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking information included herein will prove to be accurate. Due to the significant uncertainties inherent in forward-looking information, the inclusion of such information should not be regarded as our representation that our objectives and plans would be achieved.

Liquidity Risk

Our investments generally lack a regular trading market, particularly during turbulent market conditions or if any of our tax-exempt revenue bonds become taxable or are in default. There is no limitation as to the percentage of investments that may be illiquid and we do not expect to invest a substantial portion of its assets in liquid investments. There is a risk involved in investing in illiquid investments, particularly in the event that we need additional cash. In a situation requiring additional cash, we could be forced to liquidate some of its investments on unfavorable terms that could substantially impact our consolidated balance sheet and reduce the amount of distributions available and payments made in respect of our shares.

Risk Associated with Securitization

Through securitizations, we seek to enhance our overall return on our investments and to generate proceeds that, along with equity offering proceeds, facilitate the acquisition of additional investments. In our debt securitizations, an investment bank and/or credit enhancer generally provides liquidity to the underlying trust and credit enhancement to the bonds, which enables the senior interests to be sold to certain accredited third party investors seeking investments rated "AA" or better. The liquidity facilities are generally for one-year terms and are renewable annually. To the extent that the credit enhancer is downgraded below "AA", either an alternative credit enhancement provider would be substituted to reinstate the desired investment rating or the senior interests would be marketed to other accredited investors. In either case, it is anticipated that the return on the residual interests would decrease, which would negatively impact our income. If we are unable to renew the liquidity or credit enhancement facilities, we would be forced to find alternative liquidity or credit enhancement facilities, repurchase the underlying bonds or liquidate the underlying bonds and its investment in the residual interests. If we are forced to liquidate our investment, we would recognize gains or losses on the liquidation, which may be significant depending on market conditions. As of December 31, 2003, $483.5 million of senior interest is credit enhanced by an eight-year term facility through MBIA. Of this $438.5 million, $383.5 million is subject to annual "rollover" renewal for liquidity. Merrill Lynch provides credit enhancement and liquidity for an additional $316.5 million of senior interest. We do not maintain an ongoing commitment with Merrill Lynch and the senior interest is subject to a weekly re-set schedule. We continue to review alternatives that would reduce and diversify risks associated with securitization.

CharterMac Company Information

Officers of the Trust

Stuart J. Boesky, Chief Executive Officer
Marc D. Schnitzer, President
Alan P. Hirmes, Chief Operating Officer and Chief Financial Officer
Denise L. Kiley, Chief Credit Officer

Shareholder Information

Trust Office

625 Madison Avenue
New York, New York 10022
(212) 317-5700

Website

www.chartermac.com

Auditors

Deloitte & Touche LLP

Counsel

Paul, Hastings, Janofsky & Walker LLP

Stock Listing

The American Stock Exchange
Symbol: CHC

Transfer Agent & Registrar

EquiServe Trust Company, N.A.
CharterMac
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 730-6001
www.equiserve.com

Dividend Reinvestment Plan

CharterMac offers its common shareholders a Dividend Reinvestment Plan. Shareholders who enroll in the Plan will have their quarterly dividend automatically reinvested toward the purchase of additional shares of CharterMac stock. Costs and commissions associated with the plan are paid by the Company. For more information, please contact our Transfer Agent at (800) 730-6001.

Investor Relations

(800) 831-4826

Trading and Dividend Information

(In dollars)	Common Stock Market Price High	Common Stock Market Price Low	Dividends Declared
2003			
Fourth Quarter	21.86	18.35	0.37
Third Quarter	19.62	16.68	0.35
Second Quarter	19.79	17.50	0.325
First Quarter	18.34	16.51	0.325
2002			
Fourth Quarter	18.44	15.01	0.32
Third Quarter	18.19	14.75	0.32
Second Quarter	18.20	15.53	0.31
First Quarter	16.79	15.45	0.31

As of March 12, 2004, there were 3,299 registered common shareholders.

Tax Information

Shareholders may obtain a copy of their CharterMac Schedule K-1 at www.chartermac.com.

10-K Filing

A copy of the Trust's 10-K Annual Report, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to:
Investor Relations Department
at the Trust Office.

Shareholder Account Access

Shareholders of record can receive online account information and answers to frequently asked questions regarding shareholder accounts via the Internet by visiting www.chartermac.com/acctaccess.cfm.

CharterMac
625 Madison Avenue
New York, NY 10022
800.831.4826
www.chartermac.com

4927-AR-2004